

**2023 ANNUAL REPORT
PB BANKSHARES, INC.
PRESENCE BANK**

OUR CORE VALUES

PASSION — We act like owners.

RELATIONSHIPS — We are driven to create long-term bonds that withstand the test of time.

OPENNESS — We encourage open and honest communication.

SERVICE — We treat people the way we wish to be treated.

POSITIVITY — We maintain a positive spirit and value our faith and family.

EDUCATION — We educate our associates and customers on financial prosperity.

RESULTS — We will achieve financial success for our associates, customers, and communities.






Dear Fellow Stockholders,

Our Board of Directors and Senior Management team are pleased to share with you our 2023 Annual Report. There were many challenges in 2023 -- rapid increase in Fed Funds Rate causing banks' funding cost to rise, Quantitative Tightening to reduce liquidity and spending to tame inflation, work from home creating issues in retaining and hiring quality talent, and the potential deterioration of the Commercial Real Estate sector. We are proud to report that your company fared very well in 2023 given the strong headwinds. Our team has worked hard in the last three years to institute a "white glove" sales process, enterprise risk management practices, building a sound balance sheet, retaining and building talent resulting in being named the third best place to work in central Pennsylvania (in the "Small Employer" category). As stewards of your investment, we continue to deploy capital to create franchise value through organic relationship-based banking.

Our noteworthy achievements in 2023 include:

- ✓ Selected as the 3rd Best Place to Work in Pennsylvania

- ✓ Pretax income grew to $2,516,000 in 2023, compared to $1,824,000 in 2022, excluding the gain/loss on disposal of premises and equipment

- ✓ Net Income of $1,919,000 in 2023, compared to $2,114,000 in 2022 (includes gain on sale of property of $821,000), and $785,000 in 2021

- ✓ Organic Loan Growth of 7% Year over Year

- ✓ Deposit Growth of 15% Year over Year

- ✓ Since making investments in technology, the Company has a total of 536 mobile deposit customers and 88 full cash management customers

- ✓ Allowance for Credit Losses on loans to Total Loans coverage ratio of 1.38%

- ✓ Total Non-Performing Loans at 0.44% at 12/31/2023, compared to 0.34% of Total Loans at 12/31/2022

- ✓ Tangible Book Value per Common Share of $17.53*

- ✓ We remain above well capitalized levels

- ✓ Assets per FTE of $12.2 million in 2023, improving from $8.7 million in 2021

- ✓ Awarded Bauer Financial 5-Star "Superior Rating" for second consecutive year

- ✓ Instituted a paperless loan approval process with documentation imaging. This process saves tremendous duplication of effort, provides one source of truth for data integrity and leverages CECL and Stress Testing from the same source, creating efficiency.

---

* Tangible book value per share is equal to total stockholders' equity divided by common shares outstanding. There are no intangible assets.

COMMERCIAL REAL ESTATE PORTFOLIO

(as of December 31, 2023)

STRESS TEST

- Completed 69% or $109.4 million of CRE Portfolio

- CRE Portfolio average loan-to-value ratio is 60.7%

- Debt service coverage ratio 1.46 times exclusive of any sponsor or guarantor support

- Property type is diverse and there is no geographic concentration

OFFICE EXPOSURE

- $9.4 million in non owner-occupied office space

- 5 loans comprise office segment, which all are loans in medical space not subject to general market office issues

- Average loan-to-value ratio is 72.9%

- Debt service coverage ratio 1.48 times exclusive of sponsor or guarantor support

HOSPITALITY EXPOSURE

- $20.8 million in flag hotel loans

- 6 loans comprise the hotel portfolio

- Average loan-to-value ratio is 51.7%

- Debt service coverage ratio 2.00 times exclusive of any sponsor or guarantor support

- Guarantors have strong liquidity and are experienced local operators

LONG TERM GROWTH IN TOTAL ASSETS, DEPOSITS, & LOANS

TOTAL ASSETS
(Dollars in Millions)



2018	2019	2020	2021	2022	2023
$210	$217	$275	$315	$387	$440

TOTAL DEPOSITS
(Dollars in Millions)



2018	2019	2020	2021	2022	2023
$160	$168	$231	$251	$289	$333

NET LOANS
(Dollars in Millions)



2018	2019	2020	2021	2022	2023
$172	$171	$186	$249	$301	$321



TANGIBLE BOOK VALUE PER COMMON SHARE

$18.50
$18.00
$17.50
$17.00
$16.50
$16.00
$15.50
$15.00
December 31, 2021
December 31, 2022
December 31, 2023
Tangible Book Value Per Common Share
Tangible Book Value Per Common Share (excluding accumulated other comprehensive loss)*

**Non-GAAP Financial Measure Reconciliation*

	December 31, 2021		December 31, 2022		December 31, 2023	
Tangible Common Equity	$	45,834	$	45,987	$	46,989
Adjustment for Accumulated Other Comprehensive Loss	$	(282)	$	(1,932)	$	(1,247)
Tangible Common Equity, Excluding Accumulated Other Comprehensive Loss	$	46,116	$	47,919	$	48,236
Common Shares Outstanding	$	2,777,250	$	2,845,076	$	2,679,967
Tangible Book Value per Common Share	$	16.50	$	16.16	$	17.53
Tangible Book Value per Common Share, Excluding Accumulated Other Comprehensive Loss	$	16.60	$	16.84	$	18.00

The table above reconciles, as of the dates set forth, stockholders' equity (on a GAAP basis) to tangible book value and tangible book value excluding accumulated other comprehensive loss and calculates our tangible book value per common share and tangible book value per common share excluding accumulated other comprehensive loss. Book value is equal to tangible book value due to the Company having no intangible assets.

If you have any questions or concerns, please call me directly on my cell phone, (813) 659-6252.

Sincerely,

Janak M. Amin

President & CEO, PB Bankshares, Inc. and Presence Bank



PRESENCE BANK WILL DONATE

$25

FOR EVERY NEW PERSONAL OR BUSINESS CHECKING ACCOUNT[1]

&

MATCH YOUR PERSONAL DONATION[1]

UP TO
$25

At Presence Bank, we are committed to supporting our communities. We choose to partner with Make-A-Wish® Philadelphia, Delaware & Susquehanna Valley to grant wishes to critically-ill children.

You can help us fulfill dreams by opening a new checking account, making a donation, or referring your friends and family to Presence Bank.

BENEFITING

Make-A-Wish®
PHILADELPHIA, DELAWARE
& SUSQUEHANNA VALLEY

PRESENCE
B A N K

[1] When you open a new Personal or Business Checking Account at Presence Bank (excludes all Not-for-Profit and Municipal accounts), Presence Bank will donate $25.00 to Make-A-Wish® Philadelphia, Delaware & Susquehanna Valley. At the time of new account opening, you may elect to make a donation in any amount to Make-A-Wish® Philadelphia, Delaware & Susquehanna Valley, which Presence Bank will match up to $25.00. This company match is not valid after the date of new account opening. Donations will be dedicated to granting a wish in each of the Presence Bank communities. Presence Bank is a Member FDIC.



April 19, 2024

Dear Fellow Stockholder:

We cordially invite you to attend the 2024 Annual Meeting of Stockholders of PB Bankshares, Inc. The Annual Meeting will be held at the Eden Resort, located at 222 Eden Road, Lancaster, Pennsylvania on May 22, 2024, at 10:00 a.m., local time.

The enclosed Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted. Also enclosed for your review is our Annual Report for the year ended December 31, 2023, which contains information concerning our activities and operating performance. Our directors and officers will be present to respond to any questions that stockholders may have.

The business to be conducted at the Annual Meeting consists of the election of directors and the ratification of the appointment of Yount, Hyde & Barbour, P.C. as independent registered public accounting firm for the year ending December 31, 2024. The Board of Directors has determined that the matters to be considered at the Annual Meeting are in the best interest of PB Bankshares, Inc. and its stockholders, and the Board of Directors unanimously recommends a vote "FOR" each matter to be considered.

It is important that your shares be represented at the Annual Meeting, whether or not you plan to attend personally. Please complete, sign and date the enclosed proxy card and return it as soon as possible in the postage-paid envelope provided so that your shares will be represented at the Annual Meeting. Alternatively, you may vote through the Internet or by mobile device. Information and applicable deadlines for voting through the Internet or by mobile device are set forth in the enclosed proxy card instructions. You may revoke your proxy at any time prior to its exercise, and you may attend the Annual Meeting and vote in person, even if you have previously returned your proxy card or voted via the Internet or by mobile device. However, if you are a stockholder whose shares are not registered in your own name, you will need additional documentation from your record holder in order to vote personally at the Annual Meeting.

Sincerely,

Janak M. Amin
President and Chief Executive Officer

PB Bankshares, Inc.
185 E. Lincoln Highway
Coatesville, Pennsylvania 19320
(610) 384-8282

NOTICE OF
ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 22, 2024

Notice is hereby given that the 2024 Annual Meeting of Stockholders of PB Bankshares, Inc. will be held at the Eden Resort, located at 222 Eden Road, Lancaster, Pennsylvania on May 22, 2024 at 10:00 a.m., local time.

A Proxy Card and Proxy Statement for the Annual Meeting are enclosed. The Annual Meeting is for the purpose of considering and acting upon:

1. the election of three directors;
2. the ratification of the appointment of Yount, Hyde & Barbour, P.C. as independent registered public accounting firm for the year ending December 31, 2024; and

such other matters as may *properly* come before the Annual Meeting, or any adjournments thereof. The Board of Directors is not aware of any other business to come before the Annual Meeting.

Any action may be taken on the foregoing proposals at the Annual Meeting on the date specified above, or on the date or dates to which the Annual Meeting may be adjourned. Stockholders of record at the close of business on April 2, 2024 are the stockholders entitled to vote at the Annual Meeting, and any adjournments thereof.

EACH STOCKHOLDER, WHETHER HE OR SHE PLANS TO ATTEND THE ANNUAL MEETING, IS REQUESTED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR VOTE THROUGH THE INTERNET OR BY MOBILE DEVICE AS DIRECTED ON YOUR PROXY CARD. ANY PROXY GIVEN BY THE STOCKHOLDER MAY BE REVOKED AT ANY TIME BEFORE IT IS VOTED. A PROXY MAY BE REVOKED BY FILING WITH THE CORPORATE SECRETARY OF PB BANKSHARES, INC. A WRITTEN REVOCATION OR A DULY EXECUTED PROXY CARD BEARING A LATER DATE. ANY STOCKHOLDER PRESENT AT THE ANNUAL MEETING MAY REVOKE HIS OR HER PROXY AND VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE ANNUAL MEETING. HOWEVER, IF YOU ARE A STOCKHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED TO TAKE ADDITIONAL STEPS TO PARTICIPATE IN THE ANNUAL MEETING AS DESCRIBED IN THE PROXY STATEMENT. ATTENDANCE AT THE ANNUAL MEETING WILL NOT IN ITSELF CONSTITUTE REVOCATION OF YOUR PROXY.

By Order of the Board of Directors

Mackenzie Jackson
Corporate Secretary

Coatesville, Pennsylvania
April 19, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS: THE PROXY STATEMENT, INCLUDING THE NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS, AND PB BANKSHARES, INC.'S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023 ARE EACH AVAILABLE ON THE INTERNET AT: https://www.cstproxy.com/pbbankshares/2024.


PROXY STATEMENT

PB Bankshares, Inc.
185 E. Lincoln Highway
Coatesville, Pennsylvania 19320
(610) 384-8282

ANNUAL MEETING OF STOCKHOLDERS

May 22, 2024


This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of PB Bankshares, Inc. ("PB Bankshares") to be used at the Annual Meeting of Stockholders, which will be held at the Eden Resort, located at 222 Eden Road, Lancaster, Pennsylvania on May 22, 2024, at 10:00 a.m., local time, and all adjournments of the Annual Meeting. The accompanying Notice of Annual Meeting of Stockholders and this Proxy Statement are first being mailed to stockholders on or about April 19, 2024.


REVOCATION OF PROXIES


Stockholders who execute proxies in the form solicited hereby retain the right to revoke them in the manner described below. Unless so revoked, the shares represented by such proxies will be voted at the Annual Meeting and all adjournments thereof. Proxies solicited on behalf of the Board of Directors of PB Bankshares will be voted in accordance with the directions given thereon. **Please vote through the Internet, by mobile device or sign and return your proxy card in the postage paid envelope provided. Where no instructions are indicated on the proxy card, signed proxies will be voted "FOR" the election of the nominees for director named herein and "FOR" the ratification of the appointment of Yount, Hyde & Barbour, P.C. as our independent registered public accounting firm for the year ending December 31, 2024.**

Proxies may be revoked by sending written notice of revocation to the Corporate Secretary of PB Bankshares at the address shown above, by filing a duly executed proxy bearing a later date or by attending and voting at the Annual Meeting. The presence at the Annual Meeting of any stockholder who had given a proxy shall not revoke such proxy unless the stockholder votes at the Annual Meeting or delivers a written revocation to our Corporate Secretary prior to the voting of such proxy.

If you have any questions about giving your proxy or require assistance, please call Mackenzie Jackson, Corporate Secretary, at (610) 624-3616.

If you are a stockholder whose shares are not registered in your name, you will need appropriate documentation from your record holder to vote in person at the Annual Meeting.


SOLICITATION OF PROXIES; EXPENSES


We will pay the cost of this proxy solicitation. Our directors, executive officers and other employees may solicit proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means. No additional compensation will be paid to our directors, executive officers or employees for such services. We will reimburse brokerage firms and other custodians, nominees, and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of our common stock.


VOTING SECURITIES AND PRINCIPAL HOLDERS


Except as otherwise noted below, holders of record of PB Bankshares' shares of common stock, par value $0.01 per share, as of the close of business on April 2, 2024 are entitled to one vote for each share then held. As of April 2, 2024, there were 2,629,967 outstanding shares of common stock. Our Articles of Incorporation generally provide that record holders of our common stock who beneficially own, either directly or indirectly, more than 10% of our outstanding shares are not entitled to any vote with respect to the shares held in excess of the 10% limit.

Principal Holders

Persons and groups who beneficially own in excess of 5% of the shares of common stock are required to file certain reports with the Securities and Exchange Commission regarding such ownership. The following table sets forth, as of April 2, 2024, the shares of common stock beneficially owned by our directors and executive officers, individually and as a group, and by each person who was known to us as the beneficial owner of more than 5% of the outstanding shares of common stock. The mailing address for each of our directors and executive officers is 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320.

	Shares of Common Stock Beneficially Owned as of the Record Date [1]	Percent of Shares of Common Stock Outstanding [2]
Persons Owning Greater than 5%		
Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the Presence Bank Employee Stock Ownership Plan 1013 Centre Road, Suite 300, Wilmington, Delaware 19805	221,705 [3]	8.3 %
Directors		
Janak M. Amin	106,834 [4]	4.0 %
Spencer J. Andress	19,500 [5]	*
Joseph W. Carroll	56,253 [6]	2.1 %
Larry J. Constable	14,500 [7]	*
Bony R. Dawood	—	*
Thomas R. Greenfield	14,500 [8]	*
John V. Pinno, III	6,500 [9]	*
Jane B. Tompkins	7,500 [10]	*
M. Joye Wentz	5,500 [11]	*
R. Cheston Woolard	18,500 [12]	*
Executive Officers who are not Directors		
Lindsay S. Bixler	14,731 [13]	*
Douglas L. Byers	31,967 [14]	1.2 %
William H. Sayre	12,304 [15]	*
Larry W. Witt	18,345 [16]	*
All directors and executive officers as a group (14 persons)	326,934	12.2 %

* Less than 1%.

(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of PB Bankshares common stock if he or she has or shares voting or investment power with respect to such common stock or has a right to acquire beneficial ownership at any time within 60 days from April 2, 2024. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct and the named individuals and group exercise sole voting and investment power over the shares of PB Bankshares common stock.

(2) Based on a total of 2,629,967 shares of common stock outstanding as of April 2, 2024.

(3) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2024.

(4) Includes 55,404 shares of common stock held in an IRA for the benefit of Mr. Amin, 3,225 shares of common stock held by Mr. Amin and his spouse, 1,275 shares of common stock held in a Roth IRA for the benefit of Mr. Amin, 1,135 shares of common stock held in a Roth IRA for the benefit of Mr. Amin and his spouse, 4,039 shares allocated to Mr. Amin as a participant in the ESOP, 22,218 unvested shares of restricted stock granted to Mr. Amin and 13,884 shares that can be acquired by Mr. Amin pursuant to stock options within 60 days of April 2, 2024.

(5) Includes 10,000 shares of common stock held by a company controlled by Mr. Andress, 2,400 unvested shares of restricted stock granted to Mr. Andress and 1,500 shares that can be acquired by Mr. Andress pursuant to stock options within 60 days of April 2, 2024.

(6) Includes 10,000 shares of common stock held by Mr. Carroll's spouse, 6,427 shares of common stock held by Mr. Carroll and his spouse, 1,000 shares of common stock held in an IRA for the benefit of Mr. Carroll, 1,000 shares of common stock held in an IRA for the benefit of Mr. Carroll's spouse, 3,641 unvested shares of restricted stock granted to Mr. Carroll and 2,275 shares that can be acquired by Mr. Carroll pursuant to stock options within 60 days of April 2, 2024.

(7) Includes 10,000 shares of common stock held by a company controlled by Mr. Constable, 2,400 unvested shares of restricted stock granted to Mr. Constable and 1,500 shares that can be acquired by Mr. Constable pursuant to stock options within 60 days of April 2, 2024.

(8) Includes 2,400 unvested shares of restricted stock granted to Mr. Greenfield and 1,500 shares that can be acquired by Mr. Greenfield pursuant to stock options within 60 days of April 2, 2024.

(9) Includes 2,400 unvested shares of restricted stock granted to Mr. Pinno and 1,500 shares that can be acquired by Mr. Pinno pursuant to stock options within 60 days of April 2, 2024.

(10) Includes 2,400 unvested shares of restricted stock granted to Ms. Tompkins and 1,500 shares that can be acquired by Ms. Tompkins pursuant to stock options within 60 days of April 2, 2024.

(11) Includes 2,400 unvested shares of restricted stock granted to Ms. Wentz and 1,500 shares that can be acquired by Ms. Wentz pursuant to stock options within 60 days of April 2, 2024.

(12) Includes 2,000 shares of common stock held by a company controlled by Mr. Woolard, 2,400 unvested shares of restricted stock granted to Mr. Woolard and 1,500 shares that can be acquired by Mr. Woolard pursuant to stock options within 60 days of April 2, 2024.

(13) Includes 2,677 shares of common stock held in an IRA for the benefit of Ms. Bixler, 1,579 shares allocated to Ms. Bixler as a participant in the ESOP, 5,244 unvested shares of restricted stock granted to Ms. Bixler and 3,920 shares that can be acquired by Ms. Bixler pursuant to stock options within 60 days of April 2, 2024.

(14) Includes 8,100 shares of common stock held in an IRA for the benefit of Mr. Byers, 850 shares of common stock held by Mr. Byers and his spouse 2,758 shares allocated to Mr. Byers as a participant in the ESOP, 10,488 unvested shares of restricted stock granted to Mr. Byers and 5,849 shares that can be acquired by Mr. Byers pursuant to stock options within 60 days of April 2, 2024.

(15) Includes 964 shares allocated to Mr. Sayre as a participant in the ESOP, 5,040 unvested shares of restricted stock granted to Mr. Sayre and 3,875 shares that can be acquired by Mr. Sayre pursuant to stock options within 60 days of April 2, 2024.

(16) Includes 652 shares of common stock held in an IRA, 264 shares of common stock held in a Rollover IRA, 91 shares of common stock held in a Roth IRA for the benefit of Mr. Witt, 2,277 shares allocated to Mr. Witt as a participant in the ESOP, 7,465 unvested shares of restricted stock granted to Mr. Witt and 4,005 shares that can be acquired by Mr. Witt pursuant to stock options within 60 days of April 2, 2024.

Quorum

The presence at the Annual Meeting or by proxy of holders of a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining that a quorum is present. In the event there are not sufficient votes for a quorum, or to approve or ratify any matter being presented at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit the further solicitation of proxies.

Votes Required

As to the election of directors, a stockholder may: (i) vote FOR ALL nominees proposed by the Board; (ii) vote to WITHHOLD for ALL nominees; or (iii) vote to WITHHOLD for one or more of the nominees being proposed. Directors are elected by a plurality of votes cast, without regard to either broker non-votes or proxies as to which the authority to vote for the nominees being proposed is withheld. Plurality means that individuals who receive the highest number of votes cast are elected, up to the maximum number of directors to be elected at the Annual Meeting.

As to the ratification of the appointment of Yount, Hyde & Barbour, P.C. as our independent registered public accounting firm for the year ending December 31, 2024, a stockholder may: (i) vote FOR the ratification; (ii) vote AGAINST the ratification; or (iii) ABSTAIN from voting on such ratification. The ratification of this matter shall be determined by a majority of the votes represented at the Annual Meeting and entitled to vote on the matter, without regard to proxies marked ABSTAIN or broker non-votes.

Effect of Not Casting Your Vote

If you hold your shares in "street name," you are considered the beneficial owner of your shares and your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by completing a voting instruction form provided by your broker, bank or other holder of record that accompanies your proxy materials. If you hold your shares in street name, it is critical that you cast your vote if you want it to count in the election of directors. Current regulations restrict the ability of your bank, broker or other holder of record to vote your shares in the election of directors and certain other matters on a discretionary basis. Therefore, if you hold your shares in street name and you do not instruct your bank, broker or other holder of record on how to vote in the election of directors, no votes will be cast on your behalf. These are referred to as "broker non--votes." Your bank, broker or other holder of record, however, does continue to have discretion to vote any shares for which you do not provide instructions on how to vote on the ratification of the appointment of the independent registered public accounting firm. If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

Participants in the Presence Bank Employee Stock Ownership Plan

If you participate in the Presence Bank Employee Stock Ownership Plan (the "ESOP"), you will receive a Vote Authorization Form for the ESOP that reflects all of the shares you may direct the trustee to vote on your behalf under the ESOP. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the proportionate interest of shares of our common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary responsibilities, will vote all unallocated shares of our common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions, subject to a determination that such vote is in the best interest of ESOP participants. **The deadline for returning your ESOP Vote Authorization Form is Wednesday, May 15, 2024 at 5:00 p.m. local time.**

PROPOSAL I—ELECTION OF DIRECTORS

Our Board of Directors is currently comprised of ten members. Our Bylaws provide that directors are divided into three classes as nearly equal in number as possible, with one class of directors elected annually. Our directors are generally elected to serve for a three-year period and until their respective successors have been elected and qualified. The Nominating and Corporate Governance Committee of the Board of Directors has nominated Spencer J. Andress, Jane B. Tompkins and M. Joye Wentz for election at the Annual Meeting to serve for a three-year period and until their respective successors have been elected and qualified. Each nominee is currently a director of PB Bankshares and Presence Bank. The Board of Directors recommends a vote "FOR" the election of the nominees.

The following sets forth certain information regarding the nominees and the other current members of our Board of Directors, and executive officers who are not directors, including the terms of office of board members. It is intended that the proxies solicited on behalf of the Board of Directors (other than proxies in which the vote is withheld as to any nominee) will be voted at the Annual Meeting for the election of the proposed nominees. If a nominee is unable to serve, the shares represented by all such proxies will be voted for the election of such substitute as the Board of Directors may determine. At this time, the Board of Directors knows of no reason why any of the nominees might be unable to serve, if elected.

Except as indicated herein, there are no arrangements or understandings between any nominee or continuing director and any other person pursuant to which such nominee or continuing director was selected.

Name	Position(s) Held With PB Bankshares	Age[1]	Director Since[2]	Current Term Expires
NOMINEES				
Spencer J. Andress	Director	74	2016	2024
Jane B. Tompkins	Director	71	2020	2024
M. Joye Wentz	Director	72	1995	2024
CONTINUING DIRECTORS				
Bony R. Dawood	Director	60	2022	2025
Joseph W. Carroll	Chairman of the Board	74	2013	2025
Thomas R. Greenfield	Director	78	1997	2025
R. Cheston Woolard	Director	71	2016	2025
Janak M. Amin	President and Chief Executive Officer and Director	58	2019	2026
Larry J. Constable	Director	60	2013	2026
John V. Pinno, III	Director	71	1996	2026
EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS				
Lindsay S. Bixler	Executive Vice President and Chief Financial Officer	40	N/A	N/A
Douglas L. Byers	Executive Vice President and Chief Banking Officer	48	N/A	N/A
William H. Sayre	Executive Vice President and Chief Credit and Chief Risk Officer	62	N/A	N/A
Larry W. Witt	Executive Vice President and Chief Information Officer	54	N/A	N/A

(1)   As of December 31, 2023.
(2)   Includes service as a trustee of Presence Bank when it was a mutual savings bank.

The Business Background of Our Nominees, Continuing Directors and Executive Officers

The business experience for the past five years of each of our nominees, continuing directors and executive officers is set forth below. With respect to nominees and continuing directors, the biographies also contain information regarding the person's experience, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee and the Board of Directors to determine that the person should serve as a director. Each director is also a director of Presence Bank. Unless otherwise indicated, directors and executive officers have held their positions as directors and executive officers of PB Bankshares or Presence Bank for the past five years.

Nominees and Continuing Directors

Janak M. Amin is the President, Chief Executive Officer and a director of Presence Bank and PB Bankshares. Mr. Amin leads the team at Presence Bank with values-driven principles that he has cultivated throughout two decades of executive leadership experience in the banking industry in Pennsylvania and Florida. Prior to joining Presence Bank, from 2018 to 2019, Mr. Amin served as Chief Executive Officer at LeTort Trust, an Independent Trust Company that provides personalized financial solutions to individuals, businesses and institutions. From 2016 to 2018, Mr. Amin served in various roles at Sunshine Bank, including most recently as Co-President. Mr. Amin served as a consultant to Sunshine Bank in 2015 and previously held the position of Market Chief Executive Officer for the Pennsylvania region for Susquehanna Bank from 2012 to 2014. Mr. Amin has also served in various executive positions at other financial institutions since 1997, including Tower Bancorp, Graystone Tower Bank, Graystone Financial, Sovereign Bank and Waypoint Bank. Mr. Amin is a graduate of Liverpool University (U.K.), obtained his MBA from The Pennsylvania State University and is a graduate of the Wharton School Advance Management Program. Mr. Amin currently serves on the board of Coatesville Area School District Education Foundation, the board of Pennsylvania Bankers Association and is a member of the Philadelphia Federal Reserve Bank's Community Depository Institutions Advisory Council. Mr. Amin provides the board with nearly 25 years of banking experience in the Pennsylvania market.

Larry J. Constable is a retired entrepreneur. In 1982, Mr. Constable founded L.C. Auto Body Inc. and sold the company in 2018. Mr. Constable graduated from Octorara High School and attended Delaware Community College. Mr. Constable has participated on advisory boards for the training of youth in the collision industry through CCIU/CAT Brandywine. In 2001, he helped to establish the Parkesburg POINT Youth Center. Mr. Constable has served as board chair and volunteered at the Parkesburg POINT Youth Center for eight years and currently volunteers teaching Sunday School, leading youth retreats, and heading up an after-school Good News Club. Mr. Constable has served as a director of Presence Bank since 2013 and PB Bankshares since inception in 2021. Mr. Constable's business experience and contacts in the local community are among his qualifications to serve as a director.

John V. Pinno, III is the owner of Pinno Preowned Vehicles, which provides used cars to the Oxford, Pennsylvania community. He has spent his 51-year career in the automobile industry, with 27 years as a Pontiac-Buick dealer. Mr. Pinno sold his business in 2008, but continues to operate Pinno Preowned Vehicles at his former location in Oxford, Pennsylvania. Mr. Pinno is the brother-in-law to Mr. Andress. Mr. Pinno has served as a director for Presence Bank since 1996 and PB Bankshares since inception in 2021. Mr. Pinno's business experience and contacts in the local community are among his qualifications to serve as a director.

Spencer J. Andress is the founder and President of Comprehensive Planners, LTD, which provides land use planning and project management services to a wide variety of private and municipal clients. Mr. Andress is a U.S. Army veteran who retired with the rank of Chief Warrant Officer Five and earned his Bachelor of Science degree in Physics from Lincoln University. He has been active in the Oxford community, serving as a member of several organizations and in a number of elected and appointed local government positions. Mr. Andress is the brother-in-law to Mr. Pinno. Mr. Andress has served as a director of Presence Bank since 2016, PB Bankshares since inception in 2021 and as the Vice Chairman of the Board since 2018. Mr. Andress' business and financial experience and contacts in the local community are among his qualifications to serve as a director.

Jane B. Tompkins is a retired banking executive, having spent her entire career in the banking industry. She has worked for banks of all sizes, from super-regionals to small community institutions. Generally, she has focused on lending, credit analysis and approval, and overall bank risk. Now retired, her most recent position was Chief Risk Officer at LINKBANK. From 2014 to 2018, she was the Chief Risk Officer at Sunshine Bank. She graduated with a Bachelor of Science degree from Elizabethtown College. Ms. Tompkins' history of community service includes board positions with the Central Pennsylvania Food Bank, Harrisburg YWCA, Theatre Harrisburg, and the Humane Society of Harrisburg Area. Ms. Tompkins has served as a director of Presence Bank since 2020 and PB Bankshares since inception in 2021. Ms. Tompkins' extensive banking experience enhances our Board's risk management oversight and corporate governance.

M. Joye Wentz is a licensed funeral director and since 1986, has been the third-generation owner of Wentz Funeral Home, started by her grandfather in 1894. Ms. Wentz has a Bachelor's degree in Psychology from the University of Delaware and a degree in Funeral Service from Northampton County Area Community College. Ms. Wentz is active in the community and is or has been a member and Secretary of the Rotary Club of Coatesville, the Strawberry Festival Steering Committee Advertising and Marketing Chair, and a member of the Coatesville Area Senior Center Board, Coatesville Area Partners for Progress, the Western Chester County Chamber of Commerce, and the Pennsylvania Funeral Directors Association. Ms. Wentz has served as a director of Presence Bank since 1995 and PB Bankshares since inception in 2021. Ms. Wentz's business experience and contacts in the local community are among her qualifications to serve as a director.

Bony R. Dawood is an entrepreneurial business leader who founded Dawood Engineering over 30 years ago. Mr. Dawood leads the Dawood family of companies, focused on planning, designing and building sustainable infrastructure for public and private clients. Mr. Dawood's diverse portfolio includes surveying, building information modeling, geographic information systems, energy, financial management, municipal, real estate, site and land development, transportation, and utility projects. Mr. Dawood has an Engineering degree from the University of Delaware. Mr. Dawood has served as a director of Presence Bank and PB Bankshares since 2022. Mr. Dawood's business experience and contacts in the local community are among his qualifications to serve as a director.

Joseph W. Carroll is a graduate of LaSalle College and Villanova School of Law. He was a member of the Chester County District Attorney's Office for over 35 years in various capacities, including serving as Chester County District Attorney from 2002 until his retirement in 2012. He has been in private law practice since then. Mr. Carroll also served as Interim

President of Presence Bank from January 2019 to September 2019. A lifelong resident of Chester County, Mr. Carroll has served on the boards of United Way of Chester County, The Crime Victim Center of Chester County and several other charitable organizations. Mr. Carroll has served as a director of Presence Bank since 2013, PB Bankshares since inception in 2021 and as the Chairman of the Board since 2015. Mr. Carroll's business, legal and administrative experience and contacts in the local community are among his qualifications to serve as a director.

Thomas R. Greenfield is a retired businessman. Mr. Greenfield has worked in many industries over the course of his career, including steel, sales, real estate, and food services. Most recently, Mr. Greenfield was self-employed as the owner of an antique lamp refurbishing company. Mr. Greenfield attended the Valley Forge Military Academy and earned his Bachelor of Arts degree in Sociology from Tusculum College. His community involvement includes the Big Brothers Program, and Sadsburyville Township Supervisor and Planning Commission. Mr. Greenfield has served as a director of Presence Bank since 1997 and PB Bankshares since inception in 2021. Mr. Greenfield's business experience and contacts in the local community are among his qualifications to serve as a director.

R. Cheston Woolard is the Senior Partner at Woolard, Krajnik, Masciangelo, LLP, a certified public accounting firm. He has spent his entire career in the accounting profession and has guided the firm from inception and six employees to present with over 25 employees. He earned his Bachelor of Science degree in Business Administration from Waynesburg University and his Master's Degree in Accounting and Taxation from LaSalle University. He is a member of the American Institute of CPA's, the Pennsylvania Institute of CPA's, and the Affordable Housing Authority of Certified Public Accountants. He previously served the community in positions including Chairman of Municipal Services Commission for West Whiteland Township, Audit Committee Chairman and Director for Alliance Bank, and Professor of Auditing at West Chester University. Mr. Woolard has served as a director of Presence Bank since 2016 and PB Bankshares since inception in 2021. Mr. Woolard's diverse background and broad experience in public accounting enhances our Board of Directors' oversight of financial reporting and disclosure issues, and he qualifies as an Audit Committee financial expert.

Executive Officers Who Are Not Directors

Lindsay S. Bixler is the Executive Vice President and Chief Financial Officer of Presence Bank and PB Bankshares. Ms. Bixler joined Presence Bank in May 2021 and became the Chief Financial Officer in June 2021 responsible for long-term strategic planning, financial analysis, budgeting and overall accounting oversight. Ms. Bixler was a Senior Audit Manager at RKL, LLP from November 2015 until May 2021. In that position, Ms. Bixler was responsible for managing external and internal audits of financial institutions. She was previously a Senior Audit Manager at BDO LLP and a Manager at ParenteBeard LLP, where she worked on audits of financial institutions, including SEC registrants. Ms. Bixler is a certified public accountant and graduate from The Pennsylvania State University with a bachelor of science in accounting and minor in equine science. Ms. Bixler is active in the community and currently serves on a local not-for-profit board.

Douglas L. Byers is the Executive Vice President and Chief Banking Officer of Presence Bank. Mr. Byers is responsible for overseeing and nurturing customer relationships and helping guide the strategic growth of Presence Bank and its people. From 2017 to 2019, Mr. Byers was the Southcentral Market Executive and Senior Vice President at First Citizens Community Bank. From 2016 to 2017, Mr. Byers was the President and Chief Executive Officer of Hamilton Bancorp. Prior to that, he was the Commercial Lending Team Leader and Senior Vice President at Northwest Savings Bank. From 2005 to 2015, Mr. Byers was the Cash Management Executive and Senior Vice President at Susquehanna Bank and banks acquired by Susquehanna. Mr. Byers earned his Bachelor of Arts degree in Business Administration from Millersville University and MBA from Lebanon Valley College. He also graduated from the American Bankers Association Stonier Graduate School of Banking with a Wharton Leadership Certificate. In addition, he completed the Certified Treasury Professional course at Villanova University. Mr. Byers serves on two non-profit boards in the Lancaster and Chester County areas and is serving a three-year term as a board member of the Pennsylvania Association of Community Bankers in 2021.

William H. Sayre is the Executive Vice President and Chief Credit and Chief Risk Officer of Presence Bank and PB Bankshares. Mr. Sayre joined Presence Bank in April 2022. Mr. Sayre is responsible for assessing and managing the risks facing the bank including credit, operational and compliance risks. Mr. Sayre has over 35 years of industry experience in a variety of lending, credit and operational roles. Mr. Sayre most recently served as the Chief Operating Officer and Chief

Credit Officer for Atlantic Community Bankers Bank, having been employed there for the past 16 years. Mr. Sayre's experience also includes senior lending and credit roles at Waypoint Bank and running the Corporate Banking division for PNC Bank in the Central Pennsylvania market. Mr. Sayre has a BA from Hamilton College and extensive post graduate course work in accounting at Villanova University.

Larry W. Witt is the Executive Vice President and Chief Information Officer of Presence Bank and PB Bankshares. Mr. Witt is responsible for developing and maintaining a robust and secure IT environment that ensures Presence Bank is meeting changing customer needs, from product and service development to process and experience improvements. Prior to joining Presence Bank in 2019, Mr. Witt was the First Vice President and Director of Technical Services at CenterState Bank, which acquired Sunshine Bank in 2018. Prior to CenterState Bank's acquisition of Sunshine Bank, Mr. Witt was the Vice President of IT and Operations at Sunshine Bank from 2014 to 2018. Mr. Witt is a graduate of the University of South Florida with a degree in Information Technology and is a member of the ISACA Harrisburg chapter for IT professionals and on the IT Steering Committee for the Pennsylvania Bankers Association.

Board Independence

The Board of Directors of PB Bankshares has determined that each of our directors, with the exception of President and Chief Executive Officer Janak M. Amin, is "independent" as defined in the listing standards of the Nasdaq Stock Market. Mr. Amin is not independent because he is one of our executive officers. In evaluating the independence of our independent directors, we found no transactions between Presence Bank and our independent directors that are not required to be reported under "—Transactions With Certain Related Persons," and that had an impact on our determination as to the independence of our directors.

Board Leadership Structure and Risk Oversight

The Board of Directors currently separates the positions of Chairman of the Board and Chief Executive Officer. Our Board of Directors is chaired by Joseph W. Carroll, who is an independent director. This ensures a greater role for the independent directors in the oversight of PB Bankshares, Inc. and Presence Bank and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board. We believe that our leadership structure, in which the roles of Chairman and Chief Executive Officer are separate, together with experienced and engaged independent directors and independent key committees, will be effective and is the optimal structure for PB Bankshares and its stockholders at this time.

To further assure effective independent oversight, the Board of Directors has adopted a number of governance practices, including:

- a majority independent Board of Directors;

- periodic meetings of the independent directors; and

- an annual performance evaluation of the President and Chief Executive Officer by the Compensation Committee.

The Board of Directors recognizes that, depending on the circumstances, other leadership models might be appropriate. Accordingly, the Board of Directors periodically reviews its leadership structure.

The Board of Directors is actively involved in oversight of risks that could affect PB Bankshares. This oversight is conducted primarily through committees of the Board of Directors, but the full Board of Directors has retained responsibility for general oversight of risks. The Board of Directors also satisfies this responsibility through reports by the committee chair of all board committees regarding the committees' considerations and actions, through review of minutes of committee meetings and through regular reports directly from officers responsible for oversight of particular risks within PB Bankshares. Risks relating to the direct operations of Presence Bank are further overseen by the Board of Directors of Presence Bank, all of whom are the same individuals who serve on the Board of Directors of PB Bankshares. The Board of Directors of Presence Bank also has additional committees that conduct risk oversight. All committees are responsible for the establishment of policies that guide management and staff in the day-to-day operation of PB Bankshares and Presence Bank such as lending, risk management, asset/liability management, investment management and others.

Board Diversity Matrix (as of December 31, 2023):

PB Bankshares believes in the benefits that diversity brings to the Board of Directors. Based upon voluntary self-identification by each member of the PB Bankshares' Board of Directors, the diversity composition of the Board of Directors for the current year is disclosed as follows:

Total Number of Directors: 10				
	Female	**Male**	**Non-Binary**	**Did Not Disclose**
Part I: Gender Identity:				
Directors	2	7	—	1
Part II: Demographic Background				
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	2	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	5	—	1
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

References to our Website Address

References to our website address throughout this proxy statement and the accompanying materials are for informational purposes only, or to fulfill specific disclosure requirements of the Securities and Exchange Commission's rules. These references are not intended to, and do not, incorporate the contents of our website by reference into this proxy statement or the accompanying materials.

Delinquent Section 16(a) Reports

Our common stock is registered with the SEC pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). Our executive officers and directors and beneficial owners of greater than 10% of our common stock ("10% beneficial owners") are required to file reports on Forms 3, 4 and 5 with the Securities and Exchange Commission disclosing beneficial ownership and changes in beneficial ownership of the common stock. Securities and Exchange Commission rules require disclosure in our Proxy Statement and Annual Report on Form 10-K of the failure of an executive officer, director or 10% beneficial owner of our common stock to file a Form 3, 4, or 5 on a timely basis. Based on our review of ownership reports required to be filed during the year ended December 31, 2023, we believe that no executive officer, director or 10% beneficial owner of our shares of common stock failed to file an ownership report on a timely basis.

Code of Ethics for Senior Officers

PB Bankshares has adopted a Code of Ethics that is applicable to our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics is available at the Corporate Information page on our website at ir.presencebank.com under "Governance Documents." Amendments to, and waivers from, the Code of Ethics will also be disclosed on our website.

Anti-Hedging Policy

PB Bankshares' anti-hedging and anti-pledging provisions are covered in its Insider Trading Policy. Under the policy, directors and executive officers are prohibited from engaging in short sales of PB Bankshares stock, and unless specifically approved by the Board of Directors, from engaging in transactions in publicly-traded options, such as puts, calls and other derivative securities based on PB Bankshares stock including any hedging, monetization or similar transactions designed to decrease the risks associated with holding PB Bankshares stock. The Board of Directors has not approved and does not intend to approve such a program. In addition, directors and executive officers are generally prohibited from pledging PB Bankshares stock as collateral for any loan or holding PB Bankshares stock in a margin account. The Board of Directors may approve an exception to this policy for a pledge of PB Bankshares stock as collateral for a loan from a third party (not including margin debt) where the borrower clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. The Board of Directors has not approved any such exception to its policy.

Attendance at Annual Meetings of Stockholders

PB Bankshares does not have a written policy regarding director attendance at Annual Meetings of stockholders, although directors are expected to attend these meetings absent unavoidable scheduling conflicts. Nine Directors attended the 2023 Annual Meeting of Stockholders.

Communications with the Board of Directors

Any stockholder who wishes to contact our Board of Directors or an individual director may do so by writing to: PB Bankshares, Inc., 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320, Attention: Board of Directors. The letter should indicate that the sender is a stockholder and, if shares are not held of record, should include appropriate evidence of stock ownership. Communications are reviewed by the Corporate Secretary and are then distributed to the Board of Directors or the individual director, as appropriate, depending on the facts and circumstances outlined in the communications received. The Corporate Secretary may attempt to handle an inquiry directly (for example, where it is a request for information about PB Bankshares or it is a stock-related matter). The Corporate Secretary has the authority not to forward a communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate. At each Board of Directors meeting, the Corporate Secretary shall present a summary of all communications received since the last meeting that were not forwarded and make those communications available to the directors on request.

Meetings and Committees of the Board of Directors

The business of PB Bankshares is conducted at regular and special meetings of the Board of Directors and its committees. In addition, the "independent" members of the Board of Directors (as defined in the listing standards of the Nasdaq Stock Market) meet in executive sessions. The standing committees of the Board of Directors of PB Bankshares are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

The Board of Directors of PB Bankshares and Presence Bank held 10 regular meetings during the year ended December 31, 2023. No member of the Board of Directors or any committee thereof attended fewer than 75% of the aggregate of: (i) the total number of meetings of the Board of Directors (held during the period for which he/she has been a director); and (ii) the total number of meetings held by all committees on which he/she served (during the periods that he/she served).

Audit Committee. The Audit Committee consisted of Mr. Woolard, Chairman, Mr. Andress, Mr. Carroll, Mr. Dawood and Ms. Wentz. The Audit Committee meets with the independent registered public accounting firm to review quarterly and annual filings, the results of the annual audit and other related matters. The Audit Committee met five times in 2023. Each member of the Audit Committee is "independent" as defined in the listing standards of NASDAQ and SEC Rule 10A(m)-3. The Board of Directors has determined that Mr. Woolard qualifies as an Audit Committee financial expert serving on the committee. Mr. Woolard meets the criteria including for independence established by the Securities and Exchange Commission and NASDAQ.

The Audit Committee meets periodically with the independent registered public accounting firm and management to review accounting, auditing, internal control structure and financial reporting matters. The committee also receives and reviews the reports and findings and other information presented to them by PB Bankshares' officers regarding financial reporting policies and practices. The Audit Committee also reviews the performance of PB Bankshares' independent registered public accounting firm, the internal audit function and oversees policies associated with financial risk assessment and risk management. The Audit Committee selects the independent registered public accounting firm and meets with them to discuss the results of the annual audit and any related matters. Our Board of Directors has adopted a written charter for the Audit Committee, which is available on our website at ir.presencebank.com.

Compensation Committee. The Compensation Committee was comprised of Directors Ms. Tompkins, Chairperson, Mr. Carroll, Mr. Greenfield, Mr. Pinno and Ms. Wentz. The Compensation Committee of PB Bankshares met four times during the year ended December 31, 2023.

With regard to compensation matters, the Compensation Committee's primary purposes are to discharge the Board's responsibilities relating to the compensation of the Chief Executive Officer and other executive officers, to oversee PB Bankshares' compensation equity and incentive plans, policies and programs, and to oversee PB Bankshares' management development and succession plans for executive officers. PB Bankshares' Chief Executive Officer will not be present during any committee deliberations or voting with respect to his compensation. The Compensation Committee may form and delegate authority and duties to subcommittees as it deems appropriate.

The Compensation Committee operates under a written charter which is available on our website at ir.presencebank.com. This charter sets forth the responsibilities of the Compensation Committee and reflects the Compensation Committee's commitment to create a compensation structure that encourages the achievement of long-range objectives and builds long-term value for our stockholders.

The Compensation Committee considers a number of factors in their decisions regarding executive compensation, including, but not limited to, the level of responsibility and performance of the individual executive officers, the overall performance of PB Bankshares and a peer group analysis of compensation paid at institutions of comparable size and complexity. The Compensation Committee engaged an independent compensation advisor, Blanchard Consulting Group, to conduct an analysis of employee and Director compensation during 2023. The results of the survey were considered when adjusting 2024 compensation. The Compensation Committee also considers the recommendations of the Chief Executive Officer with respect to the compensation of executive officers other than the Chief Executive Officer.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is comprised of Directors Mr. Pinno, Chairman, Mr. Carroll, Mr. Constable, Mr. Greenfield and Mr. Woolard. The Nominating and Corporate Governance Committee of PB Bankshares met two times during the year ended December 31, 2023. The committee seeks Board members who represent a mix of backgrounds that will reflect the diversity of our stockholders, employees, and customers, and experiences that will enhance the quality of the Board of Directors' deliberations and decisions. As the holding company for a community bank, the Board of Directors also seeks directors who can continue to strengthen Presence Bank's position in its community and can assist Presence Bank with business development through business and other community contacts. A candidate must meet the eligibility requirements set forth in our Bylaws, which include an age limitation provision, a residency requirement and a requirement that the candidate not have been subject to certain criminal or regulatory actions. The Nominating and Corporate Governance Committee operates under a written charter which is available on our website at ir.presencebank.com.

The committee considers the following criteria in evaluating and selecting candidates for nomination:

- *Contribution to Board* – PB Bankshares endeavors to maintain a Board of Directors that possesses a wide range of abilities. Thus, the committee will assess the extent to which the candidate would contribute to the range of talent, skill and expertise appropriate for the Board of Directors. The committee will also take into consideration the number of public company boards of directors, other than PB Bankshares, and committees thereof, on which the candidate serves. The committee will consider carefully the time commitments of any candidate who would concurrently serve on the boards of directors of more than two public companies other than PB Bankshares, it being the policy of PB Bankshares to limit public company directorships to two companies other than PB Bankshares.

- **Experience** – PB Bankshares is the holding company for an insured depository institution. Because of the complex and heavily regulated nature of PB Bankshares' business, the committee will consider a candidate's relevant financial, regulatory and business experience and skills, including the candidate's knowledge of the banking and financial services industries, familiarity with the operations of public companies and ability to read and understand fundamental financial statements, as well as real estate and legal experience.

- **Familiarity with and Participation in Local Community** – PB Bankshares is a community-orientated organization that serves the needs of local consumers and businesses. In connection with the local character of PB Bankshares' business, the committee will consider a candidate's familiarity with PB Bankshares' market area (or a portion thereof), including without limitation the candidate's contacts with and knowledge of local businesses operating in PB Bankshares' market area, knowledge of the local real estate markets and real estate professionals, experience with local governments and agencies and political activities, and participation in local business, civic, charitable or religious organizations.

- **Integrity** – Due to the nature of the financial services provided by PB Bankshares and its subsidiaries, PB Bankshares is in a special position of trust with respect to its customers. Accordingly, the integrity of the Board of Directors is of utmost importance to developing and maintaining customer relationships. In connection with upholding that trust, the committee will consider a candidate's personal and professional integrity, honesty and reputation, including, without limitation, whether a candidate or any entity controlled by the candidate is or has in the past been subject to any regulatory orders, involved in any regulatory or legal action, or been accused or convicted of a violation of law, even if such issue would not result in disqualification for service under PB Bankshares' Bylaws.

- **Stockholder Interests and Dedication** – A basic responsibility of directors is the exercise of their business judgment to act in what they reasonably believe to be in the best long-term interests of PB Bankshares and its stockholders. In connection with such obligation, the committee will consider a candidate's ability to represent the best long-term interests of PB Bankshares and its stockholders, including past service with PB Bankshares or Presence Bank and contributions to their operations, the candidate's experience or involvement with other local financial services companies, the potential for conflicts of interests with the candidate's other pursuits, and the candidate's ability to devote sufficient time and energy to diligently perform his or her duties, including the candidate's ability to personally attend board and committee meetings.

- **Independence** – The committee will consider the absence or presence of material relationships between a candidate and PB Bankshares (including those set forth in applicable listing standards) that might impact objectivity and independence of thought and judgment. In addition, the committee will consider the candidate's ability to serve on any Board committees that are subject to additional regulatory requirements (e.g. Securities and Exchange Commission regulations and applicable listing standards). If PB Bankshares should adopt independence standards other than those set forth in the Nasdaq Stock Market listing standards, the committee will consider the candidate's potential independence under such other standards.

- **Gender and Ethnic Diversity** – The committee understands the importance and value of gender and ethnic diversity on the Board of Directors and will consider highly qualified women and individuals from minority groups to include in the pool from which candidates are chosen.

- **Additional Factors** – The committee will also consider any other factors it deems relevant to a candidate's nomination that are consistent with our policies and strategic plan and the Board of Directors' goal of promoting the long-term success of PB Bankshares and providing value to its stockholders. The committee also may consider the current composition and size of the Board of

Directors, the balance of management and independent directors, and the need for audit committee expertise.

The committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service, including the current members' board and committee meeting attendance and performance, length of board service, experience and contributions, and independence. Current members of the Board of Directors with skills and experience that are relevant to PB Bankshares' business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. If there is a vacancy on the Board of Directors because any member of the Board of Directors does not wish to continue in service or if the committee decides not to re-nominate a member for re-election, the Board of Directors would determine the desired skills and experience of a new nominee (including a review of the skills set forth above), may solicit suggestions for director candidates from all board members and may engage in other search activities.

During the year ended December 31, 2023 we did not pay a fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees for director.

The Board of Directors may consider qualified candidates for director suggested by our stockholders. Stockholders can suggest qualified candidates for director by writing to our Corporate Secretary at 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320. The Board of Directors has adopted a procedure by which stockholders may recommend nominees to the Board of Directors. Stockholders who wish to recommend a nominee must write to PB Bankshares' Corporate Secretary and such communication must include:

- A statement that the writer is a stockholder and is proposing a candidate for consideration by the Board of Directors;

- The name and address of the stockholder as they appear on PB Bankshares' books, and of the beneficial owner, if any, on whose behalf the nomination is made;

- The class or series and number of shares of PB Bankshares' capital stock that are owned beneficially or of record by such stockholder and such beneficial owner;

- A description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

- A representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the nominee named in the stockholder's notice;

- The name, age, personal and business address of the candidate, the principal occupation or employment of the candidate and the number of shares of common stock of PB Bankshares that are owned by the candidate;

- The candidate's written consent to serve as a director;

- A statement of the candidate's business and educational experience and all other information relating to such person that would indicate such person's qualification to serve on PB Bankshares' Board of Directors; and

- Such other information regarding the candidate or the stockholder as would be required to be included in PB Bankshares' proxy statement pursuant to Securities and Exchange Commission Regulation 14A.

To be timely, the submission of a candidate for director by a stockholder must be received by the Corporate Secretary at least 120 days prior to the anniversary date of the proxy statement relating to the preceding year's Annual Meeting of stockholders. If (i) less than 90 days' prior public disclosure of the date of the meeting is given to stockholders and (ii) the date of the Annual Meeting is advanced more than 30 days prior to or delayed more than 30 days after the anniversary of the preceding year's Annual Meeting, a stockholder's submission of a candidate shall be timely if delivered or mailed to and received by the Corporate Secretary of PB Bankshares no later than the 10th day following the day on which public disclosure (by press release issued through a nationally recognized news service, a document filed with the Securities and Exchange Commission, or on a website maintained by PB Bankshares) of the date of the Annual Meeting is first made.

Submissions that are received and that satisfy the above requirements are forwarded to the Board of Directors for further review and consideration, using the same criteria to evaluate the candidate as it uses for evaluating other candidates that it considers.

There is a difference between the recommendations of nominees by stockholders pursuant to this policy and a formal nomination (whether by proxy solicitation or at a meeting) by a stockholder. Stockholders have certain rights under applicable law with respect to nominations, and any such nominations must comply with applicable law and provisions of the Bylaws of PB Bankshares. See "Stockholder Proposals and Nominations."

Audit Committee Report

The Audit Committee has issued a report that states as follows:

- We have reviewed and discussed with management our audited consolidated financial statements for the year ended December 31, 2023;

- We have discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission; and

- We have received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and have discussed with the independent registered public accounting firm their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the Securities and Exchange Commission.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that PB Bankshares specifically incorporates this information by reference and shall not otherwise be deemed filed under such Acts.

This report has been provided by the Audit Committee:

R. Cheston Woolard (Chairman)
Spencer J. Andress
Joseph W. Carroll
Bony R. Dawood
M. Joye Wentz

Transactions With Certain Related Persons

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director. There are several exceptions to this general prohibition, one of which is applicable to Presence Bank. The Sarbanes-Oxley Act does not apply to loans made by a depository institution that is insured by the Federal Deposit Insurance Corporation and is subject to the insider lending restrictions of the Federal Reserve Act. All loans to Presence Bank's directors and officers are made in conformity with the Federal Reserve Act and applicable regulations.

All loans made by Presence Bank to executive officers, directors, immediate family members of executive officers and directors, or organizations with which executive officers and directors are affiliated, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans to persons not related to Presence Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. Presence Bank is in compliance with federal regulations with respect to its loans and extensions of credit to executive officers and directors. The aggregate amount of our loans to our executive officers, directors and their related parties was $4.8 million at December 31, 2023. As of December 31, 2023, these loans were performing according to their original repayment terms.

Pursuant to our Policy and Procedures for Approval of Related Person Transactions, the Audit Committee periodically reviews, no less frequently than twice a year, a summary of transactions in excess of $25,000 with our directors, executive officers, and their family members, for the purpose of determining whether the transactions are within our policies and should be ratified and approved. Additionally, pursuant to our Code of Business Conduct and Ethics, all of our executive officers and directors must disclose any personal or financial interest in any matter that comes before PB Bankshares.

Executive Compensation

Summary Compensation Table. The table below summarizes the total compensation paid to or earned by our President and Chief Executive Officer, Janak M. Amin, Douglas L. Byers, who serves as our Executive Vice President and Chief Banking Officer and William H. Sayre, who serves as our Executive Vice President and Chief Credit and Risk Officer, for the year ended December 31, 2023. Each individual listed in the table is referred to as a Named Executive Officer.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Option Awards ($)[1]	Stock Awards ($)[1]	Non-Equity Incentive Compensation ($)	All Other Compensation ($)[2]	Total ($)
Janak M. Amin	2023	330,000	177,000 [3]	—	—	—	131,682	638,682
President and Chief Executive Officer	2022	310,000	162,923 [3]	357,652	341,040	—	88,444	1,260,059
Douglas L. Byers	2023	203,775	61,133	—	—	—	54,337	319,245
Executive Vice President and Chief Banking Officer	2022	195,000	58,327	150,681	160,991	—	47,523	612,522
William H. Sayre	2023	240,350	72,105	—	—	—	62,293	374,748
Executive Vice President and Chief Credit and Risk Officer								

(1) The amounts for the year ended December 31, 2022 represent the grant date fair value of the stock and option awards granted to the named executive officers under the 2022 Equity Incentive Plan. The grant date fair value of the stock and option awards have been computed in accordance with the stock-based compensation accounting rules (FASB ASC Topic 718). Assumptions used in the calculations of these amounts are included in note 12 to our financial statements in our Annual Report on Form 10-K filed with the SEC on April 1, 2024.

(2) The compensation represented by the amounts for 2023 set forth in the All Other Compensation column for the Named Executive Officers is detailed in the following table.

(3) Mr. Amin was approved by the Board of Directors for an additional $21,000 for 2023 and 2022, of bonus not included above, which he elected to provide to employees to reduce their health insurance premiums.

Amounts included in the "Option Awards" and "Stock Awards" columns of the summary compensation table for the year ended December 31, 2022 represent grants under the 2022 Equity Incentive Plan. Notwithstanding that (1) these awards vest ratably over a five-year period following the grant date; and (2) the annual financial statement expense that we are required to recognize for these grants will be expensed ratably over the vesting period and will be significantly less than the amounts included in the "Option Awards" and "Stock Awards" columns for the year ended December 31, 2022, the Securities and Exchange Commission rules require that we report the full grant date fair value of stock option awards and restricted stock in the year in which the grants are made. In addition, with respect to the stock options, the actual value, if any, realized by any Named Executive Officer from any stock options will depend on the extent to which the market value of PB Bankshares, Inc. common stock exceeds the exercise price of the stock option on the date of exercise. Accordingly, there is no assurance that the value realized by a Named Executive Officer will be at or near the value estimated above in the "Options Awards" column.

	401(k) Plan Contributions	ESOP Contributions (a)	SERP Contributions	Automobile Usage	Medical and Seminar Reimbursement	Total All Other Compensation
Janak M. Amin	$ 13,754	$ 16,535	$ 99,000	$ 1,543	$ 850	$ 131,682
Douglas L. Byers	$ 9,578	$ 10,208	$ 30,566	$ 1,935	$ 2,050	$ 54,337
William H. Sayre	$ 12,955	$ 12,085	$ 36,053	$ —	$ 1,200	$ 62,293

(a) Based on PB Bankshares' closing stock price of $12.54 on December 31, 2023.

Outstanding Equity Awards at Year End. The following table sets forth information with respect to outstanding equity awards as of December 31, 2023 for the Named Executive Officers. All equity awards reflected in this table were granted pursuant to our 2022 Equity Incentive Plan, described below.

	Option awards					Stock awards	
Name	Number of securities underlying unexercised options (#) exercisable [1]	Number of securities underlying unexercised options (#) unexercisable [1]	Equity incentive plan awards: number of securities underlying unexersiable unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)[2]	Market value of shares or units of stock that have not vested ($)[3]
Janak M. Amin	13,884	55,336	—	$ 12.28	11/14/2032	22,218	$ 278,614
Douglas L. Byers	5,849	23,398	—	$ 12.28	11/14/2032	10,488	$ 131,520
William H. Sayre	3,875	15,502	—	$ 12.28	11/14/2032	5,040	$ 63,202

(1) Options vest in five equal annual installments commencing on November 14, 2023.
(2) Stock awards vest in five equal annual installments commencing on November 14, 2023.
(3) Based on the $12.54 per share trading price of PB Bankshares common stock on December 31, 2023.

2022 Equity Incentive Plan. PB Bankshares has adopted the PB Bankshares, Inc. 2022 Equity Incentive Plan ("2022 Equity Incentive Plan"), which was approved by stockholders in September 2022. Employees and directors of PB Bankshares, Presence Bank or its subsidiaries are eligible to receive awards under the 2022 Equity Incentive Plan. Subject to permitted adjustments for certain corporate transactions, the 2022 Equity Incentive Plan authorizes the issuance or delivery to participants of up to 388,815 shares of PB Bankshares common stock pursuant to grants of incentive and non-qualified stock options and restricted stock awards and restricted stock units. Of this number, the maximum number of shares of PB Bankshares common stock that may be issued under the 2022 Equity Incentive Plan pursuant to the exercise of stock options is 277,725 shares, and the maximum number of shares of PB Bankshares common stock that may be issued as restricted stock awards or restricted stock units is 111,090 shares. A total of 266,072 stock options and 108,115 restricted stock shares were awarded by the Compensation Committee under the 2022 Equity Incentive Plan during 2022. A total of 1,000 stock options were awarded under the 2022 Equity Incentive Plan during 2023. As of December 31, 2023, 10,653 stock options and 2,975 restricted stock awards or restricted stock units remain available to issue. The stock option and restricted stock awards granted to Named Executive Officers and directors will vest 20% each year over a five-year period, beginning on November 14, 2023. Notwithstanding the foregoing, these awards would vest upon death, disability or involuntary termination of employment following a change in control.

Employment Agreement

Presence Bank has entered into an employment agreement with Mr. Amin. The employment agreement has a term of three years. The term of the employment agreement extends automatically for one additional year on the anniversary of the effective date of the agreement, so that the remaining term is again three years, unless either Presence Bank or Mr. Amin give notice to the other of non-renewal. At least 30 days prior to the anniversary date of the employment agreement, the disinterested members of the Board of Directors of Presence Bank conduct a comprehensive evaluation and review of Mr. Amin's performance for purposes of determining whether to take action to not renew the employment agreement. Notwithstanding the foregoing, in the event PB Bankshares or Presence Bank enters into a transaction that would constitute a change in control, as defined under the employment agreement, the term of the agreement would automatically extend so that it would expire no sooner than two years following the effective date of the change in control.

The employment agreement specifies Mr. Amin's base salary, which is currently $330,000. The Board of Directors of Presence Bank or the Compensation Committee may increase, but not decrease, Mr. Amin's base salary. In addition to the base salary, the agreement provides that Mr. Amin will participate in any bonus plan or arrangement of Presence Bank in which senior management is eligible to participate and/or may receive a bonus on a discretionary basis, as determined by the Compensation Committee. Mr. Amin is also entitled to participate in all employee benefit plans, arrangements and perquisites offered to employees and officers of Presence Bank and the reimbursement of reasonable travel and other business expenses incurred in the performance of his duties with Presence Bank, including use of bank-owned or leased automobile.

Presence Bank may terminate Mr. Amin's employment, or Mr. Amin may resign from his employment, at any time with or without good reason. In the event Presence Bank terminates Mr. Amin's employment without cause or Mr. Amin voluntary resigns for "good reason" (i.e., a "qualifying termination event"), Presence Bank will pay Mr. Amin severance equal to the base salary and bonuses (based on the highest bonus for the three most recently completed calendar years prior to his date of termination) he would have received during the remaining term of the employment agreement. In addition, Mr. Amin will receive a cash payment equal the value of twenty-four months of continued non-taxable medical and dental coverage substantially comparable to the coverage maintained for the executive and his dependents immediately prior to his termination.

If a qualifying termination event occurs at or within two years following a change in control of PB Bankshares or Presence Bank, Mr. Amin would be entitled to (in lieu of the payments and benefits described in the previous paragraph) a severance payment equal to three times the sum of (i) his base salary in effect as of the date of termination or immediately prior to the change in control, whichever is higher, and (ii) and highest annual cash bonus earned for the calendar year in which the change in control occurs or for any of the three most recently completed calendar years prior to the change in control. In addition, Mr. Amin would receive a cash payment equal to the value of twenty-four months of continued non-taxable medical and dental coverage substantially comparable to the coverage maintained for him and his dependents immediately prior to his termination. Presence Bank or its successor will make the payments to Mr. Amin in a lump sum within 30 days following his termination of employment.

The employment agreement terminates upon Mr. Amin's death or disability. Upon termination of employment (other than a termination in connection with a change in control), Mr. Amin will be required to adhere to one-year non-competition and non-solicitation restrictions set forth in his employment agreement.

Change in Control Agreements

Presence Bank has entered into change in control agreements with Messrs. Byers and Sayre. The change in control agreements have terms of two years. The term of each change in control agreement automatically extends for one additional year on each anniversary of the effective date of the agreement, so that the remaining term is again two years, unless either Presence Bank or the executive gives the other party a notice of non-renewal. Notwithstanding the foregoing, in the event PB Bankshares or Presence Bank enters into a transaction that would constitute a change in control, as defined under the agreements, the term of the agreements would automatically extend so that they would expire no sooner than two years following the effective date of the change in control.

In the event Presence Bank (or its successor) terminates the executive's employment (other than for cause) or the executive terminates his employment for "good reason," in either case at or following a change in control of PB Bankshares or Presence Bank, the executive would be entitled to a severance payment equal to two times the sum of (i) the executive's base salary in effect as of the date of termination or immediately prior to the change in control, whichever is higher, and (ii) the highest annual bonus earned by the executive for the calendar year in which the change in control occurs or for the three most recently completed calendar years prior to the change in control. The severance benefit would be paid to the executive in a lump sum within 30 days following the executive's date of termination. In addition, each executive would receive 12 monthly COBRA premium reimbursement payments to the extent the executive elects COBRA for continued health care coverage.

Executive Deferred Compensation Plan

Presence Bank entered into an Executive Deferred Compensation Plan ("EDC Plan") for certain key members of the management team. The purpose of the EDC Plan is to provide tax planning opportunities with certain key members of the management team by means of a non-qualified deferred compensation plan. The Named Executive Officers are all eligible to participate in the EDC Plan. Messrs. Amin, Byers and Sayre participated in the EDC Plan during 2023.

Under the EDC Plan, participants may annually elect to defer the payment of a portion of their base salary and bonuses by filing a deferral election form with the plan administrator, setting forth the amount of the deferral and its duration. Presence Bank may, in its discretion, also make contributions to a participant's deferral account. Participants are 100% vested at all times in their elective deferrals and any contributions made by Presence Bank. As of the last day of the EDC Plan year, Presence Bank will credit interest to participant's deferral accounts at an annual rate equal to 5% (or any other rate subsequently established by the Board of Directors).

Benefits under the EDC Plan will generally be paid to participants upon their separation from service. Distributions will also be made to participants in the event of death, "disability" or a "change in control" if one of those events occurs prior to the participant attaining age 65 (as each of those terms are defined in the EDC Plan). Benefits will be distributed either in a lump sum or in monthly installments over a period of 10 years, as elected by the participant and set forth in the EDC Plan. Payment of benefits will be made or commence within 30 days of the event triggering the distribution. In limited circumstances, participants may also take distributions from the EDC Plan if they incur an unforeseeable emergency.

In the event a participant is considered a "specified employee" (as defined in the EDC Plan) at the time of separation from service, any payment due under the EDC Plan (other than due to disability or death) will be paid on the first day of the seventh month after the participant's separation from service.

Supplemental Executive Retirement Plans

Presence Bank entered into Supplemental Executive Retirement Plans ("SERPs") with each of Messrs. Amin and Byers in 2020 and Mr. Sayre in 2022. In 2023, Presence Bank credited a contribution equal to a percentage of the executive's salary (30% in the case of Mr. Amin and 15% in the case of Messrs. Byers and Sayre), plus an amount attributable to earnings on those amounts, to an account for the benefit of the executives under the SERPs. The amounts credited to the executives' accounts will earn an annual rate of interest equal to two percent (2%), compounded monthly.

Each executive vests in his account under the SERP over a five-year period; at the rate of 20% per year. Each executive also becomes 100% vested in his account balance in the event of death, disability, a change in control or an involuntary termination of service prior to age 65. The benefits under the SERPs are normally paid upon a separation from service in 180 monthly installments. The benefit is also paid in 180 monthly installments upon the executive's disability. If the executive dies prior to a separation from service, the executive's beneficiary will receive the account balance, plus an amount equal to the contributions and earnings credited to the executive's account over the preceding 24 months, in 180 monthly installments. If the executive dies after the benefit payments have commenced, the executive's beneficiary will continue to receive the benefits at the same time and in the same amounts the benefits would have been paid to the executive had he survived. In the event of a change in control prior to the executive attaining age 65, the executive will receive a lump sum payment of the account balance plus an amount equal to the contributions and earnings credited to the executive's account over the preceding 24 months. The executives will forfeit all benefits under the SERPs if their employment is terminated for cause.

Bonuses

The Board of Directors has the authority to award discretionary bonus payments to the Named Executive Officers. While strict numerical formulas are not used to quantify the Named Executive Officers' bonus payments, both company-wide and individually-based performance objectives are used to determine bonus payments. Company-wide performance objectives focus on earnings, growth, expense control and asset quality, which are customary metrics used by similarly-situated financial institutions in measuring performance. Individually-based performance objectives are determined based on the individual's responsibilities and contributions to our successful operation. Both the company-wide and individually-based performance objectives are evaluated by the Board of Directors on an annual basis and also as a trend of performance measured over the prior three years. The Board of Directors also takes into consideration outside factors that impact our performance, such as national and local economic conditions, the interest rate environment, regulatory mandates and the level of competition in our primary market area.

For the year ended December 31, 2023, bonuses for the Named Executive Officers ranged from 30% to 54% of their salary.

Benefit Plans

401(k) Plan. Presence Bank sponsors the Presence Bank 401(k) Profit Sharing Plan and Trust (the "401(k) Plan"). The Named Executive Officers participate in the 401(k) Plan on the same terms as other employees. For the year ended December 31, 2023, Presence Bank made a discretionary matching contribution of 100% of an employee's contribution up to 3% of eligible compensation and 50% of an employee's contribution for the next 2% of eligible compensation and a profit-sharing contribution equal to 2% of each participant's eligible compensation.

Employee Stock Ownership Plan. Presence Bank sponsors the Presence Bank Employee Stock Ownership Plan (the "ESOP") for eligible employees. The Named Executive Officers participate in the ESOP on the same terms as other employees.

The ESOP trustee purchased, on behalf of the ESOP, 222,180 shares of PB Bankshares common stock. The ESOP funded the stock purchase with a loan from PB Bankshares equal to the aggregate purchase price of the common stock. The loan will be repaid principally through Presence Bank's contribution to the ESOP and dividends payable on common stock held by the ESOP, if any, over the anticipated 20-year term of the loan. The trustee holds the shares purchased by the ESOP in an unallocated suspense account, and shares are released from the suspense account on a pro-rata basis as the loan is repaid. The trustee allocates the shares released among participants on the basis of each participant's proportional share of compensation relative to the total aggregate compensation paid to all participants.

Director Compensation

The following table sets forth for the year ended December 31, 2023 certain information as to the total remuneration we paid to our directors other than Janak M. Amin. Mr. Amin does not receive fees for serving as a director.

Director Compensation Table

Name	Fees earned or paid in cash ($)	Option Awards ($)[1]	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Spencer J. Andress	30,000	—	—	—	30,000
Joseph W. Carroll	60,000	—	—	—	60,000
Larry J. Constable	30,000	—	—	—	30,000
Bony R. Dawood	30,000	—	—	—	30,000
Thomas R. Greenfield	30,000	—	—	—	30,000
John V. Pinno, III	30,000	—	—	—	30,000
Jane B. Tompkins	30,000	—	—	—	30,000
M. Joye Wentz	30,000	—	—	—	30,000
R. Cheston Woolard	30,000	—	—	—	30,000

(1) The outstanding aggregate number of option awards for each non-employee director (other than Directors Carroll and Dawood) as of December 31, 2023 was 7,500. The outstanding aggregate number of stock awards for each non-employee director (other than Directors Carroll and Dawood) as of December 31, 2023 was 2,400 shares. Director Carroll held 11,377 stock option awards and 3,641 stock awards at December 31, 2023.

(2) For the year ended December 31, 2023, no director had perquisites, the aggregate value of which exceeded $10,000.

Director Fees

During the fiscal year ended December 31, 2023, each non-executive director was paid $2,500 monthly for service to the board. During the fiscal year ended December 31, 2023, the Chairman was paid $5,000 monthly for service to the board.

Each person who serves as a director of PB Bankshares also serves as a director of Presence Bank and earns fees only in his or her capacity as a board member of Presence Bank.


**PROPOSAL II—RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**


The Audit Committee of PB Bankshares has approved the engagement of Yount, Hyde & Barbour, P.C. to be our independent registered public accounting firm for the year ending December 31, 2024, subject to the ratification of the engagement by our stockholders. At the Annual Meeting, stockholders will consider and vote on the ratification of the Audit Committee's engagement of Yount, Hyde & Barbour, P.C. for the year ending December 31, 2024. A representative of Yount, Hyde & Barbour, P.C. is expected to attend the Annual Meeting and may respond to appropriate questions and make a statement if he or she so desires.

Even if the engagement of Yount, Hyde & Barbour, P.C. is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of PB Bankshares and its stockholders.

Set forth below is certain information concerning aggregate fees billed for professional services rendered by Yount, Hyde & Barbour, P.C. for the years ended December 31, 2023 and 2022.

	Year Ended December 31, 2023		Year Ended December 31, 2022	
Audit Fees	$	100,897	$	94,879
Audit-Related Fees	$	—	$	—
Tax Fees	$	12,888	$	12,000
All Other Fees	$	—	$	—

Audit Fees. Yount, Hyde & Barbour, P.C. billed us a total of $100,897 and $94,879 for 2023 and 2022, respectively, for professional services for the audit of PB Bankshares' annual consolidated financial statements, statutory and regulatory filing requirements for limited review of quarterly condensed consolidated financial statements included in periodic reports filed with the Securities and Exchange Commission and consent procedures for the Form S-8 filing, including out-of-pocket expenses.

Audit-Related Fees. There were no audit-related fees billed by Yount, Hyde & Barbour, P.C. during the years ended December 31, 2023 and 2022.

Tax Fees. Tax fees include the aggregate fees billed for provisional services rendered for tax compliance, tax advice and tax planning by Yount, Hyde & Barbour, P.C. during the years ended December 31, 2023 and 2022.

All Other Fees. There were no other fees billed by Yount, Hyde & Barbour, P.C. during the years ended December 31, 2023 and 2022.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has considered whether the provision of non-audit services, which relate primarily to tax services, is compatible with maintaining the independence of Yount, Hyde & Barbour, P.C. The Audit Committee concluded that performing such services does not affect the independence of Yount, Hyde & Barbour, P.C. in performing its function as our independent registered public accounting firm.

The Audit Committee's current policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, either by approving an engagement prior to the engagement or pursuant to a pre-approval policy with respect to particular services, subject to the *de minimis* exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may delegate pre-approval authority to one or more members of the Audit Committee when expedition of services is necessary. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee pre-approved 100% of tax fees billed and paid during the years ended December 31, 2023 and 2022.

The Board of Directors recommends a vote "FOR" the ratification of Yount, Hyde & Barbour, P.C. as independent registered public accounting firm for the year ending December 31, 2024.


STOCKHOLDER PROPOSALS AND NOMINATIONS


In order to be eligible for inclusion in the proxy materials for our 2025 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at PB Bankshares' executive office, 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320, no later than December 19, 2024. If the date of the 2025 Annual Meeting of Stockholders is changed by more than 30 days, any stockholder proposal must be received at a reasonable time before we print or mail proxy materials for such meeting. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934.

Under SEC Rule 14a-19, a stockholder intending to engage in a director election contest with respect to the PB Bankshares' Annual Meeting of stockholders to be held in 2025 must give PB Bankshares notice of its intent to solicit proxies by providing the names of its nominees and certain other information at least 60 calendar days before the anniversary of the previous year's Annual Meeting. This deadline is March 24, 2025.

In addition to the requirement set forth under SEC Rule 14a-19, our Bylaws provide an advance notice procedure for certain business, or nominations to the Board of Directors to be brought before an Annual Meeting of stockholders. In order for a stockholder of record to properly bring business before an Annual Meeting, or to propose a nominee to the board of directors, our Corporate Secretary must receive written notice not earlier than the 100th day nor later than the 90th day prior to the anniversary date of the prior year's Annual Meeting; provided, however, that in the event the date of the Annual Meeting is advanced more than 30 days prior to the anniversary of the preceding year's Annual Meeting, then, to be timely, notice by the stockholder must be so received not later than the tenth day following the day on which public announcement of the date of such meeting is first made.

The notice with respect to stockholder proposals that are not nominations for director must set forth as to each matter such stockholder proposes to bring before the Annual Meeting: (i) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting; (ii) the name and address of such stockholder as they appear on the our books and of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class or series and number of shares of our capital stock which are owned beneficially or of record by such stockholder and such beneficial owner; (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (v) a representation that such stockholder intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting.

The notice with respect to director nominations must include: (a) as to each person whom the stockholder proposes to nominate for election as a director, (i) all information relating to such person that would indicate such person's qualification to serve on our Board of Directors; (ii) an affidavit that such person would not be disqualified under the provisions of Article II, Section 12 of our Bylaws; (iii) such information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor rule or regulation; and (iv) a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected; and (b) as to the stockholder giving the notice: (i) the name and address of such stockholder as they appear on our books and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) the class or series and number of shares of our capital stock which are owned beneficially or of record by such stockholder and such beneficial owner; (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder; (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act or any successor rule or regulation.

The 2025 Annual Meeting of stockholders is expected to be held May 28, 2025. Advance written notice for certain business, or nominations to the Board of Directors, to be brought before the next Annual Meeting must be given to us no earlier than February 11, 2025 and no later than February 21, 2025. If notice is received before February 11, 2025 or after February 21, 2025, it will be considered untimely, and we will not be required to present the matter at the stockholders meeting.

Nothing in this proxy statement shall be deemed to require us to include in our proxy statement and proxy relating to an Annual Meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received.

OTHER MATTERS

The Board of Directors is not aware of any business to come before the Annual Meeting other than the matters described above in the Proxy Statement. However, if any matters should properly come before the Annual Meeting, it is intended that the Board of Directors, as holders of the proxies, will act as determined by a majority vote.

MISCELLANEOUS

A COPY OF PB BANKSHARES' ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023 WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO THE CORPORATE SECRETARY, 185 E. LINCOLN HIGHWAY, COATESVILLE, PENNSYLVANIA 19320 OR BY CALLING (610) 384-8282.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

PB Bankshares' Proxy Statement, including the Notice of the Annual Meeting of Stockholders, and the 2023 Annual Report are each available on the Internet at https://www.cstproxy.com/pbbankshares/2024.

By Order of the Board of Directors

Mackenzie Jackson
Corporate Secretary

Coatesville, Pennsylvania
April 19, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From To

Commission file number: 001-40612

PB BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Maryland	**86-3947794**
(State of Other Jurisdiction of incorporation or Organization)	(I.R.S. Employer Identification No.)
185 East Lincoln Highway, Coatesville, Pennsylvania	**19320**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (610) 384-8282

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Stock, $0.01 Par Value per Share	**PBBK**	**The Nasdaq Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically; every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.0405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☒ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate value of the voting and non-voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of the common stock as of June 30, 2023 was $31,059,425.

As of March 27, 2024 there were 2,634,967 shares outstanding of the registrant's common stock.

Documents Incorporated by Reference

Portions of the Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "attribute," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "goal," "target," "outlook," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- general economic conditions, either nationally or in our market areas, that are worse than expected;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses on loans;

- our ability to access cost-effective funding;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- demand for loans and deposits in our market area;

- our ability to implement and change our business strategies;

- competition among depository and other financial institutions;

- inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

- the rate of delinquencies and amounts of loans charged-off;

- adverse changes in the securities markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- our ability to capitalize on strategic opportunities;

- our ability to successfully introduce new products and services;

- our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

- our ability to retain our existing customers;

- changes in consumer spending, borrowing and savings habits;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- changes in our organization, compensation and benefit plans;

- changes in the quality or composition of our loan or investment portfolios;

- a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cyber security;

- political instability or civil unrest;

- acts of war or terrorism;

- acts of public health crises such as epidemics or pandemics;

- competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers, including retail businesses and technology companies;

- the failure to attract and retain skilled people;

- any future FDIC insurance premium increases, or special assessments may adversely affect our earnings;

- the fiscal and monetary policies of the federal government and its agencies; and

- other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this Annual Report on Form 10-K.

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this Annual Report on Form 10-K. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PART I

Item 1. Business

General

PB Bankshares, Inc. (the "Company" or "PB Bankshares"), a Maryland corporation, was formed in March 2021 to serve as the bank holding company for Presence Bank (the "Bank"). On July 14, 2021, the Bank completed its mutual to stock conversion and the related stock offering of the Company. A total of 2,777,250 shares of common stock were sold in the stock offering to depositors of the Bank at a price of $10.00 per share. The Company's common stock is traded on the Nasdaq Capital Market under the trading symbol PBBK.

The Company is authorized to pursue other business activities permitted by applicable laws and regulations for bank holding companies, which may include the acquisition of banking and financial services companies. The Company is subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Pennsylvania Department of Banking and Securities (the "Pennsylvania Department of Banking"). At December 31, 2023, the Company had total consolidated assets of $439.7 million, total deposits of $333.0 million and total stockholders' equity of $47.0 million.

The Company files interim, quarterly and annual reports with the Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers such as the Company that file electronically with the SEC. All filed SEC reports and interim filings can also be obtained from the Company's website www.presencebank.com on the "Investor Relations" page, without charge from the Company. Our executive office is located at 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320, and our telephone number at this address is (610) 384-8282.

Presence Bank is a stock savings bank organized under the laws of the Commonwealth of Pennsylvania and is subject to comprehensive regulation and examination by the Federal Deposit Insurance Corporation (the "FDIC") and the Pennsylvania Department of Banking. We operate from four offices and two loan production offices in Chester, Lancaster and Dauphin Counties, Pennsylvania. Our primary market area for deposits includes the communities in which we maintain our banking office locations, while our primary lending market area is broader and includes customers in Lebanon, Dauphin and Cumberland Counties in Pennsylvania. We will from time to time also originate loans to customers located in adjacent metropolitan markets. We are a community-oriented bank offering a variety of financial products and services to meet the needs of our customers. We believe that our community orientation and personalized service distinguishes us from larger banks that operate in our market area.

From our founding in 1919 until 2019, we operated as a traditional thrift institution, offering primarily residential mortgage loans and savings accounts. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership we have developed a commercial lending infrastructure, with a particular focus on expanding into commercial real estate and commercial and industrial lending to small businesses. In addition, we have strengthened and continue to modernize our operations through upgrades to our credit underwriting, information technology and compliance operations. Consistent with our strategy to grow our commercial loan operations, we have enhanced our suite of deposit products, including remote deposit capture, commercial cash management and mobile deposits in order to accommodate business customers, and thereby grow our core deposits by our loan production office model.

Our principal business consists of attracting retail and commercial deposits from the general public in our market area and investing those deposits, together with funds generated from operations and borrowings, primarily in commercial real estate loans, commercial and industrial loans, construction, home equity lines of credit and to a lesser extent, one- to four-family residential real estate loans and consumer loans. Subject to market conditions, we expect to continue our focus on originating more commercial real estate and commercial and industrial loans in an effort to continue to increase the overall yield earned on our loans and assist in managing interest rate risk. We also invest in debt securities, which have historically consisted of mortgage-backed securities issued by U.S. government sponsored enterprises and U.S. government and agency securities. We offer a variety of deposit accounts, including demand deposit accounts, savings accounts, money market accounts and certificate of deposit accounts. We borrow funds, primarily from the Federal Home Loan Bank of Pittsburgh, to fund our operations as necessary.

Market Area

We conduct our business from our main office and three branch offices, which are located in Chester and Lancaster Counties, Pennsylvania. In recent years, we have expanded our operations into Lebanon, Dauphin and Cumberland Counties, Pennsylvania. In 2021, we opened two loan production offices in Harrisburg (Dauphin County) and Elizabethtown (Lancaster County). In future years, we expect to establish one or two additional loan production offices to support lending teams operating in our market area. The following discusses the demographics of the counties in which we currently operate.

Chester County's total population for 2023 is estimated at 550,000, approximately 10.6% growth since 2010. Chester County's population growth is projected to be 3.74% between 2023 and 2027. A relatively high percentage of Chester County's non-farm, non-government workforce is in the services industry sector, estimated at over 30% of the labor force. Other significant employer industries in the county include education, healthcare and social services at an aggregate 23% of the labor force and finance/insurance/real estate at 19% of the labor force. Median household income for 2023 in Chester County is estimated to be $121,000.

Lancaster County's total population for 2023 is estimated at 563,000, which is expected to grow 2.38% between 2023 and 2027. Education, healthcare and social services industry represents in the aggregate over 23% of the labor force. Other significant employer industries in Lancaster County include services and retail trade. Median household income in Lancaster County for 2023 is estimated to be $85,000.

Dauphin County is home to the Commonwealth's capital city of Harrisburg. Dauphin County's total population for 2023 is estimated at 289,000, approximately 7.70% growth since 2010. Dauphin County's population growth is projected to be 1.04% between 2023 and 2027. The services industry represents 32% of the labor force. Other significant employer industries include education, healthcare and social services and finance/insurance/real estate. Median household income in Dauphin County for 2023 is estimated to be $70,000.

We also serve customers in Cumberland and Lebanon Counties. With total populations of 270,000 and 144,000, respectively, estimated for 2023, Cumberland and Lebanon counties were two of the fastest growing counties in Pennsylvania since 2010.

Unemployment rates as of December 2023 and 2022 are set forth in the following table.

Region	December 2023	December 2022
United States	3.7 %	3.5 %
Pennsylvania	3.5 %	4.3 %
Chester County	2.1 %	2.4 %
Lancaster County	2.3 %	2.5 %
Dauphin County	2.7 %	3.1 %
Cumberland County	2.2 %	2.4 %
Lebanon County	2.3 %	2.6 %

Major employers in Presence Bank's market area are Vanguard Group, QVC Network, The Chester County Hospital, Lancaster General Hospital, Mutual Assistance Group and Giant Food Stores.

Competition

We face competition within our market area both in making loans and attracting deposits. Our market area has a concentration of financial institutions that include large money center and regional banks, community banks and credit unions. We also face competition from savings institutions, mortgage banking firms and consumer finance companies and, with respect to deposits, from money market funds, brokerage firms, mutual funds and insurance companies. We also compete with fintech and Internet banking companies. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking.

As of June 30, 2023 (the latest date for which information is available), our deposit market share was 1.2% in Chester County, Pennsylvania and less than 1.0% of total deposits in Lancaster County, Pennsylvania.

Lending Activities

General. Our primary business has traditionally been the origination of one- to four-family residential real estate loans, most of which were fixed-rate loans. Our principal lending activity has transitioned to an emphasis on the origination of commercial real estate loans, commercial and industrial loans, construction, home equity lines of credit and to a lesser extent, one- to four-family residential real estate loans and consumer loans. We intend to maintain an increased emphasis on commercial real estate and commercial and industrial lending, in an effort to manage the interest rate risk on our loan portfolio and increase the average yield earned on our loan portfolio.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio, by type of loan at the dates indicated. At December 31, 2023 and 2022, we had no loans held for sale.

	At December 31,			
	2023		2022	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate:				
One- to four-family residential	$ 108,534	33.23 %	$ 110,387	36.14 %
Commercial	184,868	56.60	148,567	48.64
Construction	10,805	3.31	20,406	6.68
Commercial and industrial	16,552	5.07	17,874	5.85
Consumer and other	5,836	1.79	8,203	2.69
	326,595	100.00 %	305,437	100.00 %
Less:				
Net deferred loan fees	(702)		(590)	
Allowance for credit losses	(4,511)		(3,992)	
Total loans	$ 321,382		$ 300,855	

Contractual Maturities. The following table summarizes the scheduled repayments of our total loan portfolio at December 31, 2023. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The tables present contractual maturities and do not reflect repricing or the effect of prepayments. Actual maturities may differ.

	One- to Four-Family Residential Real Estate	Commercial Real Estate (In thousands)	Construction
Amounts due in:			
One year or less	$ 2,072	$ 4,343	$ 4,230
More than one to five years	3,376	2,021	702
More than five to 15 years	55,680	153,077	5,167
More than 15 years	47,406	25,427	706
Total	$ 108,534	$ 184,868	$ 10,805

	Commercial and Industrial	Consumer and Other (In thousands)	Total
Amounts due in:			
One year or less	$ 8,986	$ 745	$ 20,376
More than one to five years	2,477	9	8,585
More than five to 15 years	4,981	4,100	223,005
More than 15 years	108	982	74,629
Total	$ 16,552	$ 5,836	$ 326,595

The following table sets forth our fixed and adjustable-rate loans at December 31, 2023 that are contractually due after December 31, 2024.

	Due After December 31, 2024		
	Fixed	Adjustable (In thousands)	Total
Real estate:			
One- to four-family residential	$ 50,645	$ 55,817	$ 106,462
Commercial	12,809	167,716	180,525
Construction	1,029	5,546	6,575
Commercial and industrial	4,280	3,286	7,566
Consumer and other	9	5,082	5,091
Total loans	$ 68,772	$ 237,447	$ 306,219

Commercial Real Estate Lending. Consistent with our strategy to manage the interest rate risk of our loan portfolio and increase our yield, we are focused on increasing our origination of commercial real estate loans. At December 31, 2023, we had $184.9 million in commercial real estate loans, representing 56.6% of our total loan portfolio.

Our commercial real estate loans generally have fixed rates with terms of three, five, seven or ten years and amortization terms of 20 to 30 years, with a balloon payment due at the end of the term. The maximum loan-to-value ratio of our commercial real estate loans is generally 80%. Our commercial real estate loans are typically secured by medical, industrial, warehouse, retail or other commercial properties. We originate a moderate number of multi-family loans generally secured by apartment buildings. At December 31, 2023, of the commercial real estate loans that were stress tested the three largest collateral categories were $23.7 million of multi-family, $20.8 million of hotels and $18.2 million of strip malls. At December 31, 2023, the average principal loan balance of our outstanding commercial real estate loans was $675,000, and the largest of such loans was a $4.3 million loan secured by a midscale flagged hotel in our market area originated in September 2022. This loan was performing in accordance with its terms at December 31, 2023.

We also originate first mortgage loans secured by farmland. At December 31, 2023, farmland loans totaled $4.4 million, or 2.4% of our commercial real estate loan portfolio. Such loans are generally fixed-rate loans at a margin over the prime rate as published in *The Wall Street Journal* with terms up to 10 years and amortization schedules of up to 25 years. Loans secured by farmland may be made in amounts up to 80% of the value of the farm. Generally, we obtain personal guarantees from the borrower on all loans secured by farmland.

We consider a number of factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower, including project-level and global cash flows, credit history, and management expertise, as well as the value and condition of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property and the debt service coverage ratio (the ratio of net operating income to debt service). We generally require a debt service ratio of at least 1.25x. Generally, commercial real estate loans are appraised by outside independent appraisers, however, if the value of the loan is less than $500,000 and the property is owner occupied, we may utilize third party evaluations in lieu of formal appraisals which are subsequently reviewed by our credit department. Although our policy allows for third party evaluations, we normally obtain appraisals.

Personal guarantees are generally obtained from the principals of commercial real estate loan borrowers, although this requirement may be waived in limited circumstances depending upon the loan-to-value ratio and the debt service ratio associated with the loan. We require property, casualty and title insurance and flood insurance if the property is in a flood zone area. Commercial real estate loans entail greater credit risks compared to one- to four-family residential real estate loans because they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial and multi-family real estate than residential properties.

One- to Four-Family Residential Real Estate Lending. Our historical primary lending activity has been the origination of one- to four-family, owner-occupied, first and second residential mortgage loans, virtually all of which are secured by properties located in our market area. At December 31, 2023, one- to four-family residential real estate loans totaled $108.5 million, or 33.2% of our total loan portfolio. At December 31, 2023, we had $96.8 million of our one- to four-family residential real estate loans in the first lien position and $11.7 million in a junior lien position. The average principal loan balance of our one- to four-family residential real estate loans was $132,000 at December 31, 2023.

We currently offer one- to four-family residential real estate loans with terms of up to 30 years. We currently retain in our portfolio all of the one- to four-family residential real estate loans we originate. However, as we continue to diversify our loan portfolio and increase our income sources, we may seek to sell one- to four-family residential real estate loans that we originate in the future into the secondary market. We currently primarily originate adjustable-rate one- to four-family residential real estate loans, but we do, on a much more limited basis, originate fixed-rate long-term loans. At December 31, 2023, $50.7 million, or 46.8% of our one- to four-family residential real estate loans had fixed rates of interest, and $57.5 million, or 53.2% of our one- to four-family residential real estate loans, had adjustable rates of interest for loans due after one year. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers have the right to refinance or prepay their loans without penalty. We generally limit the loan-to-value ratios of our mortgage loans without private mortgage insurance to 80% of the purchase price or appraised value, whichever is lower. Loans where the borrower obtains private mortgage insurance may be made with loan-to-value ratios up to 85%.

Our adjustable-rate one- to four-family residential real estate loans carry terms to maturity ranging from 10 to 30 years and generally have fixed rates for initial terms of three, five, seven or ten years, and adjust annually thereafter at a margin, which in recent years has been tied to a margin above the U.S. Treasury rate. The maximum amount by which the interest rate may be increased or decreased is generally 5% for the first adjustment period and 2% per adjustment period thereafter, with a lifetime interest rate cap of generally 18% and a floor of 4%.

Although adjustable-rate mortgage loans may reduce to an extent our vulnerability to changes in market interest rates because they periodically re-price, as interest rates increase the required payments due from the borrower also increase (subject to rate caps), increasing the potential for default by the borrower. At the same time, the ability of the borrower to repay the loan and the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustments of the contractual interest rate are also limited by our maximum periodic and lifetime rate adjustments. Moreover, the interest rates on most of our adjustable-rate loans do not adjust for up to seven years after origination. As a result, the effectiveness of adjustable-rate mortgage loans in compensating for changes in market interest rates generally may be limited.

At December 31, 2023, we had $36.5 million, or 33.6% of the one- to four-family residential real estate loan portfolio, secured by non-owner occupied properties. In cases where the borrower (owner of the property) is not the resident, we generally require personal guarantees from the principals owning these properties, and we will not make loans in excess of 85% loan to value on non-owner-occupied properties. The interest rate on these loans are generally fixed for up to five years.

We have not offered but may offer "interest only" mortgage loans on permanent one- to four-family residential real estate loans (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). We also have not offered and will not offer loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We have not offered "Alt-A" loans (i.e., loans that generally target borrowers with better credit scores who borrow with alternative documentation such as little or no verification of income).

We generally require title insurance on all of our one- to four-family residential real estate mortgage loans, and we also require that borrowers maintain fire and extended coverage casualty insurance (and, if appropriate, flood insurance) in an amount at least equal to the lesser of the loan balance or the replacement cost of the improvements. We do not conduct environmental testing on residential real estate mortgage loans unless specific concerns for hazards are identified by the appraiser used in connection with the origination of the loan. If we identify an environmental problem on land that will secure a loan, the environmental hazard must be remediated before the closing of the loan.

When underwriting residential real estate loans, we review and verify each loan applicant's employment, income and credit history and, if applicable, our experience with the borrower. Our policy is to obtain credit reports and financial statements on all borrowers and guarantors. Generally, all properties securing real estate loans are appraised by independent appraisers. Appraisals are subsequently reviewed by our credit department. However, if the value of the loan is less than $400,000, we may utilize third party evaluations which are subsequently reviewed by our credit department. Although our policy allows for third party evaluations, we normally obtain appraisals.

Our one- to four-family residential real estate loans also include home equity lines of credit. Our home equity lines of credit are secured by either first mortgages or second mortgages on owner-occupied one- to four-family residences. At December 31, 2023, we had $9.1 million of outstanding home equity lines of credit. At December 31, 2023, the unadvanced portion of home equity lines of credit totaled $12.2 million.

The underwriting standards utilized for home equity lines of credit include a title review, the recordation of a lien, a determination of the applicant's ability to satisfy existing debt obligations and payments on the proposed loan, and the value of the collateral securing the loan. The loan-to-value ratio for our home equity lines of credit is generally limited to 85% when combined with the first security lien, if applicable. Our home equity lines of credit generally have 10-year draw period and adjustable rates of interest, subject to a contractual floor, which are indexed to the prime rate as published in *The Wall Street Journal*.

Construction Lending. We originate construction loans for the purchase of developed lots, for the construction of single-family residences and commercial real estate. Most of our construction loans are interest-only loans that provide for the payment of only interest during the construction phase, which is usually up to 6 to 24 months, although some commercial construction loans are renewed, generally for one or two additional years. At the end of the construction phase, the loan may convert to a permanent mortgage loan or the loan may be paid in full. Prior to making a commitment to fund a construction loan, we require an appraisal of the property by an independent appraiser. A third party reviews and inspects each project prior to disbursement of funds during the term of the construction loan. Loan proceeds are disbursed upon the inspector's approval. At December 31, 2023, we had $10.8 million of construction loans, representing 3.3% of our total loan portfolio. At December 31, 2023, the average principal loan balance of our outstanding construction loans was $338,000, and the largest of such loans was a $2.0 million loan secured by site improvements for self storage units in our market area originated in March 2023. This loan was performing in accordance with its terms at December 31, 2023.

Generally, the maximum loan-to-value of these loans is 80% of the lesser of the appraised value or construction cost of the property, and all these loans include personal guarantees for owners of 20% or more.

Our development loans are secured by the entire property being platted and developed. Lending on raw land carries a significant risk of a change in market conditions during the development process. During the development process, we fund costs for site clearing and grading and infrastructure, including utilities and roads. Repayment and release of our development loans is structured to maintain the maximum loan-to-value that was approved at origination. We target most development loans to be paid off at no more than 70% of total lot sales. The maximum loan-to-value ratio on development loans is 70% of the lesser of the appraised value or land acquisition plus development cost of the property. We generally require a global debt service ratio on development loans of 1.2x or greater. Most development loans have maturities of 12 to 36 months, and may be extended if it is a multi-phase development.

Construction financing generally involves greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project proves to be inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment. Construction loans also expose us to the risks that improvements will not be completed on time in accordance with specifications and projected costs and that repayment will depend on the successful operation or sale of the properties. In addition, some of these borrowers have more than one outstanding loan, so an adverse development with respect to one loan or credit relationship can expose us to significantly greater risk of non-payment and loss.

Commercial and Industrial Lending. At December 31, 2023, we had $16.6 million of commercial and industrial loans, representing 5.1% of our total loan portfolio. We offer regular lines of credit and revolving lines of credit to small businesses in our market area to finance short-term working capital needs such as accounts receivable and inventory with terms of up to 12 months that are due on demand and subject to annual renewal. We have begun to develop relationships with professional organizations such as accounting firms, law firms and medical practices. Our commercial lines of credit are typically variable rate tied to the prime rate as published in *The Wall Street Journal*. We generally obtain personal guarantees with respect to all commercial and industrial lines of credit. At December 31, 2023, the average loan size of our commercial and industrial loans was $174,000, and our largest outstanding commercial and industrial loan balance was a $4.0 million loan to a supplier and installer of specialty building products in our market area originated in October 2022. This loan was performing in accordance with its terms at December 31, 2023.

We typically originate commercial business loans on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business, the experience and stability of the borrower's management team, earnings projections and the underlying assumptions, and the value and marketability of any collateral securing the loan. Depending on the collateral used to secure the loans, commercial and industrial loans are made in amounts generally of up to 80% of the value of the collateral securing the loan. Commercial and industrial loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment. As a result, the availability of funds for the repayment of commercial and industrial loans may be substantially dependent on the success of the business itself and the general economic environment in our market area. Therefore, commercial and industrial loans that we originate have greater credit risk than one- to four-family residential real estate loans or, generally, consumer loans. In addition, commercial and industrial loans often result in larger outstanding balances to single borrowers, or related groups of borrowers, and also generally require substantially greater evaluation and oversight efforts.

Consumer and Other Lending. We offer on a limited basis consumer loans to individuals secured by deposit accounts and other assets. At December 31, 2023, our consumer and other loan portfolio totaled $5.8 million, or 1.8% of our total loan portfolio. At December 31, 2023, the average principal loan balance of our outstanding consumer and other loans was $365,000, and the largest of such loans was a $2.0 million loan to a bank holding company originated in October 2021. This loan was performing in accordance with its terms at December 31, 2023.

Our procedure for underwriting consumer loans includes an assessment of the applicant's credit history and ability to meet existing obligations and payments of the proposed loan, as well as an evaluation of the value of the collateral security, if any.

Consumer loans generally entail greater risk than one- to four-family residential mortgage loans, particularly in the case of loans that are unsecured or are secured by assets that tend to depreciate in value. As a result, consumer loan collections are primarily dependent on the borrower's continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. In these cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan, and the remaining value often does not warrant further substantial collection efforts against the borrower.

Loan Originations, Participations, Purchases and Sales

Most of our loan originations are generated by our loan personnel and from referrals from existing customers, real estate brokers, accountants and other professionals. All loans we originate are underwritten pursuant to our policies and procedures. While we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon relative borrower demand and pricing levels established by competing banks, thrifts, credit unions, and mortgage banking companies. Our volume of loan originations is influenced significantly by market interest rates, and, accordingly, the volume of our loan originations can vary from period to period. We generally do not sell any of the loans we originate.

We purchase commercial loan participations secured by properties primarily within the Commonwealth of Pennsylvania in which we are not the lead lender. In these circumstances, we follow our customary loan underwriting and approval policies. At December 31, 2023, the outstanding balances of our loan participations where we are not the lead lender totaled $12.1 million, or 3.7% of our loan portfolio, of which all $12.1 million were commercial real estate loans. All such loans were performing in accordance with their original repayment terms. We also have participated out portions of loans that exceeded our loans-to-one borrower legal lending limit and for risk diversification. At December 31, 2023, we had participated out portions of loans with an aggregate principal balance of $24.8 million. We have not purchased whole loans.

Loans to One Borrower. Pursuant to applicable law, the aggregate amount of loans that we are permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of Presence Bank's unimpaired capital and surplus (25% if the amount in excess of 15% is secured by "readily marketable collateral"). This 15% of unimpaired capital and surplus was approximately $6.7 million as of December 31, 2023. At December 31, 2023, our largest credit relationship totaled $6.2 million, consisting of three loans secured by commercial and one- to four-family residential real estate. At December 31, 2023, this loan relationship was performing in accordance with its current terms.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by the board of directors. In the approval process for residential loans, we assess the borrower's ability to repay the loan and the value of the property securing the loan. To assess the borrower's ability to repay, we review the borrower's income and expenses and employment and credit history. In the case of commercial real estate loans, we also review projected income, expenses and the viability of the project being financed. We require appraisals of all real property securing loans for loans greater than $400,000 for residential loans and $500,000 for commercial loans. Appraisals are performed by independent licensed appraisers. If the value of the loan is less than $400,000 for residential loans and $500,000 for commercial loans, we may utilize a third-party evaluation which is also reviewed by our credit department. Although our policy allows for third party evaluations, we normally obtain appraisals. All real estate secured loans generally require fire, title and casualty insurance and, if warranted, flood insurance. Casualty insurance is an amount at least equal to the lesser of the loan balance or the replacement cost of improvements and flood insurance is an amount at least equal to the principal amount of the loan or the maximum amount available. Our loan approval policies and limits are also established by our board of directors. All loans originated by Presence Bank are subject to our underwriting guidelines.

The approval of three of the following: Chief Risk and Credit Officer, Chief Banking Officer, Credit Manager or Relationship Manager are required for approval of secured commercial, residential and consumer loans up to and including $1.0 million. The approval of the Chief Executive Officer or Chief Risk and Credit Officer and two of the following: Chief Banking Officer, Credit Manager, or Relationship Manager are required for approval of secured commercial, residential and consumer loans greater than $1.0 million and up to and including $2.0 million. Officer Loan Committee approval is also required for all loans up to and including $2.0 million. Consumer and residential loans under $750,000 can be approved by Officer Loan Committee regardless of exposure. Director Loan Committee approval is required for all loans in excess of $2.0 million up to and including our legal lending limit of $6.7 million. Unsecured loans in excess of $150,000 also require the approval of the Director Loan Committee. Board of Directors approval is required for all Regulation O loans.

Delinquencies, Non-Performing Assets and Classified Assets

Delinquency Procedures. When a loan is 15 days past due, we send the borrower a late notice. We generally also contact the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, we mail the borrower a letter reminding the borrower of the delinquency, and attempt to contact the borrower personally to determine the reason for the delinquency in order to ensure that the borrower understands the terms of the loan and the importance of making payments on or before the due date. If necessary, subsequent delinquency notices are issued at 45 days past due and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, we will send the borrower a final demand for payment and may recommend foreclosure. At 120 days, we typically begin foreclosure proceedings. Loans are charged off when we believe that the recovery of principal is unlikely. A summary report of all loans 30 days or more past due is provided to the board of directors each month.

Delinquent Loans. The following table sets forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

	At December 31,					
	2023			2022		
	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due
	(In thousands)					
Real estate:						
One- to four-family residential	$ 89	$ —	$ 28	$ 382	$ —	$ 33
Commercial	—	655	—	—	—	416
Construction	—	—	—	—	—	147
Commercial and industrial	—	—	—	—	—	156
Consumer and other	—	—	—	—	—	—
Total	$ 89	$ 655	$ 28	$ 382	$ —	$ 752

Non-Performing Loans. Loans are reviewed on a weekly basis and again by our credit committee on a monthly basis. Management classifies loans as non-performing when they are placed on nonaccrual status or when they are 90 days or more past due and still accruing interest. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is well secured and in the process of collection. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method. Loans on nonaccrual status or which are 90 days or more and still accruing interest are generally individually evaluated in determining the related allowance for credit losses. The allowance for credit losses for these loans is generally determined using the fair value of any underlying collateral securing the loan. Collateral values used in determining the allowance for credit losses are reduced for selling costs if repayment is dependent upon the sale rather than the operation of the collateral.

Real Estate Owned*.* When we acquire real estate as a result of foreclosure, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for credit losses, or, if the existing allowance is inadequate, charged to expense of the current period. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell. We had no real estate owned at December 31, 2023 or as of December 31, 2022.

Non-Performing Assets. The following table sets forth information regarding our non-performing assets.

	December 31, 2023		December 31, 2022	
	(Dollars in thousands)			
Non-accrual loans:				
Real estate:				
One- to four-family residential	$	149	$	330
Commercial		1,065		416
Construction		—		147
Commercial and industrial		207		156
Consumer and other		—		—
Total non-accrual loans		1,421		1,049
Accruing loans past due 90 days or more				
Real estate:				
One- to four-family residential		—		—
Commercial		—		—
Construction		—		—
Commercial and industrial		—		—
Consumer and other		—		—
Total accruing loans past due 90 days or more		—		—
Total non-performing loans	$	1,421	$	1,049
Foreclosed assets		—		—
Total non-performing assets	$	1,421	$	1,049
Total non-performing loans to total loans		0.44 %		0.34 %
Total non-accrual loans to total loans		0.44 %		0.34 %
Total non-performing assets to total assets		0.32 %		0.27 %

Non-performing loans increased to $1.4 million, or 0.44% of total loans, at December 31, 2023 from $1.0 million, or 0.34% of total loans, at December 31, 2022. This increase was due to a $655,000 well collateralized agricultural relationship being added to non-performing commercial real estate loans and a second relationship with $410,000 of commercial real estate loans and $207,000 of commercial and industrial loans being added to non-performing loans during 2023. The increase in non-performing loans was partially offset by a $685,000 reduction from loan payoffs of non-accrual loans during 2023; that included: $122,000 of one- to four- family residential real estate loans, $416,000 of commercial real estate loans and $147,000 of construction real estate loans.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the FDIC to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management. At December 31, 2023, we had $1.1 million of loans designated as "special mention."

In connection with the filing of our periodic regulatory reports and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the "watch list" initially because of emerging financial weaknesses even though the loan is currently performing as agreed. Management reviews the status of each loan on our watch list on a monthly basis with our credit committee and on a quarterly basis with the full board of directors. If a loan deteriorates in asset quality, the classification is changed to "special mention," "substandard," "doubtful" or "loss" depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on nonaccrual status and classified "substandard."

On the basis of this review of our loans, our classified and special mention loans at the dates indicated were as follows:

| | At December 31, | | | |
| | 2023 | | 2022 | |
	(In thousands)			
Substandard loans	$	2,139	$	2,661
Doubtful loans		—		—
Loss loans		—		—
Total classified loans	$	2,139	$	2,661
Special mention loans	$	1,144	$	607

Classified loans decreased $522,000 or 19.6% at December 31, 2023 compared to December 31, 2022 due to loan payoffs and upgrades. Substandard loans at December 31, 2023 consisted of $1.4 million in non-accrual loans and $1.4 million in loans that were current, including performing non-accrual loans.

Allowance for Credit Losses on Loans

Analysis and Determination of the Allowance for Credit Losses on Loans. The allowance represents management's current estimate of expected credit losses over the contractual term of loans, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. No allowance for credit losses is recorded on accrued interest receivable and amounts written-off are reversed by an adjustment to interest income. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. Loans that share common risk characteristics are evaluated collectively using a cash flow approach for all loans. The cash flow approach used by the Company utilizes loan-level cash flow projections and pool-level assumptions. For all loan pools, cash flow projections and estimated expected losses are based in part on benchmarked peer data.

Management's estimate of the allowance for credit losses on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the loss estimation process. This includes forecasts that are reasonable and supportable concerning expectations of future economic conditions. The reasonable and supportable forecast period is a year. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

These qualitative risk factors include:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2. National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3. Nature and volume of the portfolio and terms of loans.

4. Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

5. Existence and effect of any concentrations of credit and changes in the level of such concentrations.

6. Effect of external factors, such as competition and legal and regulatory requirements.

7. Experience, ability, and depth of lending management and other relevant staff.

8. Quality of loan review and Board of Director oversight.

9. The effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses.

10. Changes in inflationary environment.

11. Changes in the interest rate environment.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for credit losses calculation for our loan portfolio.

The evaluation also considers the following risk characteristics of each loan portfolio segment:

- One- to four-family residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

- Commercial real estate loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because repayment of these loans may be dependent upon the profitability and cash flows of the business or project.

- Construction loans carry risks that the project may not be finished according to schedule, the project may not be finished according to budget, and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure or other factors unrelated to the project.

- Commercial and industrial loans carry risks associated with the successful operation of a business because repayment of these loans may be dependent upon the profitability and cash flows of the business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much reliability.

- Consumer loans carry risk associated with the continued creditworthiness of the borrower and the value of the collateral, if any. These loans are typically either unsecured or secured by rapidly depreciating assets. They are also likely to be immediately and adversely affected by job loss, divorce, illness, personal bankruptcy, or other changes in circumstances.

Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis. The allowance for credit losses on loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell.

An unallocated component of the allowance for credit losses on loans is maintained to cover uncertainties that could affect management's estimate of expected losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating expected losses.

Prior to January 1, 2023, the credit losses on loans was recorded using the previous methodology more fully described in the Company's Annual Report on Form 10-K as of December 31, 2022.

We will continue to monitor and modify our allowance for credit losses on loans as conditions dictate. No assurances can be given that the level of allowance for credit losses on loans will cover all of the expected losses on the loans or that future adjustments to the allowance for credit losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for credit losses.

Allowance for Credit Losses on Loans. The following table sets forth activity in our allowance for credit losses on loans for the years indicated.

	At or For the Years Ended December 31,			
	2023		2022	
	(Dollars in thousands)			
Allowance for credit losses at beginning of year	$	**3,992**	$	3,145
Provision for credit losses		**644**		1,200
Charge-offs:				
Real estate:				
One- to four-family residential		**—**		—
Commercial		**—**		—
Construction		**—**		—
Commercial and industrial		**(144)**		(351)
Consumer and other		**—**		(6)
Total charge-offs		**(144)**		(357)
Recoveries:				
Real estate:				
One- to four-family residential		**15**		—
Commercial		**—**		—
Construction		**—**		—
Commercial and industrial		**4**		4
Consumer and other		**—**		—
Total recoveries		**19**		4
Net (charge-offs) recoveries		**(125)**		(353)
Allowance for credit losses at end of period	$	**4,511**	$	3,992
Allowance to non-accrual loans		**317.45 %**		380.55 %
Allowance to total loans outstanding at the end of the period		**1.38 %**		1.31 %
Net charge-offs to average loans outstanding during the period (annualized)		**0.04 %**		0.12 %

	For the Years Ended December 31,	
	2023	2022
Net charge-offs to average loans outstanding during the year		
Real estate:		
One- to four-family residential	**— %**	— %
Commercial	**— %**	— %
Construction	**— %**	— %
Commercial and industrial	**0.56 %**	1.94 %
Consumer and other	**— %**	0.07 %
Net charge-offs to average loans outstanding during the year	**0.04 %**	0.12 %

The provision for credit losses decreased $556,000, or 46.3%, to $644,000 for 2023 from $1.2 million for 2022 primarily due to loan growth slowing in 2023. In 2023, there was one significant charge-off of $144,000 for a commercial and industrial loan to fully charge it off and the Company incurred $351,000 of charge-offs in 2022 for the same loan.

Allocation of Allowance for Credit Losses on Loans. The following table sets forth the allowance for credit losses on loans allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for credit losses on loans allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,					
	2023			**2022**		
	Allowance for Credit Losses on Loans	**Percent of Allowance in Each Category to Total Allocated Allowance**	**Percent of Loans in Each Category to Total Loans**	**Allowance for Loan Losses**	**Percent of Allowance in Each Category to Total Allocated Allowance**	**Percent of Loans in Each Category to Total Loans**
			(Dollars in thousands)			
Real estate:						
One- to four-family residential	$ 1,267	29.36 %	33.23 %	$ 1,156	31.28 %	36.14 %
Commercial	2,637	61.10	56.60	1,829	49.49	48.64
Construction	112	2.58	3.31	316	8.55	6.68
Commercial and industrial	229	5.31	5.07	308	8.33	5.85
Consumer and other	71	1.65	1.79	87	2.35	2.69
Total allocated allowance	4,316	100.00 %	100.00 %	3,696	100.00 %	100.00 %
Unallocated	195			296		
Total	$ 4,511			$ 3,992		

Although we believe that we use the best information available to establish the allowance for credit losses on loans, future adjustments to the allowance for credit losses on loans may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Because future events affecting borrowers and collateral cannot be predicted with certainty, the existing allowance for credit losses may not be adequate and management may determine that increases in the allowance are necessary if the quality of any portion of our loan portfolio deteriorates as a result. Furthermore, as an integral part of its examination process, the FDIC and the Pennsylvania Department of Banking will periodically review our allowance for credit losses on loans. However, regulatory agencies are not directly involved in establishing the allowance for credit losses on loans as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management. Any material increase in the allowance for credit losses on loans will adversely affect our financial condition and results of operations.

Investment Activities

General. Our board of directors is responsible for approving and overseeing our investment policy. The investment policy is reviewed at least annually by management and any changes to the policy are recommended to the board of directors and are subject to its approval. This policy dictates that investment decisions be made based on the safety of the investment, regulatory standards, liquidity requirements, potential returns and consistency with our interest rate risk management strategy. Our asset liability management committee, which consists of our President and Chief Executive Officer, Chief Financial Officer, Chief Banking Officer, Chief Risk and Credit Officer, Chief Information Officer, Controller, Credit Manager, and Senior Commercial Relationship Managers, oversees our investing activities and strategies. All transactions are formally reviewed by the board of directors at least monthly. Wilmington Trust Company executes investment activity on behalf of Presence Bank and provides administrative support related to the investment portfolio. CSB Investments, a subsidiary of Presence Bank, holds the majority of the securities for the consolidated entity and has a similar investment policy ratified by the board of directors of Presence Bank.

Our current investment policy authorizes us to invest in debt securities issued by the United States Government, agencies of the United States Government or United States Government-sponsored enterprises. The policy also permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae,

Freddie Mac and Ginnie Mae, as well as investments in federal funds, deposits in other insured institutions and certain mutual funds. In addition, management is authorized to invest in investment grade state and municipal obligations, commercial paper and corporate debt obligations within regulatory parameters. We do not engage in any investment hedging activities or trading activities, nor do we purchase any mortgage derivative products, corporate junk bonds, and certain types of structured notes.

Generally accepted accounting principles require that, at the time of purchase, we designate a debt security as held-to-maturity, available-for-sale, or trading, depending on our ability and intent to hold such security. Debt securities designated as available-for-sale are reported at fair value, while debt securities designated as held to maturity are reported at amortized cost. All of our debt securities are designated as available for sale.

As of December 31, 2023 and 2022, we held no debt securities that were not carried at fair value through other comprehensive income (loss).

The amortized cost and fair value of debt securities available-for-sale at December 31, 2023, by contractual maturity with yields, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands).

| | Available-for-Sale | | |
	Amortized Cost	Fair Value	Yield
Due less than one year	$ 44,260	$ 44,257	4.82 %
Due one year through five years	22,734	21,385	2.81
Due after five years through ten years	—	—	—
Mortgage-backed securities	83	85	5.40
Collateralized mortgage obligations	2,616	2,388	1.94
	$ 69,693	$ 68,115	3.77 %

United States Governmental Agency Securities. At December 31, 2023, we had U.S. Government Agency securities totaling $21.9 million, which constituted 31.7% of our securities portfolio. We maintain these investments, to the extent appropriate, for liquidity purposes, at zero or 20% risk weighting for capital purposes and as collateral for borrowings. At December 31, 2023, United States government agency securities consisted of securities issued by Fannie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Freddie Mac.

United States Treasury Securities. At December 31, 2023, we had U.S. treasury securities totaling $43.8 million, which constituted 63.5% of our securities portfolio. We maintain these investments, to the extent appropriate, for liquidity purposes, at zero risk weighting for capital purposes and as collateral for borrowings.

Mortgage-Backed Securities. At December 31, 2023, we had mortgage-backed securities totaling $85,000, which constituted 0.1% of our securities portfolio. We invest in mortgage-backed securities insured or guaranteed by Ginnie Mae, Freddie Mac or Fannie Mae. We have not purchased privately-issued mortgage-backed securities. We invest in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and to lower our credit risk as a result of the guarantees provided by Ginnie Mae, Freddie Mac or Fannie Mae.

Investments in mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or acceleration of any discount relating to such interests, thereby affecting the net yield on our securities. We periodically review current prepayment speeds to determine whether prepayment estimates require modification that could cause amortization or accretion adjustments. There is also reinvestment risk associated with the cash flows from such securities or in the event such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates.

Collateralized Mortgage Obligations. At December 31, 2023, we had collateralized mortgage obligations ("CMOs") totaling $2.4 million, which constituted 3.5% of our securities portfolio. We invest in fixed-rate CMOs issued by Ginnie Mae, Freddie Mac or Fannie Mae. A CMO is a type of mortgage-backed security that creates separate pools of pass-through rates for different classes of bondholders with varying maturities, called tranches. The repayments from the pool of pass-through securities are used to retire the bonds in the order specified by the bonds' prospectus.

Mutual Fund. At December 31, 2023, we invested in one mutual fund-based Community Reinvestment Act fund totaling $793,000, which constituted 1.2% of our securities portfolio. The fund allows us the opportunity to invest in a vehicle that targets community development capital to our local market.

Other Securities. We held common stock of the Federal Home Loan Bank of Pittsburgh in connection with our borrowing activities totaling $2.5 million at December 31, 2023. The Federal Home Loan Bank of Pittsburgh common stock is carried at cost. We may be required to purchase additional Federal Home Loan Bank of Pittsburgh stock if we increase borrowings in the future. Additionally, we held common stock of Atlantic Community Bankers Bank in connection with membership requirements totaling $60,000 at December 31, 2023.

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We may also use borrowings, primarily Federal Home Loan Bank of Pittsburgh advances, to supplement cash flow needs, as necessary. In addition, we receive funds from scheduled loan payments, loan prepayments, retained income and income on interest earning assets. While scheduled loan payments and income on interest earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from residents, municipalities, non-profits and businesses within our market area. We offer a selection of deposit accounts, including savings accounts, demand deposit accounts, money market accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. At December 31, 2023, we had $4.9 million in brokered deposits and $11.9 million in deposits acquired through listing services. At December 31, 2023, we had $29.3 million in deposits of municipalities primarily in our market area.

Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in generating deposits and to respond with flexibility to changes in our customers' demands. Our ability to generate deposits is affected by the competitive market in which we operate, which includes numerous financial institutions of varying sizes offering a wide range of products. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates will be affected by market conditions, including competition and prevailing interest rates.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

	At December 31,					
	2023			2022		
	Average Balance	Percent	Average Rate	Average Balance	Percent	Average Rate
			(Dollars in thousands)			
Noninterest-bearing demand deposits	$ 23,100	7.59 %	— %	$ 25,837	8.97 %	— %
Interest-bearing demand deposits	96,631	31.74	1.36	79,603	27.63	0.31
Savings deposits	17,056	5.60	0.43	22,628	7.85	0.35
Money market deposits	47,959	15.75	1.96	65,597	22.76	0.57
Certificates of deposit	119,716	39.32	2.99	94,501	32.79	1.42
Total	$ 304,462	100.00 %	1.94 %	$ 288,166	100.00 %	0.71 %

As of December 31, 2023 and 2022, the aggregate amount of uninsured (deposits in amounts excess of $250,000 which is the federal deposit insurance coverage) and uncollateralized deposits was $43.7 million and $47.4 million, respectively, inclusive of deposits with excess insurance coverage or pledged collateral. In addition, as of December 31, 2023, the aggregate amount of all our uninsured certificates of deposit was $5.5 million. We have no deposits that are uninsured for any reason other than being in excess of the maximum amount for federal deposit insurance. The following table sets forth the maturity of the uninsured certificates of deposit as of December 31, 2023.

	At December 31, 2023
	(In thousands)
Maturity Period:	
Three months or less	$ —
Over three through six months	—
Over six through twelve months	767
Over twelve months	4,739
Total	$ 5,506

Borrowings. We may obtain advances from the Federal Home Loan Bank of Pittsburgh upon the security of our capital stock in the Federal Home Loan Bank of Pittsburgh. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. At December 31, 2023, we had the ability to borrow approximately $178.5 million from the Federal Home Loan Bank of Pittsburgh, of which $55.1 million had been advanced in addition to $13.9 million held in reserve to secure three letters of credit to collateralize municipal deposits. Additionally, at December 31, 2023, we had the ability to borrow $7.5 million from the Atlantic Community Bankers Bank, $5.0 million from SouthState Bank N.A. and we maintained a line of credit of $1.8 million with the Federal Reserve Bank of Philadelphia. We did not borrow against the credit lines with the Atlantic Community Bankers Bank, SouthState Bank N.A. or the Federal Reserve Bank during the year ended December 31, 2023.

Subsidiary Activities

Presence Bank is the wholly-owned subsidiary of PB Bankshares. Presence Bank has one subsidiary, CSB Investments, a Delaware corporation, which holds the majority of the debt securities for Presence Bank.

Personnel and Human Capital Resources

As of December 31, 2023, we had 36 full-time equivalent employees. Our employees are not represented by any collective bargaining group. Management believes that we have good working relations with our employees. We believe our ability to attract and retain employees is a key to our success. Accordingly, we strive to offer competitive salaries and employee benefits to all employees and monitor salaries in our market areas. In addition, we are committed to developing our staff through continuing education and specialty education within banking, which may include using universities that offer banking management programs, when applicable. We have also developed an in-house program to teach our employees the benefits of managing their money in a prudent manner. The course is designed to account for every dollar of spending and ensuring wise distribution between wants and needs. The goal is for employees to establish a reserve fund, eliminate debt by focusing on paying off higher interest rate loans and saving for retirement.

REGULATION AND SUPERVISION

General

Presence Bank is a stock savings bank organized under the laws of the Commonwealth of Pennsylvania. The lending, investment, and other business operations of Presence Bank are governed by Pennsylvania law and regulations, as well as applicable federal law and regulations, and Presence Bank is prohibited from engaging in any operations not authorized by such laws and regulations. Presence Bank is subject to extensive regulation, supervision and examination by the Pennsylvania Department of Banking and the FDIC. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the FDIC's deposit insurance fund and depositors, and not for the protection of stockholders. Presence Bank also is a member of and owns stock in the Federal Home Loan Bank of Pittsburgh, which is one of the 11 regional banks in the Federal Home Loan Bank System.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; determine the adequacy of credit loss reserves for regulatory purposes; and establish the timing and amounts of insurance assessments and other fees. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings and other factors. The receipt of a less than satisfactory rating in one or more categories may result in enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as Presence Bank or its holding company, from obtaining necessary regulatory approvals to access the capital markets, pay dividends, acquire other financial institutions or establish new branches.

In addition, we must comply with significant anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to acquire other financial institutions or expand our branch network.

As a bank holding company, PB Bankshares is required to comply with the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board. PB Bankshares is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in applicable laws or regulations, whether by the Pennsylvania Department of Banking, the FDIC, the Federal Reserve Board or Congress, could have a material adverse impact on the operations and financial performance of PB Bankshares and Presence Bank.

Set forth below is a brief description of material regulatory requirements that are applicable to Presence Bank and PB Bankshares. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Presence Bank and PB Bankshares.

Pennsylvania Bank Regulation

Activity Powers. The Pennsylvania Department of Banking will regulate the internal organization of Presence Bank, as well as our activities, including, deposit-taking, lending and investment. The basic authority for our activities is specified by Pennsylvania law and by regulations, policies and directives issued by the Pennsylvania Department of Banking. The

FDIC also regulates many of the areas regulated by the Pennsylvania Department of Banking, and federal law limits some of the authority that the Pennsylvania Department of Banking grants to us.

Examination and Enforcement. The Pennsylvania Department of Banking regularly examines state-chartered banks in such areas as reserves, loans, investments, management practices and other aspects of operations. Although the Pennsylvania Department of Banking may accept the examinations and reports of the FDIC in lieu of its own examinations, the current practice is for the Pennsylvania Department of Banking to conduct individual examinations. The Pennsylvania Department of Banking may order any savings bank to discontinue any violation of law or unsafe or unsound business practice and may direct any director, officer, attorney or employee of a savings bank engaged in an objectionable activity, after the Pennsylvania Department of Banking has ordered the activity to be terminated, to show cause at a hearing before the Pennsylvania Department of Banking why such person should not be removed.

Loans-to-One-Borrower Limitations. Pursuant to applicable law, the aggregate amount of loans that we are permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of Presence Bank's unimpaired capital and surplus (25% if the amount in excess of 15% is secured by "readily marketable collateral"). This 15% of unimpaired capital and surplus was approximately $6.7 million as of December 31, 2023.

Loans to Presence Bank's Insiders. Pennsylvania law provides that we may make loans to our executive officers and directors and greater than 10% stockholders in accordance with federal regulations.

Dividend Restrictions. PB Bankshares is a legal entity separate and distinct from its subsidiary, Presence Bank. There are various legal and regulatory restrictions on the extent to which Presence Bank can, among other things, finance or otherwise supply funds to PB Bankshares. Specifically, dividends from Presence Bank are the principal source of PB Bankshares's cash funds and there are certain legal restrictions under Pennsylvania law and regulations on the payment of dividends by state-chartered banks. The Pennsylvania Department of Banking, the FDIC and the Federal Reserve Board also have authority to prohibit PB Bankshares and Presence Bank from engaging in certain practices deemed to be unsafe and unsound. The payment of dividends could, depending upon the condition of PB Bankshares and Presence Bank, be deemed to constitute an unsafe and unsound practice.

The Pennsylvania Banking Code regulates the distribution of dividends by banks and states, in part, that dividends may be declared and paid only out of accumulated net earnings. In addition, we may not declare and pay dividends from the surplus funds that Pennsylvania law requires that we maintain. Each year we will be required to set aside as surplus funds a sum equal to not less than 10% of our net earnings until the surplus funds equal 100% of our capital stock. We may invest surplus funds in the same manner as deposits, subject to certain exceptions. In addition, dividends may not be declared or paid if a bank is in default on payment of any assessment due the FDIC.

Minimum Capital Requirements. Regulations of the Pennsylvania Department of Banking impose on Pennsylvania chartered depository institutions, including Presence Bank, minimum capital requirements similar to those imposed by the FDIC on insured state banks. See *"—Federal Bank Regulation—Capital Requirements."*

Federal Bank Regulation

Capital Requirements. Federal regulations require FDIC insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. The allowance for credit losses is also included in Tier 2 capital to the extent allowed by the regulatory capital rules. Presence Bank has exercised the accumulated other comprehensive income opt-out election and as such, unrealized gains and losses on available for sale securities are excluded from the Bank's determination of regulatory capital. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one- to four-family residential real estate loans, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted asset above the amount necessary to meet its minimum risk-based capital requirements.

In assessing an institution's capital adequacy, the FDIC takes into consideration, not only these numeric factors, but qualitative factors as well, including the bank's exposure to interest rate risk. The FDIC has the authority to establish higher capital requirements for individual institutions where deemed necessary due to a determination that an institution's capital level is, or is likely to become, inadequate in light of particular circumstances.

The Economic Growth, Regulatory Relief and Consumer Protection Act ("EGRRCPA"), enacted in 2018, required the federal banking agencies, including the FDIC, to establish for institutions with assets of less than $10 billion a "Community Bank Leverage ratio" of between 8 to 10%. Institutions with capital meeting or exceeding the ratio and otherwise complying with the specified requirements (including off-balance sheet exposures of 25% or less of total assets and trading assets and liabilities of 5% or less of total assets) and electing the alternative framework are considered to comply with the applicable regulatory capital requirements.

The community bank leverage ratio was established at 9% Tier 1 capital to total average assets, effective January 1, 2020. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. An institution that temporarily ceases to meet any qualifying criteria is provided with a two quarter grace period to again achieve compliance. Failure to meet the qualifying criteria within the grace period or maintain a leverage ratio of 8% or greater requires the institution to comply with the generally applicable capital requirements.

Presence Bank elected to use the Community Bank Leverage ratio for the years ended December 2021 and 2022. As of January 1, 2023, the Bank was a qualifying community banking organization as defined by the federal banking agencies, but elected to revert back to the risk weighting framework without restriction.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. The agencies have also established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities. All FDIC insured banks, including savings banks, are generally limited in their equity investment activities to equity investments of the type and in the amount authorized for national banks, notwithstanding state law, subject to certain exceptions. In addition, a state bank may engage in state-authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if it meets all applicable capital requirements and it is determined by the FDIC that such activities or investments do not pose a significant risk to the Deposit Insurance Fund.

Interstate Banking and Branching. Federal law permits well capitalized and well managed holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. In addition, among other things, amendments made by the Dodd-Frank Act permit banks to establish de novo branches on an interstate basis provided that branching is authorized by the law of the host state for the banks chartered by that state.

Prompt Corrective Regulatory Action. Federal bank regulatory authorities are required to take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under the regulations, a savings bank is deemed to be: (i) "well capitalized" if , it has total risk-based capital of 10.0% or more, has a Tier 1 risk-based capital ratio of 8.0% or more, has a Tier 1 leverage capital ratio of 5.0% or more and a common equity Tier 1 ratio of 6.5% or more, and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 6.0% or more, a Tier 1 leveraged capital ratio of 4.0% or more and a common equity Tier 1 ratio of 4.5% or more, and does not meet the definition of "well capitalized"; (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 6.0%, a Tier 1 leverage capital ratio that is less than 4.0% or a common equity Tier 1 ratio of less than 4.5%; (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0% and a Tier 1 risk-based capital ratio that is less than 4.0% or a common equity Tier 1 ratio of less than 3.0%; or (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

At December 31, 2023, Presence Bank was considered "well capitalized" for regulatory capital purposes.

Federal law and regulations also specify circumstances under which a federal banking agency may reclassify a well-capitalized institution as adequately capitalized and may require an institution classified as less than well capitalized to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

The FDIC may order savings banks that have insufficient capital to take corrective actions. For example, a savings bank that is categorized as "undercapitalized" is subject to growth limitations and is required to submit a capital restoration plan, and a holding company that controls such a savings bank is required to guarantee that the savings bank complies with the restoration plan. A "significantly undercapitalized" savings bank may be subject to additional restrictions. Savings banks deemed by the FDIC to be "critically undercapitalized" would be subject to the appointment of a receiver or conservator.

Transactions with Affiliates and Regulation W of the Federal Reserve Regulations. Transactions between banks and their affiliates are governed by federal law. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank (although subsidiaries of the bank itself, except financial subsidiaries, are generally not considered affiliates). Generally, Section 23A of the Federal Reserve Act and the Federal Reserve Board's Regulation W limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10.0% of such institution's capital stock and surplus, and with all such transactions with all affiliates to an amount equal to 20.0% of such institution's capital stock and surplus. Section 23B applies to "covered transactions" as well as to certain other transactions and requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans to, purchase of assets from, and issuance of a guarantee to an affiliate, and other similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a bank to an affiliate. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act.

Sections 22(h) and (g) of the Federal Reserve Act place restrictions on loans to a bank's insiders, i.e., executive officers, directors and principal stockholders. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a greater than 10.0% stockholder of a financial institution, and certain affiliated interests of these persons, together with all other outstanding loans to such person and affiliated interests, may not exceed specified limits. Section 22(h) of the Federal Reserve Act also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a financial institution to insiders cannot exceed the institution's unimpaired capital and surplus. Section 22(g) of the Federal Reserve Act places additional restrictions on loans to executive officers.

Enforcement. The FDIC has extensive enforcement authority over insured state savings banks, including Presence Bank. The enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices.

Federal Insurance of Deposit Accounts. Presence Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Presence Bank's deposit accounts are insured by the FDIC, generally up to a maximum of $250,000 per depositor.

The FDIC imposes deposit insurance assessments against all insured depository institutions. An institution's assessment rate depends upon the perceived risk of the institution to the Deposit Insurance Fund, with institutions deemed less risky paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Effective January 1, 2023, assessment rates (inclusive of possible adjustments) range from three and a half to 32 basis points of each institution's total assets less tangible capital. The FDIC may increase or decrease the range of assessments uniformly, except that no adjustment can deviate more than two basis points from the base assessment rate without notice and comment rulemaking.

The FDIC has the authority to increase insurance assessments and also to issue special assessments. In 2023, the FDIC issued a special assessment applicable for banks with uninsured deposits in excess of $5 billion in order to recover losses sustained by the Deposit Insurance Fund as a result of the March 2023 failures of Silicon Valley Bank and Signature Bank. A significant increase in insurance premiums would have an adverse effect on the operating expenses and results of operations of Presence Bank. We cannot predict what deposit insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of deposit insurance at Presence Bank.

Privacy Regulations. Federal regulations generally require that Presence Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship and annually thereafter. In addition, Presence Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. Presence Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

Community Reinvestment Act. Under the Community Reinvestment Act, or CRA, as implemented by federal regulations, a state savings bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The

CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA does require the FDIC, in connection with its examination of a state savings bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. Presence Bank's latest federal CRA rating was "Satisfactory."

On October 24, 2023, the FDIC and the other federal banking agencies issued a final rule to strengthen and modernize the Community Reinvestment Act regulations. Under the final rule, state savings banks with assets of less than $600 million as of December 31 in either of the prior two calendar years will be a "small bank." Small banks will be subject to either the current regulations' small bank lending test or, at the banks' option, the Retail Lending Test set out in the new regulations. The applicability date for the majority of the provisions in the new Community Reinvestment Act regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027.

USA Patriot Act. Presence Bank is subject to the USA PATRIOT Act, which gives federal agencies additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. The USA PATRIOT Act contains provisions intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents, and parties registered under the Commodity Exchange Act.

Other Regulations

Interest and other charges collected or contracted for by Presence Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; and

- Rules and regulations of the various federal and state agencies charged with the responsibility of implementing such federal and state laws.

The deposit operations of Presence Bank also are subject to, among others, the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Federal Home Loan Bank System

Presence Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Members of the Federal Home Loan Bank are required to acquire and hold shares of capital stock in the Federal Home Loan Bank. Presence Bank was in compliance with this requirement at December 31, 2023. Based on redemption provisions of the Federal Home Loan Bank of Pittsburgh, the stock has no quoted market value and is carried at cost. Presence Bank reviews its investment in Federal Home Loan Bank stock for impairment, which is based on the Bank's assessment of the ultimate recoverability of its cost basis for the investment. As of December 31, 2023, no impairment has been recognized.

Holding Company Regulation

General. PB Bankshares is a bank holding company within the meaning of the Bank Holding Company Act of 1956. As such, PB Bankshares is registered with the Federal Reserve Board and is subject to the regulation, examination, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board has enforcement authority over PB Bankshares and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.

Permissible Activities. A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. A "financial holding company" may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. As of December 31, 2023, PB Bankshares has not elected "financial holding company" status.

Capital. Bank holding companies are subject to consolidated regulatory capital requirements, which have historically been similar to, though less stringent than, those of the FDIC for Presence Bank. Federal legislation, however, required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. As a result, consolidated regulatory capital requirements identical to those applicable to the subsidiary banks generally apply to bank holding companies. However, the Federal Reserve Board has provided a "Small Bank Holding Company" exception to its consolidated capital requirements, and subsequent legislation and the related issuance of regulations by the Federal Reserve Board have increased the threshold for the exception to $3.0 billion of consolidated assets. Consequently, bank holding companies with less than $3.0 billion of consolidated assets such as PB Bankshares are not subject to the consolidated holding company capital requirements unless otherwise directed by the Federal Reserve Board.

Source of Strength. The Federal Reserve Board has issued regulations requiring that all bank holding companies serve as a source of strength to their subsidiary depository institutions by providing financial, managerial and other support in times of an institution's distress.

Dividends and Stock Repurchases. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate or earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a bank holding company to pay dividends may be restricted if a subsidiary savings bank becomes undercapitalized.

The regulatory guidance also states that a bank holding company should consult with Federal Reserve Bank supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.

There is a separate requirement that a bank holding company give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

These regulatory policies may affect the ability of PB Bankshares to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Federal Securities Laws

PB Bankshares common stock is registered with the Securities and Exchange Commission. PB Bankshares is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration under the Securities Act of 1933 of shares of common stock issued in PB Bankshares's public offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of PB Bankshares may be resold without registration. Shares purchased by an affiliate of PB Bankshares is subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If PB Bankshares meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of PB Bankshares that complies with the other conditions of Rule 144, including those that require the affiliate's sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of PB Bankshares, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, PB Bankshares may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Emerging Growth Company Status

The JOBS Act, which was enacted in 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.23 billion during its most recently completed fiscal year qualifies as an "emerging growth company." We qualify as an "emerging growth company" and believe that we will continue to qualify as an "emerging growth company" for five years from the completion of the initial stock offering.

An "emerging growth company" may choose not to hold stockholder votes to approve annual executive compensation (more frequently referred to as "say-on-pay" votes) or executive compensation payable in connection with a merger (more frequently referred to as "say-on-golden parachute" votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company's internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, PB Bankshares will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a "non-accelerated filer" and a "smaller reporting company," respectively, under Securities and Exchange Commission regulations (generally less than $75 million and $250 million, respectively, of voting and non-voting equity held by non-affiliates or less than $100 million in annual revenue). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. PB Bankshares has elected to comply with new or amended accounting pronouncements in the same manner as a private company.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.23 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a "large accelerated filer" under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a bank holding company such as PB Bankshares unless the Federal Reserve Board has been given 60 days' prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution's directors, or a determination by the regulator that the acquiror has the power, directly or indirectly, to exercise a controlling influence over the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company's voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with PB Bankshares, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control of a bank holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve Board. In March 2020, the Federal Reserve Board adopted a final rule, effective September 30, 2020, that revised its framework for determining whether a company has a "controlling influence" over a bank holding company for that purpose.

TAXATION

Federal Taxation

General. PB Bankshares and Presence Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to PB Bankshares and Presence Bank.

Method of Accounting. For federal income tax purposes, Presence Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns. PB Bankshares and Presence Bank will file a consolidated federal income tax return. The Small Business Protection Act of 1996 eliminated the use of the mutual savings bank bad debt reserve method of calculating the tax return bad debt deduction. For taxable years beginning after 1995, Presence Bank has been subject to the same bad debt reserve rules as commercial banks. It currently utilizes the specific charge-off method under Section 582(a) of the Internal Revenue Code.

Net Operating Loss Carryovers. For losses originated in taxable years beginning before 2020, a financial institution may generally carry back federal net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2023, Presence Bank had no federal net operating loss carryforwards.

Capital Loss Carryovers. A corporation cannot recognize capital losses in excess of capital gains generated. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any unutilized loss carryforward remaining after the five-year carryover period is not deductible. At December 31, 2023, Presence Bank had no capital loss carryovers.

Corporate Dividends. PB Bankshares may generally exclude from its income 100% of dividends received from Presence Bank as a member of the same affiliated group of corporations.

Audit of Tax Returns. Presence Bank's income tax returns have not been audited in the past five years.

State Taxation

Presence Bank currently files Pennsylvania Bank and Trust Company Shares Tax Report. Generally, the capital of stock institutions in Pennsylvania, which is calculated based on generally accepted accounting principles, subject to certain adjustments, is subject to Pennsylvania tax.

As a Maryland business corporation, PB Bankshares is required to file an annual report with and pay franchise taxes to the state of Maryland. PB Bankshares files income tax returns in the states of Maryland and Pennsylvania.

Item 1A. Risk Factors

Not required for smaller reporting companies.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

The Company has developed an information security program to assess, identify, and monitor cybersecurity risks. The Company regularly assesses cybersecurity risks arising from the operating environment and attempts to identify the likelihood and severity of the risk and the possible impact of the risk on the Company, its customers, and employees.

The Company conducts periodic testing of software, hardware, defensive capabilities, and other information security systems utilizing both internal processes and third-party consultants. Testing procedures are supplemented by regular cyber threat exercises and employee training. Threat simulation exercises are used to develop and refine the Company's incident response plans and employees undergo cybersecurity awareness training on a regular basis.

The Company also addresses cyber risks posed by its relationships with third-party vendors. The Company assesses vendor risk as a part of its vendor management process, which requires a pre-acquisition diligence review, including the review of the vendor's information security policy for all vendors determined to be a "critical vendor". The vendor management process also requires a review of all critical vendors annually and all critical vendors are reported to the Board of Directors.

The Corporation's information security program is led by the Chief Information Officer in conjunction with Management and Board of Director IT Steering Committee. The Chief Information Officer has over 25 years of technology and cyber experience at community and regional banks. The Chief Information Officer currently serves as a member of the ISACA Harrisburg chapter for IT professionals and on the IT Steering Committee for the PA Bankers Association. The Board IT Steering Committee is responsible for oversight of the Company's cybersecurity and information security program and regularly reviews and evaluates information security and cybersecurity risks provided by management. The IT Steering Committee meets quarterly to evaluate and review the information presented by management. The Board Members on the IT Steering Committee or Chief Information Officer present a summary of the IT Steering Committee meetings to the Board on a quarterly basis.

To date, the Company has not experienced any cybersecurity threats or incidents that have materially affected or are reasonably likely to affect its business strategy, results of operations, or financial condition. However, the sophistication of and risks from cybersecurity threats and incidents continues to increase, and the preventative actions the Company has taken and continues to take to reduce the risk of cybersecurity threats and incidents and protect its systems and information may not successfully protect against all cybersecurity threats and incidents.

Item 2. Properties

As of December 31, 2023, the net book value of our office properties (including leasehold improvements) was $1.1 million. The following table sets forth information regarding our offices.

Location	Leased or Owner	Year Acquired or Leased	Net Book Value of Real Property
Main Office:			
Coatesville	Leased	2022	$ —
Other Properties:			
New Holland (1)	Owned	1995	508,000
Oxford (1)	Owned	1996	135,000
Christiana (1)	Owned	2005	467,000
Harrisburg (2)	Leased	2021	—
Elizabethtown (2)	Leased	2021	—

(1) Branch location.

(2) Loan production office.

Item 3. Legal Proceedings

From time to time, we are a party to various litigation matters incidental to the conduct of our business. As of December 31, 2023, we do not believe that any currently pending legal proceedings will have a material adverse effect on our business, financial condition or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of PB Bankshares, Inc. has been listed on The Nasdaq Capital Market under the symbol "PBBK" since July 14, 2021. As of March 27, 2024, PB Bankshares, Inc. had approximately 140 stockholders of record. PB Bankshares has never paid dividends on its common stock.

PB Bankshares may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if PB Bankshares's assets are less than the amount necessary to satisfy the requirement set forth above, PB Bankshares may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The holders of common stock of PB Bankshares will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor.

We are also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policy provides that dividends should be paid only to the extent that the company's net income for the past two years is sufficient to fund the dividends and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The FRB has the authority to prohibit a bank holding company from paying dividends if such payment is deemed to be an unsafe or unsound practice.

PB Bankshares is a legal entity separate and distinct from its subsidiary, Presence Bank. There are various legal and regulatory restrictions on the extent to which Presence Bank can, among other things, finance or otherwise supply funds to PB Bankshares. Specifically, dividends from Presence Bank are the principal source of PB Bankshares's cash funds and there are certain legal restrictions under Pennsylvania law and regulations on the payment of dividends by state-chartered banks. The Pennsylvania Department of Banking, the FDIC and the Federal Reserve Board also have authority to prohibit PB Bankshares and Presence Bank from engaging in certain practices deemed to be unsafe and unsound. The payment of dividends could, depending upon the condition of PB Bankshares and Presence Bank, be deemed to constitute an unsafe and unsound practice.

The Pennsylvania Banking Code regulates the distribution of dividends by banks and states, in part, that dividends may be declared and paid only out of accumulated net earnings. In addition, we may not declare and pay dividends from the surplus funds that Pennsylvania law requires that we maintain. Each year we will be required to set aside as surplus funds a sum equal to not less than 10% of our net earnings until the surplus funds equal 100% of our capital stock. We may invest surplus funds in the same manner as deposits, subject to certain exceptions. In addition, dividends may not be declared or paid if a bank is in default on payment of any assessment due to the FDIC.

The following table reports information regarding repurchases by the Company of its common stock in each month of the quarter ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs (1)
October 1 through October 31, 2023	20,000	$ 12.54	160,398	117,327
November 1 through November 31, 2023	20,000	12.17	180,398	97,327
December 1 through December 31, 2023	25,000	12.32	205,398	72,327
Total	65,000	$ 12.34	205,398	72,327

(1) On August 5, 2022, the Company announced it adopted a stock repurchase program. The stock repurchase program authorizes the Company to repurchase up to an aggregate of 277,725 shares, or approximately 10% of its then outstanding shares. The repurchase program permits shares to be repurchased in open market or private transactions, through block trades, and pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities and Exchange Commission. The repurchase program was extended by the Board of Directors on August 28, 2023.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis reflects our financial information and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited consolidated financial statements, which appear beginning on page 80 of this Annual Report on Form 10-K. You should read the information in this section in conjunction with the business and financial information regarding the Company provided in this Annual Report on Form 10-K.

Overview

Our business has traditionally focused on originating fixed-rate one- to four-family residential real estate loans and offering retail deposit accounts. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership team we have developed a commercial lending infrastructure, with a particular focus on expanding our commercial real estate and commercial and industrial loan portfolios improve our interest rate risk exposure and increase interest income. Our primary market area now consists of Chester and Lancaster Counties and the surrounding Pennsylvania counties of Cumberland, Dauphin, and Lebanon. Management has also emphasized the importance of attracting commercial deposit accounts from its customers. As a result of these initiatives, we were able to increase our consolidated assets by $53.2 million, or 15.3%, from $386.6 million at December 31, 2022 to $439.7 million at December 31, 2023 and increase our deposits $43.5 million, or 15.0%, from $289.5 million at December 31, 2022 to $333.0 million at December 31, 2023.

Our results of operations depend primarily on our net interest income and, to a lesser extent, noninterest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, debt securities and other interest-earning assets (primarily cash and cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, demand accounts, money market accounts, certificates of deposit and borrowings. Noninterest income on a recurring basis consists primarily of debit card income, service charges on deposit accounts, earnings on bank owned life insurance, other service charges and other income. Our results of operations also are affected by our provision for credit losses and noninterest expense. Noninterest expense consists primarily of salaries and employee benefits, occupancy and equipment, data and item processing costs, advertising and marketing, professional fees, directors' fees, FDIC insurance premiums, Pennsylvania shares tax, debit card expenses, and other expenses. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authorities.

For the year ended December 31, 2023, we had net income of $1.9 million compared to net income of $2.1 million for the year ended December 31, 2022. The year over year decrease in earnings of $195,000 was attributable to a decrease in noninterest income and increases in noninterest expense and income tax expense partially offset by an increase in net interest income and a decrease in the provision for credit losses. In 2022, we had a $821,000 gain on sale of the land and building of our corporate headquarters and branch location in Coatesville, Pennsylvania included in noninterest income. We are leasing back a portion of the building to use for corporate offices and to maintain a branch location. Net interest income increased $1.3 million due to the increase in interest income on loans as we increased our commercial lending and rising rates increased our yields on cash and securities.

Business Strategy

Our business strategy is to operate as a well-capitalized and profitable community bank dedicated to providing personal service to our individual and business customers. We believe that we have a competitive advantage in the markets we serve because of our over 100-year history in the community, and our knowledge of the local marketplace. Our culture is anchored in a philosophy that puts our employees, customers and communities at the forefront of everything we do. We are proud of our diverse and experienced team of employees and strive to be the most loved bank that allows families, customers and our communities to prosper. The following are the key elements of our business strategy:

Grow our loan portfolio with a focus on increasing commercial real estate and commercial and industrial lending. Our principal business activity historically has been the origination of residential mortgage loans for retention in our loan portfolio. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership team we have developed a commercial lending infrastructure, with a particular focus on expanding our commercial real estate and commercial and industrial loan portfolios to improve our interest rate risk exposure and increase interest income. Our commercial real estate and commercial and industrial loan portfolios increased from $166.4 million, or 54.5% of total loans at December 31, 2022, to $201.4 million, or 61.7% of total loans at December 31, 2023. We view the growth of commercial lending as a means of increasing our interest income and fee income while establishing relationships with local businesses. We intend to continue to build relationships with small and medium-sized businesses in our market area, targeting locally owned family businesses and not-for-profit organizations. During 2021, we opened two loan production offices in Harrisburg and Elizabethtown, Pennsylvania, and we expect to hire additional relationship-based loan officers to increase our presence in our market area. We believe all of these actions have properly positioned our institution to achieve prudent, organic and consistent growth in the future. The capital we raised in our initial public offering supported an increase in our lending limits, which enables us to expand existing customer relationships as well as provide capacity for new customers.

Strategically Grow our Balance Sheet. As a result of our efforts to build our management team and infrastructure and given our long-time presence in our market area, we believe we are well positioned to increase, on a managed basis, our assets and liabilities, particularly loans and deposits. Presence Bank increased its gross loans and deposits $53.2 million, or 13.8%, and $43.5 million, or 15.0%, respectively, during 2023. We underwent a significant rebranding effort and have updated and improved our website, Internet and mobile banking and other technology infrastructure that prioritizes the customer experience and moves away from the traditional branch model. We also believe we can capitalize on commercial deposit and personal banking relationships derived from an increase in commercial real estate and commercial and industrial lending. Based on our attractive market area and our strategic investment in technology to enhance the customer experience, we believe we are well-positioned to strategically grow our balance sheet.

Increase our share of lower-cost core deposits. We are making a concerted effort to reduce our reliance on higher cost certificates of deposit in favor of obtaining lower cost retail and commercial deposit accounts. Increasing our core deposits will provide a stable source of funds to support loan growth at costs consistent with improving our net interest rate spread and margin. We consider our core deposits to include demand deposit (checking), money market and savings accounts. During 2023, management continued an initiative which incentivized our commercial relationship officers to increase transaction accounts with our existing commercial customers. Our core deposits increased $11.1 million, or 6.3%, to $187.5 million at December 31, 2023 from $176.4 million at December 31, 2022. We have also made significant investments in our technology-based products. For example, we have enhanced our suite of deposit related products, including remote deposit capture, commercial cash management, mobile deposits and smart safes in order to accommodate business customers and a new Internet banking platform to create long-lasting retail deposits. We plan to continue to aggressively market our core transaction accounts, emphasizing our high-quality service and competitive pricing of these products while also making further investments in technology so that we can continue to deliver high-quality, innovative products and services to our customers.

Organically grow through loan production offices and through opportunistic bank or branch acquisitions. As a result of our executive management team and increased relationship-based personnel, we expect to grow organically. In 2021, we opened two loan production offices in Harrisburg (Dauphin County, Pennsylvania) and Elizabethtown (Lancaster County, Pennsylvania). We expect to establish one to two additional loan production offices to support lending teams in our core markets such as Chester and Lancaster Counties, Pennsylvania in future years. We believe opening loan production offices is a more cost-effective method to expansion which can lead to the establishment of branch offices in the future if market conditions warrant. In addition to this organic growth, we will also consider acquisition opportunities of other financial institutions or specific branches of financial institutions that we believe would enhance the value of our franchise and yield potential financial benefits for our stockholders. We will seek to expand our presence in Chester, Lancaster, Dauphin, Lebanon and Cumberland Counties, Pennsylvania. However, we currently have no understandings or agreements with respect to acquiring any financial institutions or branch acquisitions.

Manage credit risk to maintain a low level of non-performing assets. We believe strong asset quality is a key to our long-term financial success. Our strategy for credit risk management focuses on having an experienced team of credit professionals, well-defined policies and procedures, conservative loan underwriting criteria and active credit monitoring. In 2022, we hired our Chief Risk and Credit Officer, who has over 35 years of industry experience. Our Chief Risk and Credit Officer is working diligently to enhance the processes of our current team with his vast knowledge and experience. Our nonperforming assets to total assets ratio was 0.32% at December 31, 2023, compared to 0.27% at December 31, 2022. At December 31, 2023, the majority of our nonperforming assets were related to commercial real estate loans. We will continue to increase our investment in our credit review function, both in experienced personnel as well as ancillary systems, as necessary, in order to be able to evaluate more complex loans and better manage credit risk, which will also support our intended loan growth.

Critical Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on our financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The following represents our critical accounting estimates:

Allowance for credit losses on loans. The allowance for credit losses on loans is established through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the allowance for credit losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents management's current estimate of expected credit losses over the contractual term of loans, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. No allowance for credit loss is recorded on accrued interest receivable and amounts written-off are reversed by an adjustment to interest income. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. Loans that share common risk characteristics are evaluated collectively using a cash flow approach for all loans. The cash flow approach used by the Company utilizes loan-level cash flow projections and pool-level assumptions. For all loan pools, cash flow projections and estimated expected losses are based in part on benchmarked peer data.

Management's estimate of the allowance for credit losses on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the loss estimation process. This includes forecasts that are reasonable and supportable concerning expectations of future economic conditions. The reasonable and supportable forecast period is a year. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

These qualitative risk factors include:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2. National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3. Nature and volume of the portfolio and terms of loans.

4. Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

5. Existence and effect of any concentrations of credit and changes in the level of such concentrations.

6. Effect of external factors, such as competition and legal and regulatory requirements.

7. Experience, ability, and depth of lending management and other relevant staff.

8. Quality of loan review and Board of Director oversight.

9. The effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses.

10. Changes in inflationary environment.

11. Changes in the interest rate environment.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for credit losses calculation for our loan portfolio.

The evaluation also considers the following risk characteristics of each loan portfolio segment:

- One- to four-family residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

- Commercial real estate loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because repayment of these loans may be dependent upon the profitability and cash flows of the business or project.

- Construction loans carry risks that the project may not be finished according to schedule, the project may not be finished according to budget, and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure or other factors unrelated to the project.

- Commercial and industrial loans carry risks associated with the successful operation of a business because repayment of these loans may be dependent upon the profitability and cash flows of the business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much reliability.

- Consumer loans carry risk associated with the continued creditworthiness of the borrower and the value of the collateral, if any. These loans are typically either unsecured or secured by rapidly depreciating assets. They are also likely to be immediately and adversely affected by job loss, divorce, illness, personal bankruptcy, or other changes in circumstances.

Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis. The allowance for credit losses on loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral, reduced by estimated selling costs, where appropriate.

An unallocated component of the allowance for credit losses on loans is maintained to cover uncertainties that could affect management's estimate of expected losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating expected losses in the portfolio.

Prior to January 1, 2023, the allowance for credit losses on loans was recorded using the previous methodology more fully described in the Company's Annual Report on Form 10-K as of December 31, 2022.

We will continue to monitor and modify our allowance for credit losses on loans as conditions dictate. No assurances can be given that the level of allowance for credit losses on loans will cover all of the expected losses on the loans or that future adjustments to the allowance for credit losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for credit losses.

Although we believe that we use the best information available to establish the allowance for credit losses on loans, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the FDIC and the Pennsylvania Department of Banking, as an integral part of their examination process, periodically review our allowance for credit losses, and as a result of such reviews, we may have to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings.

See Note 1 and Note 3 of the notes to the consolidated financial statements of the Company.

Comparison of Balance Sheets at December 31, 2023 and December 31, 2022

Total Assets. Total assets increased $53.2 million, or 13.8%, to $439.7 million at December 31, 2023 from $386.5 million at December 31, 2022, primarily reflecting increases in net loans receivable, debt securities available-for-sale and cash and cash equivalents.

Cash and cash equivalents increased by $15.2 million, or 88.5%, to $32.4 million at December 31, 2023 from $17.2 million at December 31, 2022 due to management intentionally increasing liquidity during 2023 through deposit and borrowings growth.

Net loans receivable increased $20.5 million, or 6.8%, to $321.4 million at December 31, 2023 from $300.9 million at December 31, 2022 due primarily to an increase in commercial real estate loans, partially offset by a decrease in construction real estate loans. Commercial real estate loans increased $36.3 million, or 24.4%, to $184.9 million at December 31, 2023 from $148.6 million at December 31, 2022. Construction real estate loans decreased $9.6 million, or 47.0%, to $10.8 million at December 31, 2023 from $20.4 million at December 31, 2022. Consumer and other loans decreased $2.4 million, or 28.9%, to $5.8 million at December 31, 2023 from $8.2 million at December 31, 2022. One-to four-family residential real estate loans decreased $1.9 million, or 1.7%, to $108.5 million at December 31, 2023 from $110.4 million at December 31, 2022. Commercial and industrial loans decreased $1.3 million, or 7.4%, to $16.6 million at December 31, 2023 from $17.9 million at December 31, 2022. The increase in commercial real estate loans was primarily due to our strategy to expand our commercial loan portfolio to improve our interest rate risk exposure and increase interest income.

Management is monitoring the commercial real estate portfolio and concentrations, assessing their associated risks. As part of its risk management process, the Bank segments and stress tests its non-owner occupied commercial real estate portfolio. Approximately 69% or $109.4 million of this portfolio was subject to stress testing (loans having exposure under $250,000 and one- to four family investor properties are not subject to stress testing). The commercial real estate portfolio has an average Loan-to-Value ratio of 60.7% and a Debt Service Coverage ratio of 1.46 times, exclusive of any sponsor or guarantor support at December 31, 2023. The commercial real estate portfolio is diverse with respect to both property type as well as location with concentrations limited. Two segments, Office Space and Hospitality, are the subject of market scrutiny with these segments' exposure and selected credit metrics outlined below.

The Bank has reviewed its loan portfolio for exposure to office space given the uncertainty and potential risks associated with vacancy, future demand, and repricing risk for these assets. The Bank's exposure to this segment is minimal with only $9.4 million in non-owner-occupied office space at December 31, 2023. Notably the five loans comprising the office segment are all medical related, which the Company believes has not suffered the decline that the general office market has experienced. The office space loan portfolio has an average Loan-to-Value ratio of 72.9% and Debt Service Coverage ratio of 1.48 times, exclusive of any sponsor or guarantor support at December 31, 2023.

The Bank's hospitality portfolio is also an area of market focus. Loan exposure to this segment totaled $20.8 million (six hotel properties) at December 31, 2023. The average Loan-to-Value ratio was low at 51.7% with a strong Debt Service Coverage ratio of 2.00 times, exclusive of any sponsor or guarantor support at December 31, 2023. Guarantor support for the hospitality sector is strong and loans are supported by experienced hotel operators.

Debt securities available-for-sale increased $16.1 million, or 30.9%, to $68.1 million at December 31, 2023 from $52.0 million at December 31, 2022 due to a continued strategy of investing in short-term treasury securities with excess liquidity. The Company had purchases of $53.4 million of treasury securities and $3.0 million of agency bonds and, an increase in the fair market value of debt securities available-for-sale of $867,000, partially offset by maturities and calls of securities of $41.0 million combined with $696,000 of principal repayments on mortgage-backed securities and $524,000 in net accretion of discounts and premiums. The remaining weighted average life of our debt securities available for sale portfolio was 0.80 years at December 31, 2023.

Premises and equipment increased by $364,000, or 21.5%, to $2.1 million at December 31, 2023 from $1.7 million at December 31, 2022, due to additions of $641,000 primarily on leasehold improvements at our Coatesville location, partially offset by depreciation and amortization of fixed assets of $225,000.

Bank owned life insurance increased by $743,000, or 9.9%, to $8.2 million at December 31, 2023 from $7.5 million at December 31, 2022, primarily due to $550,000 of purchases of additional bank owned life insurance and the earnings on the purchased and existing policies.

Restricted stock increased by $339,000, or 15.1%, to $2.6 million at December 31, 2023 from $2.3 million at December 31, 2022 due to additional Federal Home Loan Bank of Pittsburgh stock acquired in conjunction with increased borrowings from the Federal Home Loan Bank of Pittsburgh during 2023.

Deposits and Borrowings. Total deposits increased $43.5 million, or 15.0%, to $333.0 million at December 31, 2023 from $289.5 million at December 31, 2022. The increase in our deposits reflected a $32.4 million increase in certificates of deposit, and a $25.0 million increase in interest-bearing demand accounts, partially offset by a $9.2 million decrease in savings accounts, a $3.2 million decrease in noninterest-bearing demand accounts and a $1.5 million decrease in money market accounts. The increase in certificates of deposit was due to multiple promotional specials throughout 2023 to increase liquidity. Interest-bearing demand deposits increased primarily due to increased deposit customers from commercial accounts and offering cash management services. The savings, noninterest-bearing and money market accounts decreased as the result of customers needing their liquidity for business needs and moving funds to higher yielding bank products.

Total borrowings from the Federal Home Loan Bank of Pittsburgh increased $7.5 million, or 15.7%, to $55.1 million at December 31, 2023 from $47.6 million at December 31, 2022 due to $19.7 million in advances of borrowings, partially offset by $12.2 million of repayments on maturing and amortizing advances. The increase in Federal Home Loan Bank of Pittsburgh borrowings was the result of management intentionally increasing liquidity during 2023.

Stockholders' Equity. Stockholders' equity increased $1.0 million, or 2.2%, to $47.0 million at December 31, 2023 from $46.0 million at December 31, 2022. The increase was due to net income of $1.9 million for 2023, allocation of $145,000 of Employee Stock Ownership Plan (the "ESOP") shares and a decrease of $685,000 in accumulated other comprehensive loss as a result of an increase in the fair market value of our debt securities available-for-sale during 2023, partially offset by a decrease of $2.1 million in additional paid in capital for repurchases of common stock and $140,000 related to the adoption of CECL.

Comparison of Operating Results for the Years Ended December 31, 2023 and December 31, 2022

General. Net income decreased $195,000 to net income of $1.9 million for the year ended December 31, 2023 from $2.1 million for the year ended December 31, 2022. The $195,000 year over year decrease in earnings was attributable to a $1.4 million increase in noninterest expense, a $632,000 decrease in noninterest income and a $14,000 increase in income tax expense, partially offset by a $1.3 million increase in net interest income and a $568,000 decrease in the provision for credit losses.

Interest Income. Total interest income increased $6.0 million, or 43.5%, to $19.8 million for the year ended December 31, 2023 from $13.8 million for the year ended December 31, 2022. The increase in interest income resulted from a 123 basis points increase in the average yield on interest-earning assets from 3.79% for 2022 to 5.02% for 2023 and a $30.5 million increase year over year in the average balance of interest-earning assets, primarily in loans, debt securities available-for-sale and restricted stocks, partially offset by a decrease in the average balance of cash and cash equivalents.

Interest income on loans, including fees, increased $4.2 million, or 32.9%, to $17.0 million for 2023 from $12.8 million for 2022. The increase in interest income on loans resulted from a 92 basis points increase in the average yield on loans from 4.42% for 2022 to 5.34% for 2023 due to the rising interest rate environment. In addition, there was an increase in the average balance of loans to $318.6 million for 2023 from $289.3 million for 2022. The increase in the average balance of loans was due primarily to an increase in the average balances of commercial real estate loans reflecting our strategy to grow commercial lending.

Interest and dividend income on securities and restricted stock increased $555,000, or 113.3%, to $1.0 million for 2023 from $490,000 for 2022. The increase in interest income on debt and equity securities of $465,000, or 115.1%, to $869,000 for 2023 from $404,000 for 2022 was due to a 119 basis points increase in the average yield on debt and equity securities to 2.35% in 2023 from 1.16% in 2022 and an increase in the average balance of debt and equity securities of $2.4 million, or 6.8%, to $37.0 million in 2023 from $34.7 million in 2022. The average yield on debt and equity securities increased due to investing in higher yielding short-term treasury securities and agency bonds in 2023. The increase in the average balance of debt and equity securities was due to purchases of short-term, less than one year maturity dates, treasury securities with our excess liquidity during 2023. Restricted stock income increased $90,000, or 104.7%, to $176,000 for 2023 from $86,000 for 2022 due to a 269 basis points increase in the average yield on restricted stocks to 7.29% for 2023 from 4.60% for 2022 and an increase in the average balance of restricted stocks of $546,000, or 29.3%, to $2.4 million for 2023 from $1.9 million for 2022. The increase in average yield on restricted stock was due to the Federal Home Loan Bank dividend being increased in 2023 and the average balance increasing for 2023 was due to the increase in borrowings.

Interest income on cash and cash equivalents increased $1.2 million, to $1.8 million in 2023, from $529,000 in 2022. The increase in interest income on cash and cash equivalents was attributable to an increase in the average yield on cash and cash equivalents by 335 basis points to 4.68% for 2023 from 1.33% for 2022 as a result of the increase in market interest rates during 2023, partially offset by a decrease in the average balance of cash and cash equivalents of $1.7 million, or 4.3%, to $37.9 million in 2023 from $39.6 million in 2022 due to investing excess liquidity in short-term treasury securities available-for-sale.

Interest Expense. Interest expense increased $4.7 million or 161.1%, to $7.7 million for the year ended December 31, 2023 from $3.0 million for the year ended December 31, 2022 as a result of increases in interest expense on deposits and borrowings. The increase in interest expense reflected a 133 basis points increase in the average cost of interest-bearing liabilities from 0.98% for 2022 to 2.31% for 2023 and a $31.2 million increase in the average balance of interest-bearing liabilities to $332.4 million for 2023 from $301.2 million for 2022.

Interest expense on deposits increased $3.8 million, or 188.2%, to $5.9 million for 2023 from $2.1 million for 2022 as a result of a 132 basis points increase in the average cost of interest-bearing deposits and an increase of $19.0 million in the average balance of our interest-bearing deposits. The weighted average rate paid on interest-bearing deposits increased 132 basis points to 2.10% for 2023 from 0.78% for 2022 as a result of the rising interest rate environment and competition for deposits. The average cost of certificates of deposit, traditionally our higher costing deposits, increased to 2.99% for 2023 from 1.42% for 2022 and the average cost of transaction accounts (traditionally our lower costing deposit accounts consisting of demand, savings, and money market accounts) increased by 102 basis points to 1.44% for 2023 from 0.42% for 2022. The increase in the average balance of certificates of deposit which increased by $25.2 million to $119.7 million for 2023 from $94.5 million for 2022 was due to offering higher average rates as compared to other financial institutions in our market area. The average balance of interest-bearing transaction accounts decreased $6.2 million to $161.6 million for 2023 from $167.8 million for 2022. The decrease in the average balance of our transaction accounts primarily reflected deposit customers decreasing cash balances for business needs or moving to a higher yielding deposit product.

Interest expense on Federal Home Loan Bank borrowings increased $902,000, or 99.7%, to $1.8 million for the year ended December 31, 2023 from $905,000 for the year ended December 31, 2022. The increase in interest expense on Federal Home Loan Bank borrowings was caused by an increase in the average cost of these funds of 119 basis points from 2.30% in 2022 to 3.49% in 2023 due to the rising interest rate environment and due to a $12.1 million increase in our average balance of Federal Home Loan Bank borrowings to $51.0 million for 2023 compared to $38.9 million for 2022 as a result of using Federal Home Loan Bank borrowings to fund loan growth and increase liquidity.

Net Interest Income. Net interest income increased $1.3 million, or 11.5%, to $12.1 million for the year ended December 31, 2023 from $10.9 million for the year ended December 31, 2022. The increase in net interest income from 2022 to 2023 was primarily due to the increases in interest income on loans, cash and cash equivalents and investment securities, partially offset by increases in interest expense on deposits and borrowings. Our net interest margin increased 10 basis points to 3.07% for 2023 from 2.97% for 2022. Our net interest rate spread decreased 10 basis points to 2.71% for 2023 from 2.81% for 2022. Average net interest-earning assets decreased by $650,000 to $63.6 million for 2023 from $64.2 million for 2022.

Provision for Credit Losses. We charge provisions for credit losses to operations in order to maintain our allowance for credit losses on loans and reserve for unfunded commitments at a level that is considered reasonable and necessary to absorb expected credit losses inherent in the loan portfolio and expected losses on commitments to grant loans that are expected to be advanced at the consolidated balance sheet date. In determining the level of the allowance for credit losses, we consider our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for credit losses on a quarterly basis and make provisions for credit losses in order to maintain the allowance.

Based on our evaluation of the above factors, we recorded a $632,000 provision for credit losses for the year ended December 31, 2023 compared to a $1.2 million provision for loan losses for the year ended December 31, 2022. The decrease in the provision for credit losses was primarily driven by moderated loan growth and the provision for credit losses consisted of a provision on loans of $644,000, partially offset by a recovery for unfunded commitments of $12,000 for the year ended December 31, 2023. The allowance for credit losses on loans was $4.5 million, or 1.38%, of loans outstanding at December 31, 2023 and $4.0 million, or 1.31%, of loans outstanding at December 31, 2022.

To the best of our knowledge, we have recorded our best estimate of expected losses in the loan portfolio and for unfunded commitments at December 31, 2023. However, future changes in the factors described above, including, but not limited to, actual loss experience with respect to our loan portfolio, could result in material increases in our provision for credit losses. In addition, the Pennsylvania Department of Banking and the FDIC, as an integral part of their examination process, will periodically review our allowance for credit losses, and as a result of such reviews, we may have to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Noninterest Income. Noninterest income information is as follows.

	Year Ended December 31,				Change			
		2023		2022		Amount		Percent
				(Dollars in thousands)				
Service charges on deposit accounts	$	176	$	185	$	(9)		(4.9)%
Gain (loss) on equity securities		11		(99)		110		(111.1)
Bank owned life insurance income		193		174		19		10.9
Debit card income		220		201		19		9.5
Other service charges		104		86		18		20.9
(Loss) gain on disposal of premises and equipment		(52)		821		(873)		(106.3)
Other income		133		49		84		171.4
Total noninterest income	$	785	$	1,417	$	(632)		(44.6)%

Noninterest income decreased by $632,000, or 44.6%, to $785,000 for 2023 from $1.4 million for 2022. The decrease in noninterest income resulted primarily from losses in 2023 versus gains in 2022 resulting from the disposal of premises and equipment, partially offset by an increase in the gain (loss) on equity investments and in other income. The gain on disposal of premises and equipment was $821,000 in 2022 as a result of the sale leaseback of the Company's corporate headquarters and branch location in Coatesville, Pennsylvania for a sales price of $950,000. The loss on disposal of premises and equipment of $52,000 in 2023 was primarily a result of replacing the non-depository ATMs with full functioning ATMs as a continued investment in our infrastructure and technology. Gain (loss) on equity investments increased $110,000 due an increase in the fair value of the CRA equity investment during 2023. Other income increased $84,000 primarily related to the fee income earned for brokering interest rate swap agreements between the Bank's customers and counterparties unrelated to the Bank.

Noninterest Expense. Noninterest expense information is as follows.

| | Year Ended December 31, | | Change | |
	2023	2022	Amount	Percent
	(Dollars in thousands)			
Salaries and employee benefits	$ 5,210	$ 4,285	$ 925	21.6 %
Occupancy and equipment	733	632	101	16.0
Data and item processing	1,099	1,013	86	8.5
Advertising and marketing	202	145	57	39.3
Professional fees	688	741	(53)	(7.2)
Directors' fees	429	265	164	61.9
FDIC insurance premiums	183	124	59	47.6
Pennsylvania shares tax	294	330	(36)	(10.9)
Debit card expenses	162	140	22	15.7
Other	803	761	42	5.5
Total noninterest expenses	$ 9,803	$ 8,436	$ 1,367	16.2 %

Noninterest expense increased $1.4 million, or 16.2%, to $9.8 million in 2023 from $8.4 million in 2022. The increase in noninterest expense was primarily the result of increases in salaries and employee benefits expense of $925,000, Directors' fees of $164,000 and occupancy and equipment of $101,000. Salaries and employee benefits expense increased $925,000 primarily due to increased share-based compensation expenses of $411,000 in 2023, the hiring of additional staff and annual salary increases. Director fees increased $164,000 primarily due to increased share-based compensation expenses of $130,000 in 2023, adding an additional Director in November 2022 and fee increases to all non-employee Directors. Occupancy and equipment increased $101,000, primarily due to increased rent expense of $147,000 due to the sale-leaseback transaction relating to the Bank's corporate headquarters and branch location in December 2022, partially offset by a decrease of $75,000 on building repairs and maintenance as the major projects were completed in 2022 in preparation for the sale-leaseback transaction.

Income Tax Expense. Income tax expense increased $14,000, or 2.6%, to $545,000 for 2023 from $531,000 for 2022. The effective tax rate was 22.1% in 2023 compared to 20.1% in 2022. The increase in the effective tax rate was attributable to an increase in nondeductible expenses associated with incentive stock options.

Average Balances and Yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or interest expense.

	For the Year Ended December 31,					
	2023			2022		
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ 318,593	$ 17,014	5.34 %	$ 289,296	$ 12,801	4.42 %
Debt and equity securities	37,043	869	2.35 %	34,684	404	1.16 %
Restricted stocks	2,411	176	7.29 %	1,865	86	4.60 %
Cash and cash equivalents	37,924	1,773	4.68 %	39,613	529	1.33 %
Total interest-earning assets	395,971	19,832	5.02 %	365,458	13,820	3.79 %
Noninterest-earning assets	9,903			8,750		
Total assets	$ 405,874			$ 374,208		
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 96,631	1,314	1.36 %	$ 79,603	249	0.31 %
Savings deposits	17,056	73	0.43 %	22,628	79	0.35 %
Money market deposits	47,959	942	1.96 %	65,597	377	0.57 %
Certificates of deposit	119,716	3,582	2.99 %	94,501	1,346	1.42 %
Total interest-bearing deposits	281,362	5,911	2.10 %	262,329	2,051	0.78 %
Borrowings	51,024	1,807	3.49 %	38,894	905	2.30 %
Total interest-bearing liabilities	332,386	7,718	2.31 %	301,223	2,956	0.98 %
Noninterest-bearing demand deposits	23,100			25,837		
Other noninterest-bearing liabilities	3,701			1,662		
Total liabilities	359,187			328,722		
Stockholders' equity	46,687			45,486		
Total liabilities and stockholders' equity	$ 405,874			$ 374,208		
Net interest income		$ 12,114			$ 10,864	
Net interest rate spread (1)			2.71 %			2.81 %
Net interest-earning assets (2)	$ 63,585			$ 64,235		
Net interest margin (3)			3.07 %			2.97 %
Average interest-earning assets to interest-bearing liabilities	119.13 %			121.32 %		

(1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Year Ended December 31, 2023 vs. 2022		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(In thousands)		
Interest-earning assets:			
Loans	$ 1,295	$ 2,918	$ 4,213
Debt and equity securities	27	438	465
Restricted stocks	25	65	90
Cash and cash equivalents	(22)	1,266	1,244
Total interest-earning assets	1,325	4,687	6,012
Interest-bearing liabilities:			
Interest-bearing demand deposits	53	1,012	1,065
Savings deposits	(20)	14	(6)
Money market deposits	(101)	666	565
Certificates of deposit	358	1,878	2,236
Total deposits	290	3,570	3,860
Borrowings	279	623	902
Total interest-bearing liabilities	569	4,193	4,762
Change in net interest income	$ 756	$ 494	$ 1,250

Liquidity and Capital Resources

Liquidity Management. Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, and proceeds from sales, maturities and calls of securities. We also have the ability to borrow from the Federal Home Loan Bank of Pittsburgh. At December 31, 2023, we had the ability to borrow approximately $178.5 million from the Federal Home Loan Bank of Pittsburgh, of which $55.1 million had been advanced in addition to $13.9 million held in reserve to secure three letters of credit to collateralize municipal deposits. Additionally, at December 31, 2023, we had the ability to borrow $7.5 million from the Atlantic Community Bankers Bank, $5.0 million from SouthState Bank, N.A. and we also have access to $1.8 million through the Federal Reserve Bank of Philadelphia discount window at December 31, 2023. We did not borrow against the credit lines with the Atlantic Community Bankers Bank, SouthState Bank, N.A. or the Federal Reserve Bank of Philadelphia during the year ended December 31, 2023.

The board of directors is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We seek to maintain a liquidity ratio of 5.0% or greater. For the year ended December 31, 2023, our liquidity ratio averaged 13.7%. We believe that we had enough sources of liquidity to satisfy our short and long-term liquidity needs as of December 31, 2023.

We monitor and adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on cash and cash equivalents and securities; and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in cash and cash equivalents and short- and intermediate-term securities.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and cash equivalents, which include federal funds sold. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2023, cash and cash equivalents totaled $32.4 million. Unpledged debt securities classified as available-for-sale, which provide additional sources of liquidity, totaled $51.2 million at December 31, 2023.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Certificates of deposit due within one year of December 31, 2023, totaled $96.4 million, or 66.3% of our certificates of deposit, and 29.0% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Capital Management. At December 31, 2023, Presence Bank exceeded all regulatory capital requirements to which it was subject and was considered "well capitalized" under regulatory guidelines. See "Regulation and Supervision— Federal Bank Regulation—Capital Requirements" and Note 13 of the Notes to the Financial Statements.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. At December 31, 2023, we had outstanding commitments to originate loans of $31.5 million, unused lines of credit totaling $12.2 million and $1.8 million in stand-by letters of credit outstanding. We anticipate that we will have sufficient funds available to meet our current lending commitments. Certificates of deposit that are scheduled to mature in less than one year from December 31, 2023 totaled $96.4 million. Management expects that a substantial portion of the maturing certificates of deposit will be renewed. However, if a substantial portion of these deposits is not retained, we may utilize Federal Home Loan Bank advances or raise interest rates on deposits to attract new deposits, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for equipment, agreements with respect to borrowed funds and deposit liabilities.

Recent Accounting Pronouncements

Please refer to Note 1 to the Financial Statements for the years ended December 31, 2023 and 2022 beginning on page 85 for a description of recent accounting pronouncements that may affect our balance sheet and results of operations.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

A smaller reporting company is not required to provide the information related to this item.

Item 8. Financial Statements and Supplementary Data

PB Bankshares, Inc.
Consolidated Balance Sheets
(dollars in thousands, except per share data)

	December 31,			
		2023		2022
Assets				
Cash and due from banks	$	**17,753**	$	15,918
Federal funds sold		**14,182**		1,186
Interest earning deposits with banks		**503**		100
Cash and cash equivalents		**32,438**		17,204
Debt securities available-for-sale, at fair value		**68,115**		52,047
Equity securities, at fair value		**793**		762
Restricted stocks, at cost		**2,590**		2,251
Loans receivable, net of allowance for credit losses of $4,511 at December 31, 2023 and $3,992 at December 31, 2022		**321,382**		300,855
Premises and equipment, net		**2,057**		1,693
Deferred income taxes, net		**1,732**		1,656
Accrued interest receivable		**1,253**		1,123
Bank owned life insurance		**8,230**		7,487
Other assets		**1,158**		1,469
Total Assets	$	**439,748**	$	386,547
Liabilities and Stockholders' Equity				
Liabilities				
Deposits	$	**332,966**	$	289,495
Borrowings		**55,104**		47,638
Accrued expenses and other liabilities		**4,689**		3,427
Total Liabilities		**392,759**		340,560
Commitments and contingencies - see notes 9 and 10				
Stockholders' Equity				
Preferred Stock, $0.01 par value, 10,000,000 shares authorized; -0- issued and outstanding at December 31, 2023 and December 31, 2022		—		—
Common Stock, $0.01 par value, 40,000,000 shares authorized; 2,679,967 (including 108,115 restricted shares) and 2,845,076 (including 108,115 restricted shares) issued and outstanding at December 31, 2023 and December 31, 2022, respectively		**26**		27
Additional paid-in capital		**24,115**		25,721
Retained earnings		**26,558**		24,779
Unearned ESOP shares, 188,853 shares at December 31, 2023 and 199,962 December 31, 2022		**(2,463)**		(2,608)
Accumulated other comprehensive loss		**(1,247)**		(1,932)
Total Stockholders' Equity		**46,989**		45,987
Total Liabilities and Stockholders' Equity	$	**439,748**	$	386,547

See accompanying notes to consolidated financial statements.

PB Bankshares, Inc.
Consolidated Statements of Income
(in thousands, except per share data)

| | Years ended December 31, | |
	2023	2022
Interest and Dividend Income		
Loans, including fees	$ **17,014**	$ 12,801
Securities	**1,045**	490
Other	**1,773**	529
Total Interest and Dividend Income	**19,832**	13,820
Interest Expense		
Deposits	**5,911**	2,051
Borrowings	**1,807**	905
Total Interest Expense	**7,718**	2,956
Net interest income	**12,114**	10,864
Provision for Credit Losses	**632**	1,200
Net interest income after provision for credit losses	**11,482**	9,664
Noninterest Income		
Service charges on deposit accounts	**176**	185
Gain (loss) on equity securities	**11**	(99)
Bank owned life insurance income	**193**	174
Debit card income	**220**	201
Other service charges	**104**	86
(Loss) gain on disposal of premises and equipment	**(52)**	821
Other income	**133**	49
Total Noninterest Income	**785**	1,417
Noninterest Expenses		
Salaries and employee benefits	**5,210**	4,285
Occupancy and equipment	**733**	632
Data and item processing	**1,099**	1,013
Advertising and marketing	**202**	145
Professional fees	**688**	741
Directors' fees	**429**	265
FDIC insurance premiums	**183**	124
Pennsylvania shares tax	**294**	330
Debit card expenses	**162**	140
Other	**803**	761
Total Noninterest Expenses	**9,803**	8,436
Income before income tax expense	**2,464**	2,645
Income Tax Expense	**545**	531
Net Income	$ **1,919**	$ 2,114
Earnings per common share - basic	$ **0.78**	$ 0.82
Earnings per common share - diluted	$ **0.77**	$ 0.82

See accompanying notes to consolidated financial statements.

PB Bankshares, Inc.
Consolidated Statements of Comprehensive Income
(in thousands)

	Years ended December 31,	
	2023	2022
Net Income	$ **1,919**	$ 2,114
Other Comprehensive Income (Loss)		
Unrealized gains (losses) on debt securities available-for-sale:		
Unrealized holding gains (losses) arising during period	**867**	(2,087)
Tax effect	**(182)**	437
Other comprehensive income (loss)	**685**	(1,650)
Total Comprehensive Income	$ **2,604**	$ 464

See accompanying notes to consolidated financial statements.

PB Bankshares, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Loss	Total
Balance, January 1, 2022	$ 28	$ 26,176	$ 22,665	$ (2,753)	$ (282)	$ 45,834
Net income	—	—	2,114	—	—	2,114
Repurchased common stock, 40,289 shares	(1)	(529)	—	—	—	(530)
ESOP shares released for allocation 11,109	—	6	—	145	—	151
Stock based compensation expense	—	68	—	—	—	68
Other comprehensive loss	—	—	—	—	(1,650)	(1,650)
Balance, December 31, 2022	$ 27	$ 25,721	$ 24,779	$ (2,608)	$ (1,932)	$ 45,987
Balance, January 1, 2023	**$ 27**	**$ 25,721**	**$ 24,779**	**$ (2,608)**	**$ (1,932)**	**$ 45,987**
Net income	**—**	**—**	**1,919**	**—**	**—**	**1,919**
Repurchased common stock, 165,109 shares	**(1)**	**(2,144)**	**—**	**—**	**—**	**(2,145)**
ESOP shares released for allocation 11,109	**—**	**(5)**	**—**	**145**	**—**	**140**
Adoption of CECL	**—**	**—**	**(140)**	**—**	**—**	**(140)**
Stock based compensation expense	**—**	**543**	**—**	**—**	**—**	**543**
Other comprehensive income	**—**	**—**	**—**	**—**	**685**	**685**
Balance, December 31, 2023	**$ 26**	**$ 24,115**	**$ 26,558**	**$ (2,463)**	**$ (1,247)**	**$ 46,989**

See accompanying notes to consolidated financial statements.

PB Bankshares, Inc.
Consolidated Statements of Cash Flows
(in thousands)

		Years ended December 31,		
		2023		2022
Cash Flows from Operating Activities				
Net income	$	**1,919**	$	2,114
Adjustments to reconcile net income to net cash provided by operating activities:				
Provision for credit losses		**632**		1,200
Depreciation and amortization		**326**		288
Loss (gain) on disposal of premises and equipment		**52**		(821)
Net accretion of securities premiums and discounts		**(524)**		(147)
Deferred income tax benefit		**(221)**		(274)
(Gain) loss on equity securities		**(11)**		99
Deferred loan fees, net		**42**		48
Earnings on bank owned life insurance		**(193)**		(174)
ESOP allocation of shares		**140**		151
Stock-based compensation expense		**543**		68
Decrease (increase) in accrued interest receivable and other assets		**80**		(357)
Increase in accrued expenses and other liabilities		**1,097**		1,175
Net Cash Provided by Operating Activities		**3,882**		3,370
Cash Flows from Investing Activities				
Activity in debt securities available-for-sale:				
Purchases		**(56,373)**		(39,725)
Maturities, calls, and principal repayments		**41,696**		11,387
Dividends on equity securities reinvested		**(20)**		(12)
Purchase of restricted stocks		**(339)**		(1,367)
Purchase of additional bank owned life insurance		**(550)**		—
Net increase in loans receivable		**(21,213)**		(52,907)
Proceeds from sale of premises and equipment		**—**		947
Purchases of premises and equipment		**(641)**		(145)
Net Cash Used in Investing Activities		**(37,440)**		(81,822)
Cash Flows from Financing Activities				
Net increase in deposits		**43,471**		38,365
Repurchased common stock		**(2,145)**		(530)
Advances of borrowings		**19,675**		40,100
Repayments of borrowings		**(12,209)**		(9,143)
Net Cash Provided by Financing Activities		**48,792**		68,792
Increase (decrease) in cash and cash equivalents		**15,234**		(9,660)
Cash and Cash Equivalents, Beginning of Period		**17,204**		26,864
Cash and Cash Equivalents, End of Period	$	**32,438**	$	17,204
Supplementary Cash Flows Information				
Interest paid	$	**7,228**	$	2,727
Right-of-use lease assets and liabilities		**—**		(968)
Income taxes paid		**592**		522
Supplementary Non-Cash Flows Information				
Unrealized gain (loss) on debt securities available-for-sale	$	**867**	$	(2,087)

See accompanying notes to consolidated financial statements.

1.   Significant Accounting Policies

Organization and Nature of Operations

PB Bankshares, Inc., a Maryland Corporation (the "Company") is the holding company of Presence Bank (the "Bank") and was formed in connection with the conversion of the Bank from the mutual to the stock form of organization. On July 14, 2021, the mutual to stock conversion of the Bank was completed and the Company became the parent holding company for the Bank. Shares of the Company began trading on the Nasdaq Capital Market on July 15, 2021. The Company is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Bank").

The Bank is a state-chartered savings bank established in 1919. The main office is located in Coatesville, Pennsylvania with three other branches located in New Holland, Oxford, and Georgetown Pennsylvania. The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to make loans primarily secured by real estate and, to a lesser extent, consumer loans. The Bank competes with other banking and financial institutions in its primary market communities encompassing Chester, Cumberland, Dauphin, Lancaster, and Lebanon Counties in Pennsylvania. The Bank is regulated by the Federal Deposit Insurance Corporation (the "FDIC") and the Pennsylvania Department of Banking and Securities.

Principles of Consolidation and Reclassifications

The consolidated financial statements include accounts of the Company and its wholly-owned subsidiary, the Bank. The Bank also includes the accounts of CSB Investments, Inc. ("CSB"), a wholly-owned subsidiary of the Bank located in Wilmington, Delaware. The sole purpose of CSB is to maintain and manage its investment portfolio. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassifications had no effect on net income or stockholders' equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses on loans.

While management uses available information to recognize estimated losses on loans, future additions to the allowance for credit losses on loans may be necessary based on changes in economic conditions and underlying collateral values, if any. In addition, the FDIC and Pennsylvania Department of Banking and Securities, as an integral part of their examination process, periodically review the Bank's allowance for credit losses. These agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examinations.

Concentration of Credit Risk

Most of the Company's activities are with customers located within Chester, Cumberland, Dauphin, Lancaster, and Lebanon Counties of Pennsylvania. Note 2 of the consolidated financial statements discuss the types of securities that the Company invests in. Note 3 of the consolidated financial statements discuss the types of lending that the Company engages in. The Company does not have any significant loan concentrations to any one industry or customer. Although the Company has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy and real estate values.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash due from banks, interest bearing deposits with banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

The Company maintains cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions and believes that the risk of any possible credit loss is minimal.

Debt Securities

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums, or unaccreted discounts. At December 31, 2023 and 2022 and for the years then ended, the Company had no investment securities classified as held to maturity.

Securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available-for-sale. These securities are carried at fair value, which is determined by obtaining quoted market prices or matrix pricing. Unrealized gains and losses are excluded from earnings and are reported in other comprehensive income (loss), net of taxes. Realized gains and losses are recorded on the trade date and are determined using the specific identification method. Purchase premiums are recognized in interest income using the effective interest rate method over the period from purchase to maturity or, for callable securities, the earliest call date, and purchase discounts are recognized in the same manner from purchase to maturity.

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which eliminated the previous concept of other-than-temporary impairment for available for sale securities (see Allowance for Credit Losses on Securities below). Prior to January 1, 2023, declines in the fair value of securities was recorded under the other-than-temporary impairment concept more fully described in the Company's report on Form 10-K as of December 31, 2022.

Allowance for Credit Losses on Securities

Management classifies its debt securities at the time of purchase as available for sale or held to maturity. At December 31, 2023 and 2022, all debt securities were classified as available for sale, meaning that the Company intends to hold them for an indefinite period of time, but not necessarily to maturity.

With the adoption of current expected credit losses (CECL) standard on January 1, 2023, the previous concept of other-than-temporary impairment for available for sale securities has been eliminated. Impairment of debt securities occurs when the fair value of a security is less than its amortized cost. For debt securities available for sale, impairment is recognized in its entirety in net income if either (i) we intend to sell the security or (ii) it is more-likely-than-not that we will be required to sell the security before recovery of its amortized cost basis. If, however, the Company does not intend to sell the security and it is not more-likely-than-not that the Company will be required to sell the security before recovery, the Company evaluates unrealized losses to determine whether a decline in fair value below amortized cost basis is a result of a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security, or other factors such as changes in market interest rates. If a credit loss exists, an allowance for credit losses is recorded that reflects the amount of the impairment related to credit losses, limited by the amount by which the security's amortized cost basis exceeds its fair value. Changes in the allowance for credit losses are recorded in net income in the period of change and are included in provision for credit losses. Changes in the fair value of debt securities available for sale not resulting from credit losses are recorded in other comprehensive income (loss). The Company regularly reviews unrealized losses in its investments in securities and cash flows expected to be collected from impaired securities based on criteria including the extent to which market value is below amortized cost, the financial health of and specific prospects for the issuer, the Company's intention with regard to holding the security to maturity and the likelihood that the Company would be required to sell the security before recovery. In evaluating its available for sale debt securities, the Company has elected to exclude accrued interest receivable from the amortized cost basis.

For held to maturity securities an estimate of current expected credit loss must be established at the time of purchase with changes in estimated credit loss recognized in the allowance for losses through the provision for credit losses.

Prior to January 1, 2023, credit losses related to debt securities were recorded under the other-than-temporary impairment concept more fully described in the Company's report on Form 10-K as of December 31, 2022.

Equity Securities

Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determined fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

Restricted Investments in Bank Stocks

Restricted stock, which represents required investments in the common stock of correspondent banks, is carried at cost and consists of the common stock of the Federal Home Loan Bank of Pittsburgh ("FHLB") of $2,530,000 and $2,191,000 as of December 31, 2023 and 2022, respectively, and Atlantic Community Bankers Bank ("ACBB") of $60,000 as of both December 31, 2023 and 2022.

Management evaluates the restricted stock for impairment. Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. Management believes no impairment charge was necessary related to restricted stocks in 2023 and 2022.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for credit losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method over the life of the loan.

The loans receivable portfolio is segmented into one- to four-family residential real estate, commercial real estate, construction, commercial and industrial, and consumer loans. Descriptions of the Company's loan classes are as follows:

One- to four-family Residential Real Estate Loans: This segment of loans includes loans secured by one- to four-family homes. In addition to traditional residential mortgage loans secured by a first or junior lien on the property, the Company offers home equity lines of credit.

Commercial Real Estate Loans: This loan segment consists primarily of loans secured by various types of commercial real estate typically in the Company's market area, including multi-family residential buildings, office and retail buildings, medical, industrial and warehouse buildings, hotels, and religious facilities.

Construction: The Company originates construction loans for the acquisition and development of land and construction of commercial buildings, condominiums, townhomes, and one- to four-family residences.

Commercial and Industrial Loans: Commercial loans may be unsecured or secured with non-real estate commercial property. The Company makes commercial loans to businesses located within its market area and also to businesses outside of its market area through loan participations with other financial institutions.

Consumer Loans: Consumer loans include all loans made to individuals for consumer or personal purposes. They include secured loans, unsecured loans, and overdraft lines of credit. The Company makes consumer loans to individuals located within its market area and occasionally to individuals outside of its market.

For all classes of loans receivable, the accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Interest received on nonaccrual loans, including impaired loans, generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for Credit Losses on Loans

The allowance for credit losses on loans is established through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the allowance for credit losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents management's current estimate of expected credit losses over the contractual term of loans, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. No allowance for credit losses are recorded on accrued interest receivable and amounts written-off are reversed by an adjustment to interest income. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. Loans that share common risk characteristics are evaluated collectively using a cash flow approach for all loans. The cash flow approach used by the Company utilizes loan-level cash flow projections and pool-level assumptions. For all loan pools, cash flow projections and estimated expected losses are based in part on benchmarked peer data.

Management's estimate of the allowance for credit losses on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the loss estimation process. This includes forecasts that are reasonable and supportable concerning expectations of future economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

These qualitative risk factors may include, but not limited to:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2. National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3. Nature and volume of the portfolio and terms of loans.

4. Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

5. Existence and effect of any concentrations of credit and changes in the level of such concentrations.

6. Effect of external factors, such as competition and legal and regulatory requirements.

7. Experience, ability, and depth of lending management and other relevant staff.

8. Quality of loan review and Board of Director oversight.

9. The effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses.

10. Changes in inflationary environment.

11. Changes in the interest rate environment.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for credit losses calculation for our loan portfolio.

The evaluation also considers the following risk characteristics of each loan portfolio segment:

*   One- to four-family residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

*   Commercial real estate loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because repayment of these loans may be dependent upon the profitability and cash flows of the business or project.

*   Construction loans carry risks that the project may not be finished according to schedule, the project may not be finished according to budget, and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure or other factors unrelated to the project.

*   Commercial and industrial loans carry risks associated with the successful operation of a business because repayment of these loans may be dependent upon the profitability and cash flows of the business. In

addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much reliability.

- Consumer loans carry risk associated with the continued creditworthiness of the borrower and the value of the collateral, if any. These loans are typically either unsecured or secured by rapidly depreciating assets. They are also likely to be immediately and adversely affected by job loss, divorce, illness, personal bankruptcy, or other changes in circumstances.

Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis. The allowance for credit losses on loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell.

An unallocated component of the allowance for credit losses is maintained to cover uncertainties that could affect management's estimate of expected losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating expected losses in the portfolio.

Prior to January 1, 2023, the allowance for credit losses on loans was recorded using the previous methodology more fully described in the Company's report on Form 10-K for the year ended December 31, 2022.

Reserve for Unfunded Commitments

The Company records a reserve, reported in other liabilities, for expected credit losses on commitments to extend credit that are not unconditionally cancelable by the Company. The reserve for unfunded commitments is measured based on the principles utilized in estimating the allowance for credit losses on loans and an estimate of the amount of unfunded commitments expected to be advanced. Changes in the reserve for unfunded commitments are recorded through the provision for credit losses.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease period, if shorter. Gains or losses on dispositions are reflected in current operations. Maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned (OREO)

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. Any write-downs based on the asset's fair value less cost to sell at date of foreclosure are charged to the allowance for credit losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and write-downs are included in other noninterest expense on the consolidated statements of operations. There were no write-downs recorded during 2023 or 2022. Gains and losses on the sale of OREO, if any, are included in noninterest expense.

Bank Owned Life Insurance

The Company has invested in bank owned life insurance ("BOLI") covering certain employees. The Company is the owner and beneficiary of these policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in noninterest income on the consolidated statements of operations. The policies can be liquidated, if necessary, with tax costs associated. However, the Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Income Taxes

The Company accounts for income taxes in accordance with the income tax accounting guidance set forth in FASB ASC Topic 740, *Income Taxes*.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities and net operating loss carryforwards, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense (benefit) results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment.

The Company files a consolidated U.S. federal income tax return with its subsidiary.

As of December 31, 2023, the Company had no material unrecognized tax benefits or accrued interest and penalties. It is the Company's policy to account for interest and penalties accrued relative to unrecognized tax benefits as a component of income tax expense. Federal and state tax returns for the years 2020 through 2022 were open for examination as of December 31, 2023.

Transfers of Financial Assets

Transfers of financial assets, including loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated balance sheets when they are funded.

Retirement Plans

Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Employee Stock Ownership Plan

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the ASC Topic 718, "Stock Compensation." ASC Topic 718 requires compensation costs related to share-based payment transactions to be recognized in the financial statements (with limited exceptions). The amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued and forfeitures are accounted for as they occur. Fair value is based on a Black-Scholes pricing model for options and the closing share price for the Company's stock for other unvested awards. Compensation cost is recognized over the period that an employee provides services in exchange for the award. The Company allows the employee to use shares to satisfy employer income tax withholding obligations.

Earnings per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under share-based compensation arrangements.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in results of operations. Although certain changes in assets and liabilities, such as unrealized gains or losses on securities available-for-sale, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Pronouncements

This section provides a summary description of recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) to the Accounting Standards Codification (ASC) that had or that management expects may have an impact on the consolidated financial statements issued upon adoption. The Company is classified as an emerging growth company and has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Effective dates reflect this election.

Recently Issued, But Not Yet Effective Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity's applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. *The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.*

Recently Adopted Accounting Pronouncements

In September 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The ASU, as amended, required an entity to measure expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts. Among other things, the ASU also amended the impairment model for available for sale securities and addressed purchased financial assets with deterioration. ASU 2016-13 was effective for the Company on January 1, 2023. The adjustment recorded at adoption established a reserve for unfunded loan commitments of $177,000. This adjustment, net of tax, reduced the opening retained earnings of the Company and the Bank by $140,000 as of the date of adoption.

In March 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2022-02, "Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures." ASU 2022-02 addressed areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminated the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model and enhanced the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments required a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The amendments in this ASU were applied prospectively, except for the transition method related to the recognition and measurement of TDRs. ASU 2022-02 was effective for the Company on January 1, 2023. There was no material impact to the Company at adoption.

The following table illustrates the impact of adopting ASC 326 (in thousands):

	December 31, 2022 As Previously Reported (Incurred Loss)		January 1, 2023 Impact of ASC 326		January 1, 2023 As Reported Under ASC 326	
Assets:						
Loans, net	$	300,855	$	—	$	300,855
Deferred income taxes, net		1,656		37		1,693
Liabilities:						
Reserve for credit losses on unfunded commitments		—		177		177
Total equity:	$	45,987	$	(140)	$	45,847

2.   Debt and Equity Securities

The amortized cost, gross unrealized gains and losses, and fair value of securities available-for-sale are as follows (in thousands):

December 31, 2023	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Debt securities:								
Agency bonds	$	23,244	$	—	$	(1,384)	$	21,860
Treasury securities		43,750		32		—		43,782
Mortgage-backed securities		83		2		—		85
Collateralized mortgage obligations		2,616		—		(228)		2,388
Total available-for-sale debt securities	$	69,693	$	34	$	(1,612)	$	68,115
Equity securities:								
Mutual funds (fixed income)							$	793

December 31, 2022	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Debt securities:								
Agency bonds	$	21,243	$	—	$	(2,126)	$	19,117
Treasury securities		29,859		2		(42)		29,819
Mortgage-backed securities		97		2		—		99
Collateralized mortgage obligations		3,293		—		(281)		3,012
Total available-for-sale debt securities	$	54,492	$	4	$	(2,449)	$	52,047
Equity securities:								
Mutual funds (fixed income)							$	762

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2023 and 2022 (in thousands):

December 31, 2023	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Agency bonds	$ 1,998	$ (1)	$ 19,862	$ (1,383)	$ 21,860	$ (1,384)
Collateralized mortgage obligations	—	—	2,388	(228)	2,388	(228)
Total	$ 1,998	$ (1)	$ 22,250	$ (1,611)	$ 24,248	$ (1,612)

December 31, 2022	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Agency bonds	$ —	$ —	$ 19,117	$ (2,126)	$ 19,117	$ (2,126)
Treasury securities	9,928	(42)	—	—	9,928	(42)
Collateralized mortgage obligations	1,479	(106)	1,533	(175)	3,012	(281)
Total	$ 11,407	$ (148)	$ 20,650	$ (2,301)	$ 32,057	$ (2,449)

As of December 31, 2023 and 2022, the mortgage-backed securities and collateralized mortgage obligations included in the securities portfolio consist of securities issued by U.S. government sponsored agencies. There were no private label mortgage-backed securities held in the securities portfolio as of December 31, 2023 and 2022.

At December 31, 2023, 49 agency bonds had an unrealized loss with depreciation of 6.00% from the Company's cost basis and 33 collateralized mortgage obligation had an unrealized loss with depreciation of 8.73% from the Company's cost basis. At December 31, 2022, 47 agency bonds had an unrealized loss with depreciation of 10.01% from the Company's cost basis, two treasury securities had an unrealized loss with depreciation of 0.42% from the Company's cost basis and 35 collateralized mortgage obligation had an unrealized loss with depreciation of 8.54% from the Company's cost basis. In analyzing an issuer's financial condition, management considers whether downgrades by bond rating agencies have occurred and industry analysts' reports.

As of December 31, 2023 and 2022, management believes that the estimated fair value of securities disclosed above is primarily dependent upon the movement in market interest rates particularly given the negligible inherent credit risk associated with these securities. Although the fair value will fluctuate as the market interest rates move, management believes that these fair values will recover as the underlying portfolios mature and are reinvested in market yielding investments. Additionally, all securities remain highly rated and all issuers have continued to make timely payments of interest and principal.

As the Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the securities before recovery of their amortized cost basis, which may be maturity, the Company concluded that a credit loss did not exist in its portfolio at December 31, 2023, and therefore, no allowance for credit losses was recorded. The Company did not consider any securities to be other-than-temporarily impaired as of December 31, 2022.

There were no securities sold during 2023 and 2022. The amortized cost and fair value of debt securities available-for-sale at December 31, 2023, by contractual maturity with yields, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands).

	Available-for-Sale		
	Amortized Cost	Fair Value	Yield
Due less than one year	$ 44,260	$ 44,257	4.82 %
Due one year through five years	22,734	21,385	2.81
Due after five years through ten years	—	—	—
Mortgage-backed securities	83	85	5.40
Collateralized mortgage obligations	2,616	2,388	1.94
Total available-for-sale debt securities	$ 69,693	$ 68,115	3.77 %

At December 31, 2023 and 2022, the Company had securities with a fair value totaling $1,878,000 and $1,810,000, respectively, pledged to secure borrowings.

At December 31, 2023 and 2022, the Company had securities with a fair value totaling $15,073,000 and $21,604,000, respectively, pledged primarily for public fund depositors.

3. **Loans Receivable and Allowance for Credit Losses on Loans**

On January 1, 2023, the Company adopted ASC 326. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. All loan information presented as of December 31, 2023 is in accordance with ASC 326. All loan information presented as of December 31, 2022 or a prior date is presented in accordance with previously applicable incurred loss GAAP.

The Company's loans are stated at their face amount and consist of the classes of loans included in the table below. The Company has elected to exclude accrued interest receivable, totaling $1.3 million at December 31, 2023, from the amortized cost basis of loans.

Major classifications of net loans receivable at December 31, 2023 and 2022 are as follows (in thousands):

	December 31, 2023	December 31, 2022
Real estate:		
One-to four-family residential	$ 108,534	$ 110,387
Commercial	184,868	148,567
Construction	10,805	20,406
Commercial and industrial	16,552	17,874
Consumer and other	5,836	8,203
	326,595	305,437
Deferred loan fees, net	(702)	(590)
Allowance for credit losses	(4,511)	(3,992)
Total loans receivable, net	$ 321,382	$ 300,855

The following table shows the loan maturities at December 31, 2023 (in thousands). The table presents contractual maturities and does not reflect repricing or the effect of prepayments:

	One- to Four-Family Residential Real Estate	Commercial Real Estate	Construction	Commercial and Industrial	Consumer and Other	Total
Amounts due in:						
One year or less	$ 2,072	$ 4,343	$ 4,230	$ 8,986	$ 745	$ 20,376
More than one to five years	3,376	2,021	702	2,477	9	8,585
More than five to 15 years	55,680	153,077	5,167	4,981	4,100	223,005
More than 15 years	47,406	25,427	706	108	982	74,629
Total	$ 108,534	$ 184,868	$ 10,805	$ 16,552	$ 5,836	$ 326,595

The following table sets forth our fixed and adjustable-rate loans at December 31, 2023 that are contractually due after December 31, 2024 (in thousands):

| | Due After December 31, 2024 | | | | | |
	Fixed		Adjustable		Total	
Real estate:						
One- to four-family residential	$	50,645	$	55,817	$	106,462
Commercial		12,809		167,716		180,525
Construction		1,029		5,546		6,575
Commercial and industrial		4,280		3,286		7,566
Consumer and other		9		5,082		5,091
Total loans	$	68,772	$	237,447	$	306,219

Loans to officers and directors, made on the same terms as loans to others, and the related activity is as follows (in thousands):

| | December 31, | | | |
	2023		2022	
Balance, beginning of year	$	5,533	$	291
Additions		—		240
Repayments		(777)		(148)
Reclassification		—		5,150
Balance, end of year	$	4,756	$	5,533

The following table summarizes the activity in the allowance for credit losses - loans by loan class for the year ended December 31, 2023 (in thousands):

| | Allowance for Credit Losses - Loans | | | | | | | | | | | |
	Beginning Balance Prior to Adoption of ASC 326		Impact of Adoption of ASC 326		Charge-offs		Recoveries		Provisions for Credit Losses - Loans		Ending Balance	
Real Estate:												
One- to four-family residential	$	1,156	$	45	$	—	$	15	$	51	$	1,267
Commercial		1,829		75		—		—		733		2,637
Construction		316		(34)		—		—		(170)		112
Commercial and industrial		308		(84)		(144)		4		145		229
Consumer and other		87		3		—		—		(19)		71
Unallocated		296		(5)		—		—		(96)		195
Total	$	3,992	$	—	$	(144)	$	19	$	644	$	4,511

The following table summarizes the activity in the allowance for loan losses by loan class for the year ended December 31, 2022 (in thousands):

	Allowance for Loan Losses				
	Beginning Balance	Charge-offs	Recoveries	Provisions (Recovery)	Ending Balance
Real Estate:					
One- to four-family residential	$ 1,217	$ —	$ —	$ (61)	$ 1,156
Commercial	1,357	—	—	472	1,829
Construction	194	—	—	122	316
Commercial and industrial	191	(351)	4	464	308
Consumer and other	33	(6)	—	60	87
Unallocated	153	—	—	143	296
Total	$ 3,145	$ (357)	$ 4	$ 1,200	$ 3,992

The following tables present a breakdown of the provision for credit losses for the years ended December 31, 2023 and 2022 (in thousands

	2023	2022
Provision for credit losses:		
Provision for loans	$ 644	$ 1,200
Recovery for unfunded commitments	(12)	—
Total provision for credit losses	$ 632	$ 1,200

The following table presents the amortized cost basis of loans on nonaccrual status and the amortized cost basis of loans on nonaccrual status for which there was no related allowance for credit losses as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	
	Nonaccrual	Nonaccural With No ACL
Real estate:		
One- to four-family residential	$ 149	$ 149
Commercial	1,065	1,065
Commercial and industrial	207	207
Total	$ 1,421	$ 1,421

	December 31, 2022	
	Nonaccrual	Nonaccural With No ALL
Real estate:		
One- to four-family residential	$ 330	$ 330
Commercial	416	416
Construction	147	—
Commercial and industrial	156	156
Total	$ 1,049	$ 902

The following table presents the net charge-offs to average loans outstanding during the years ended December 31:

	2023	2022
Real Estate:		
One- to four-family residential	— %	— %
Commercial	— %	— %
Construction	— %	— %
Commercial and industrial	0.56 %	1.94 %
Consumer and other	— %	0.07 %
Total net charge-offs to total average loans outstanding	0.04 %	0.12 %

The following table presents key credit ratios and the components used in the calculations:

	2023	2022
Total non-accrual loans	$ 1,421	$ 1,049
Gross total loans	$ 326,595	$ 305,437
Allowance for credit losses - loans	$ 4,511	$ 3,992
Total non-accrual loans to total loans	0.44 %	0.34 %
Allowance to non-accrual loans	317.45 %	380.55 %
Allowance to total loans outstanding at the end of the period	1.38 %	1.31 %

The following table presents the amortized cost basis of collateral-dependent loans to borrowers experiencing financial difficulty by loan class as of December 31, 2023 (in thousands):

	December 31, 2023			
	Real Estate Secured Loans	Non-Real Estate Secured Loans	Total Collateral Dependent Loans	Allowance for Credit Losses-Loans
Real estate:				
One- to four-family residential	$ 355	$ —	$ 355	$ —
Commercial	1,578	—	1,578	—
Construction	—	—	—	—
Commercial and industrial	207	—	207	—
Consumer and other	—	—	—	—
Total	$ 2,140	$ —	$ 2,140	$ —

A loan is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" loans include those characterized by the "distinct possibility" that the Company will sustain "some loss" if the deficiencies are not corrected. Loans classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Loans classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific allowance for credit losses is not warranted. Loans that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management. Loans that are performing as agreed are classified as "pass".

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of December 31, 2023 (in thousands); as well as gross charge-offs (in thousands) for the year ended December 31, 2023.

	Year of Origination							Revolving Loans Converted to Term Loans	Total
	2023	2022	2021	2020	2019	Prior	Revolving Loans		
Real estate: one- to four-family residential									
Pass	$ 8,452	$ 17,677	$ 18,152	$ 12,310	$ 8,188	$ 32,444	$ 9,077	$ 1,293	$ 107,593
Special Mention	—	—	—	—	—	586	—	—	586
Substandard	—	—	—	—	—	355	—	—	355
Total real estate: one- to four-family residential	$ 8,452	$ 17,677	$ 18,152	$ 12,310	$ 8,188	33,385	$ 9,077	$ 1,293	$ 108,534
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Real estate: commercial									
Pass	$ 44,872	$ 42,737	$ 46,182	$ 20,797	$ 4,025	$ 22,485	$ 2,193	$ —	$ 183,291
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	1,577	—	—	1,577
Total real estate: commercial	$ 44,872	$ 42,737	$ 46,182	$ 20,797	$ 4,025	24,062	$ 2,193	$ —	$ 184,868
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Real estate: construction									
Pass	$ 269	$ 7,179	$ —	$ 85	$ 116	$ 365	$ 2,233	$ —	$ 10,247
Special Mention	—	89	469	—	—	—	—	—	558
Substandard	—	—	—	—	—	—	—	—	—
Total real estate: construction	$ 269	$ 7,268	$ 469	$ 85	$ 116	365	$ 2,233	$ —	$ 10,805
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and industrial									
Pass	$ 616	$ 3,273	$ 1,631	$ 728	$ 19	$ 243	$ 9,773	$ 62	$ 16,345
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	207	—	—	207
Total commercial and industrial	$ 616	$ 3,273	$ 1,631	$ 728	$ 19	450	$ 9,773	$ 62	$ 16,552
Current period gross charge-offs	$ —	$ —	$ (144)	$ —	$ —	$ —	$ —	$ —	$ (144)
Consumer and other									
Pass	$ —	$ 2,010	$ 2,000	$ 982	$ —	$ —	$ 844	$ —	$ 5,836
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total consumer and other	$ —	$ 2,010	$ 2,000	$ 982	$ —	$ —	$ 844	$ —	$ 5,836
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total loans, gross									
Pass	$ 54,209	$ 72,876	$ 67,965	$ 34,902	$ 12,348	$ 55,537	$ 24,120	$ 1,355	$ 323,312
Special Mention	—	89	469	—	—	586	—	—	1,144
Substandard	—	—	—	—	—	2,139	—	—	2,139
Total loans, gross	$ 54,209	$ 72,965	$ 68,434	$ 34,902	$ 12,348	58,262	$ 24,120	$ 1,355	$ 326,595
Current period gross charge-offs	$ —	$ —	$ (144)	$ —	$ —	$ —	$ —	$ —	$ (144)

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of December 31, 2022 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
Real estate:					
One- to four-family residential	$ 109,236	$ 607	$ 544	$ —	$ 110,387
Commercial	146,999	—	1,568	—	148,567
Construction	20,259	—	147	—	20,406
Commercial and industrial	17,472	—	402	—	17,874
Consumer and other	8,203	—	—	—	8,203
Total loans, gross	$ 302,169	$ 607	$ 2,661	$ —	$ 305,437

The performance and credit quality of the loan portfolio is also monitored by analyzing the past due status of loans receivable. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2023 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 or More Days and Accruing
Real estate:							
One- to four-family residential	$ 89	$ —	$ 28	$ 117	$ 108,417	$ 108,534	$ —
Commercial	—	655	—	655	184,213	184,868	—
Construction	—	—	—	—	10,805	10,805	—
Commercial and industrial	—	—	—	—	16,552	16,552	—
Consumer and other	—	—	—	—	5,836	5,836	—
Total loans, gross	$ 89	$ 655	$ 28	$ 772	$ 325,823	$ 326,595	$ —

The performance and credit quality of the loan portfolio is also monitored by analyzing the past due status of loans receivable. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2022 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 or More Days and Accruing
Real estate:							
One- to four-family residential	$ 382	$ —	$ 33	$ 415	$ 109,972	$ 110,387	$ —
Commercial	—	—	416	416	148,151	148,567	—
Construction	—	—	147	147	20,259	20,406	—
Commercial and industrial	—	—	156	156	17,718	17,874	—
Consumer and other	—	—	—	—	8,203	8,203	—
Total loans, gross	$ 382	$ —	$ 752	$ 1,134	$ 304,303	$ 305,437	$ —

The Company may grant a concession or modification for economic or legal reasons related to a borrower's financial condition that it would not otherwise consider resulting in a modified loan. The Company may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers' operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral.

The Company identifies loans for potential modification primarily through direct communication with the borrower and evaluation of the borrower's financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

No loans were modified during the years ended December 31, 2023 and 2022 to borrowers experiencing financial difficulty.

The Company closely monitors the performance of modified loans to understand the effectiveness of its modification efforts. Upon the determination that all or a portion of a modified loan is uncollectible, that amount is charged against the allowance for credit losses.

At December 31, 2023 and 2022, there was no other real estate owned. There was no real estate in process of foreclosure as of December 31, 2023 and 2022.

4.   Premises and Equipment

Premises and equipment are composed of the following at December 31 (in thousands):

	Estimated Useful Lives	2023	2022
Premises:			
Land	Indefinite	$ 528	$ 528
Building and improvements	5 - 40 years	2,141	1,925
Furniture and equipment	3 - 10 years	2,499	2,215
Work in process		—	79
		5,168	4,747
Accumulated depreciation and amortization		(3,111)	(3,054)
		$ 2,057	$ 1,693

Depreciation and amortization expense charged to operations amounted to approximately $225,000 and $225,000 for the years ended December 31, 2023 and 2022, respectively.

5. **Leases**

On January 1, 2022, the Company adopted ASU No. 2016-02 "Leases (Topic 842)" and all subsequent ASUs that modified Topic 842. The Company elected the prospective application approach provided by ASU 2018-11 and did not adjust prior periods for ASC 842. The Company also elected certain practical expedients within the standard and consistent with such elections did not reassess whether any expired or existing contracts are or contain leases, did not reassess the lease classification for any expired or existing leases, and did not reassess any initial direct costs for existing leases. The implementation of the new standard resulted in recognition of right-of-use assets and lease liabilities totaling $247,000 at the date of adoption, which are related to the Company's lease of premises and equipment used in operations.

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable prepaid rent, initial direct costs and any incentives received from the lessor.

Lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

During 2022, the Company entered into a sales-leaseback transaction when the Bank's corporate headquarters and branch location in Coatesville, Pennsylvania was sold for $950,000 and a portion of the building was leased back to use for corporate offices and maintain a branch location. The transaction resulted in the recognition of a lease liability of $722,000 and a right-of-use asset of $772,000 related to the leaseback of the premises, with the right-of-use asset reflecting a $50,000, difference in fair value and sales price of the property sold which will be amortized to noninterest expense over the estimated lease terms.

The following tables present information about the Company's leases as of and for the year ended December 31, 2023 and 2022 (dollars in thousands):

	December 31, 2023	December 31, 2022
Right-of-use assets	$ 852	953
Lease liability	$ 814	910
Weighted average remaining lease term	12.31 years	12.67 years
Weighted average discount rate	4.73 %	4.43 %

	Year Ended December 31, 2023	Year Ended December 31, 2022
Operating lease cost	$ 97	$ 63
Short-term lease cost	82	3.00
Total lease costs	$ 179	$ 66
Cash paid for amounts included in the measurement of lease liabilities	$ 130	$ 67

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities is as follows:

Lease payments due for the year ending December 31 (in thousands):	As of December 31, 2023
2024	$ 130
2025	122
2026	70
2027	66
2028	66
Thereafter	647
Total undiscounted cash flows	1,101
Discount	287
Lease Liability	$ 814

6.   Deposits

Deposits at December 31, 2023 and 2022 consisted of the following (in thousands):

	2023	2022
Noninterest-bearing demand deposits	$ 21,037	$ 24,203
Interest-bearing demand deposits	103,869	78,907
Savings deposits	13,233	22,424
Money market deposits	49,316	50,836
Certificates of deposit	145,511	113,125
	$ 332,966	$ 289,495

At December 31, 2023, the scheduled maturities of certificates of deposit are as follows for the year ending December 31 (in thousands):

2024	$ 96,406
2025	41,287
2026	2,995
2027	3,179
2028	1,050
Thereafter	594
	$ 145,511

Certificates of deposit in denominations of $250,000 or more was approximately $39,357,000 and $22,906,000 at December 31, 2023 and 2022, respectively. Currently, amounts above $250,000 are not insured by the FDIC.

At December 31, 2023 and 2022, the Company held approximately $4,943,000 and $7,905,000, respectively, in brokered deposits.

Interest expense on deposits for the years ended December 31, 2023 and 2022 was composed of the following (in thousands):

	2023	2022
Interest-bearing demand deposits	$ 1,314	$ 249
Savings deposits	73	79
Money market deposits	942	377
Certificates of deposit	3,582	1,346
	$ 5,911	$ 2,051

Deposits of related parties totaled $3,876,000 and $5,094,000 at December 31, 2023 and 2022, respectively.

7.   Borrowings

The Company has an unsecured line of credit with ACBB of up to $7,500,000, which expires on June 30, 2024, which it intends to renew annually. Interest on the line of credit is charged at fed funds rate plus 0.25%. The Company had no outstanding borrowings under the ACBB line of credit at December 31, 2023 and 2022. The Company has an unsecured line of credit with SouthState Bank N.A. of up to $5,000,000. There were no borrowings outstanding under the SouthState Bank, N.A. line of credit at December 31, 2023. The Company also has the ability to borrow up to $1,802,000 through the Federal Reserve Bank's discount window. Funds obtained through the discount window are secured by the Company's U.S. Government and agency obligations. There were no borrowings outstanding through the discount window at December 31, 2023 and 2022. Borrowings maturing in less than a year are considered short term and borrowings maturing in greater than a year are considered long term.

Borrowings from the FHLB at December 31 consist of the following (dollars in thousands):

	December 31, 2023		December 31, 2022	
		Weighted		Weighted
Maturity	Amount	Rate	Amount	Rate
2023	$ —	— %	$ 11,057	3.16 %
2024	11,500	5.41	11,500	4.55
2025	4,500	5.30	—	—
2026	3,241	3.02	2,559	1.32
2027	19,500	2.69	19,500	2.69
2028	13,650	4.00	—	—
2032	2,713	1.83	3,022	1.83
Total borrowings	$ 55,104	3.77 %	$ 47,638	3.12 %

The Company has an open-ended line of credit (short-term borrowing) of $45,630,000 to obtain advances from the FHLB. Interest on the line of credit is charged at the FHLB's overnight rate which was 5.68% and 4.45% at December 31, 2023 and 2022, respectively. The Company had no outstanding borrowings under this line of credit at December 31, 2023 and 2022.

Maximum borrowing capacity was approximately $178,468,000 and $155,601,000 at December 31, 2023 and 2022, respectively, secured by qualifying loans. The Company had three letters of credit with FHLB for $13,850,000 at December 31, 2023 and two letters of credit with FHLB for $8,300,000 at December 31, 2022 that were pledged to secure public funds.

8.   **Income Taxes**

The components of income tax expense consisted of the following for the years ended December 31 (in thousands):

	2023	2022
Current tax expense	$ 766	$ 805
Deferred tax benefit	(221)	(274)
Income Tax Expense	$ 545	$ 531

A reconciliation of the statutory federal income tax at a rate of 21% to federal income tax expense (benefit) included in the consolidated statements of income for the years ended December 31, 2023 and 2022, respectively are as follows:

	2023	2022
Federal income tax at statutory rate	$ 517	$ 555
Bank owned life insurance income	(41)	(36)
Nondeductible share-based compensation	54	6
Other	15	6
Income Tax Expense	$ 545	$ 531

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset at December 31, 2023 and 2022 are as follows (in thousands):

	2023	2022
Deferred tax assets:		
Allowance for credit losses on loans	$ 947	$ 838
Reserve for off-balance sheet commitments	35	—
Deferred loan fees	270	260
Unrealized losses on available-for-sale securities	331	513
Supplemental executive retirement plan	130	85
Bonus accrual	151	270
Deferred compensation	101	—
Lease liabilities	171	191
Other	78	—
Gross deferred tax asset	2,214	2,157
Deferred tax liabilities:		
Deferred loan costs	138	136
Right-of-use assets	179	200
Property and equipment	156	90
Prepaid expenses	9	19
Other	—	56
Gross deferred tax liabilities	482	501
Net Deferred Tax Asset	$ 1,732	$ 1,656

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2020.

9.   Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Company had the following off-balance sheet financial instruments whose contract amounts represent credit risk at December 31, 2023 and 2022 (in thousands):

	December 31, 2023		December 31, 2022	
Commitments to grant loans	$	**31,481**	$	41,154
Unfunded commitments under lines of credit		**12,186**		11,520
Standby letters of credit		**1,808**		3,029
Total off-balance sheet financial instruments	$	**45,475**	$	55,703

Outstanding loan commitments represent the unused portion of loan commitments available to individuals and companies as long as there is no violation of any condition established in the contract. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based upon management's credit evaluation of the customer. Various types of collateral may be held, including property and marketable securities. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers.

10.   Contingencies

In the normal course of business, the Company is subject to various lawsuits involving matters generally incidental to its business. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the consolidated balance sheet or of operations of the Company.

PB BANKSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.   Employee Benefits

401(k) Retirement Plan

The Company maintains a 401(k) Retirement Plan for eligible employees. The plan provides a matching contribution for all employees. The matching contribution is an amount equal to 100% of the participant's elective contribution not to exceed 3% of the participant's plan salary, plus 50% of the participant's contribution that exceeds 3% of their plan salary but not to exceed 5% of their plan salary. With the freezing of the Pension Plan, the Company initiated a 2% discretionary contribution to the 401(k) for employees beginning January 1, 2019. The Company's related expense associated with the matching contribution was $168,000 and $151,000 in 2023 and 2022, respectively.

Deferred Compensation Agreement

The Company has an executive deferred compensation plan, whereby each executive officer may voluntarily participate and elect each year to defer a portion or all of their compensation and bonus. The deferrals, along with accumulated earnings, are payable at retirement. The Company accrues the estimated annual cost of the deferred amounts that will be payable at retirement. At December 31, 2023 and 2022, the accumulated liability was approximately $482,000 and $130,000, respectively, and is included in accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets.

Supplemental Executive Retirement Plan

The Company maintains a supplemental executive retirement plan for certain executives. At December 31, 2023 and 2022, the accumulated liability was $620,000 and $403,000, respectively, and is included in accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets. The expense for the years ended December 31, 2023 and 2022, was $236,000 and $174,000, respectively.

Employee Stock Ownership Plan (ESOP)

During 2021, the ESOP borrowed from the Company to purchase 222,180 shares of stock at an average price of $13.04 per share. When loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. The Company's related expense for the ESOP was $140,000 and $151,000 in 2023 and 2022, respectively.

Shares held by the ESOP were as follows (dollars in thousands):

	2023	2022
Allocated to participants	33,327	22,218
Unearned	188,853	199,962
Total ESOP shares	222,180	222,180
Fair value of unearned shares	$ 2,368	$ 2,715

12.   Stock-Based Compensation

The Company's stockholders approved the PB Bankshares, Inc. 2022 Equity Incentive Plan (the "2022 Equity Incentive Plan") at the Annual Meeting on September 28, 2022. An aggregate of 388,815 shares of authorized but unissued common stock of the Company was reserved for future grants of incentive and nonqualified stock options and restricted stock awards and restricted stock units under the 2022 Equity Incentive Plan. Of the 388,815 authorized shares, the maximum number of shares of the Company's common stock that may be issued under the 2022 Equity Incentive Plan pursuant to the exercise of stock options is 277,725 shares, and the maximum number of shares of the Company's common stock that may be issued as restricted stock awards or restricted stock units is 111,090 shares.

The product of the number of shares granted and the grant date market price of the Company's common stock determine the fair value of restricted stock under the Company's 2022 Equity Incentive Plan. Management recognizes compensation expense for the fair value of restricted stock on a straight-line basis over the requisite service period for the entire award. As of December 31, 2023 and 2022, there were 13,628 and 14,628 shares available for future awards under this plan, respectively. The shares available for future award includes 10,653 and 11,653 shares available for incentive and non-qualified stock options as of December 31, 2023 and 2022, respectively, and 2,975 shares available for restricted stock awards as of those same dates. When granted, the stock options and restricted shares vest over a five-year period.

Stock option expense was $276,000 and $35,000 for the years ended December 31, 2023 and 2022, respectively. At December 31, 2023, total unrecognized compensation cost related to stock options was $1,101,000.

A summary of the Company's stock option activity and related information for the years ended December 31, 2023 and 2022 was as follows (dollars in thousands, except per share data):

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
		Year Ended December 31, 2023		
Outstanding, January 1, 2022	—	$ —	—	$
Granted	266,072	12.28	10.00	
Exercised	—	—	—	
Forfeited	—	—	—	
Outstanding, December 31, 2022	266,072	$ 12.28	9.88	$ 346
Granted	**1,000**	**13.80**	**9.50**	
Exercised	—	—	—	
Forfeited	—	—	—	
Outstanding, December 31, 2023	**267,072**	$ **12.29**	**8.88**	$ **69**
Exercisable, December 31, 2023	**53,214**	$ **12.28**	**8.88**	$ **14**

Restricted stock expense was $265,000 and $33,000 for the years ended December 31, 2023 and 2022, respectively. At December 31, 2023, the expected future compensation expense relating to non-vested stock outstanding was $1,063,000.

A summary of the Company's restricted stock activity and related information for the year ended December 31, 2023, is as follows:

	Year Ended December 31, 2023		
	Number of Shares		Weighted-Average Grant Date Fair Value
Non-vested, January 1, 2022	—	$	—
Granted	108,115		12.28
Vested	—		—
Forfeited	—		—
Non-vested at December 31, 2022	108,115	$	12.28
Granted	—		—
Vested	**(21,622)**		**12.28**
Forfeited	—		—
Non-vested at December 31, 2023	**86,493**	**$**	**12.28**

The fair value of the vested shares at December 31,2023 was $266,000.

13.   Regulatory Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Management believes as of December 31, 2023, the Bank met all capital adequacy requirements to which it was subject.

Prompt corrective action regulations provide five classifications; well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2023 and 2022, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since those notifications that management believes have changed the Bank's category.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer will face limitations on dividends, stock repurchases and certain discretionary bonus payments to management based on the amount of the shortfall. Under Basel III rules, banks must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The required capital conservation buffer is 2.50%.

On January 1, 2023, the Company adopted ASC 326. Regulatory capital rules permitted the Bank to phase-in the day-one effects of adopting ASC 326 over a three-year transition period. The Bank elected to take the phase-in for the amount of $140,000.

PB BANKSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present actual and required capital ratios as of December 31, 2023 under the Basel III Capital Rules. Bank capital levels required to be considered well capitalized are based upon prompt corrective action regulations.

The Economic Growth, Regulatory Relief and Consumer Protection Act ("EGRRCPA"), enacted in 2018, required the federal banking agencies, including the FDIC, to establish for institutions with assets of less than $10 billion a "Community Bank Leverage ratio" of between 8 to 10%. Institutions with capital meeting or exceeding the ratio and otherwise complying with the specified requirements (including off-balance sheet exposures of 25% or less of total assets and trading assets and liabilities of 5% or less of total assets) and electing the alternative framework are considered to comply with the applicable regulatory capital requirements.

The community bank leverage ratio was established at 9% Tier 1 capital to total average assets, effective January 1, 2020. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. An institution that temporarily ceases to meet any qualifying criteria is provided with a two quarter grace period to again achieve compliance. Failure to meet the qualifying criteria within the grace period or maintain a leverage ratio of 8% or greater requires the institution to comply with the generally applicable capital requirements. As of December 31, 2022 the Bank had elected the community bank leverage ratio framework ("CBLR" framework).

Under the final rule, an eligible banking organization can opt out of the CBLR framework and revert back to the risk-weighting framework without restriction. As of December 31, 2023, the Bank was a qualifying community banking organization as defined by the federal banking agencies, but elected to revert back to the risk weighting framework without restriction.

Actual and required capital amounts (in thousands) and ratios are presented below at year-end.

December 31, 2023	Actual		For Capital Adequacy Purposes		For Capital Adequacy Purposes with Capital Buffer		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 44,168	14.2 %	$ 24,875	8.00 %	$ 32,649	10.500 %	$ 31,094	10.00 %
Tier 1 capital (to risk-weighted assets)	$ 40,276	12.95 %	$ 18,657	6.00 %	$ 26,430	8.500 %	$ 24,875	8.00 %
Common equity (to risk-weighted assets)	$ 40,276	12.95 %	$ 13,992	4.50 %	$ 21,766	7.000 %	$ 20,211	6.50 %
Tier 1 capital (to average assets)	$ 40,276	9.78 %	$ 16,467	4.00 %	N/A	N/A	$ 20,584	5.00 %

December 31, 2022	Actual		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio
Tier 1 capital (to average assets)	$ 37,987	10.00 %	$ 33,998	9.00 %

14. Earnings Per Common Share

The factors used in the earnings per share computation follow (dollars in thousands, except per share data):

	2023	2022
Net income	$ 1,919	$ 2,114
Weighted average common shares outstanding	2,669,501	2,777,492
Less: Average unearned ESOP shares	(199,932)	(211,041)
Weighted average shares outstanding (basic)	2,469,569	2,566,451
Dilutive common stock equivalents	18,057	—
Weighted average shares outstanding (diluted)	2,487,626	2,566,451
Basic earnings per common share	$ 0.78	$ 0.82
Diluted earnings per common share	$ 0.77	$ 0.82

15. Fair Value of Financial Instruments

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is determined at a reasonable point within the range that is most representative of fair value under current market conditions.

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

An asset's or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for its financial assets and liabilities:

Debt and Equity Securities (Carried at Fair Value)

The fair value of debt and equity securities (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt and equity securities without relying exclusively on quoted market prices for the specific debt and equity securities but rather by relying on the securities' relationship to other benchmark quoted prices.

Individually Evaluated Collateral Dependent Loans (Generally Carried at Fair Value)

The estimated fair value of individually evaluated collateral dependent loans is based on the value of the underlying collateral or the value of the underlying collateral, less estimated cost to sell, as appropriate. Collateral is generally real estate; however, collateral may include vehicles, equipment, inventory, accounts receivable, and/or other assets. The value of real estate collateral is generally determined using a market valuation approach based on an appraisal conducted by an independent, licensed appraiser. The value of other assets may also be based on an appraisal, market quotations, aging schedules or other sources. Any fair value adjustments are recorded in the period incurred as a provision for credit losses on the Consolidated Statements of Income. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. At December 31, 2023, there were no individually evaluated collateral dependent loans with a specific reserve. At December 31, 2022, the fair value consisted of the recorded investment in the collateral dependent loans of $52,000, which was net of a valuation allowance of $95,000. Collateral dependent individually evaluated loans are included in Loans Receivable in the table below, which details the fair value of all the Company's financial instruments.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2023 and 2022 are as follows (in thousands):

December 31, 2023	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Agency bonds	$ 21,860	$ —	$ 21,860	$ —
Treasury securities	43,782	43,782	—	—
Mortgage-backed securities	85	—	85	—
Collateralized mortgage obligations	2,388	—	2,388	—
Mutual funds	793	793	—	—
Total assets measured at fair value on a recurring basis	$ 68,908	$ 44,575	$ 24,333	$ —

December 31, 2022	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Agency bonds	$ 19,117	$ —	$ 19,117	$ —
Treasury securities	29,819	29,819	—	—
Mortgage-backed securities	99	—	99	—
Collateralized mortgage obligations	3,012	—	3,012	—
Mutual funds	762	762	—	—
Total assets measured at fair value on a recurring basis	$ 52,809	$ 30,581	$ 22,228	$ —

PB BANKSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2023 and 2022 are as follows (in thousands):

December 31, 2023	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Individually evaluated collateral dependent loans	$ —	$ —	$ —	$ —
Total assets measured at fair value on a nonrecurring basis	$ —	$ —	$ —	$ —

December 31, 2022	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 52	$ —	$ —	$ 52
Total assets measured at fair value on a nonrecurring basis	$ 52	$ —	$ —	$ 52

The following tables present additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to measure fair value at December 31, 2023 and 2022 (dollars in thousands):

December 31, 2023

Asset Description	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Individually evaluated collateral dependent loans	$ —	Appraisal of collateral	Selling expenses and discounts [1]	N/A

December 31, 2022

Asset Description	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Impaired loans	$ 52	Appraisal of collateral	Selling expenses and discounts [1]	68.4% (68.4%)

(1) Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.

The carrying amounts and fair values of the Company's financial instruments as of the indicated dates are presented in the following table:

(In thousands)	Fair Value Hierarchy Level	December 31, 2023		December 31, 2022	
		Carrying Amounts	Estimated Fair Values	Carrying Amounts	Estimated Fair Values
Financial assets:					
Cash and cash equivalents	1	$ 32,438	$ 32,438	$ 17,204	$ 17,204
Debt securities - available-for-sale	1 & 2	68,115	68,115	52,047	52,047
Equity securities	1	793	793	762	762
Restricted stocks	2	2,590	2,590	2,251	2,251
Loans, net	3	321,382	319,763	300,855	303,108
Accrued interest receivable	1	1,253	1,253	1,123	1,123
Bank owned life insurance	2	8,230	8,230	7,487	7,487
Financial liabilities:					
Demand deposits, savings, and money market	1	187,455	187,455	176,370	176,370
Certificates of deposit	2	145,511	138,418	113,125	106,818
Borrowings	2	55,104	54,428	47,638	46,990
Accrued interest payable	1	914	914	424	424

16. Noninterest Revenues

Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and investments. In addition, certain noninterest income streams such as gains on equity investments, income associated with bank owned life insurance, and loan fees are also not in scope of the new guidance. Topic 606 is applicable to noninterest revenue streams such as service charges on deposit accounts and gains on sale of other real estate owned. However, the recognition of these revenue streams did not change significantly upon adoption of Topic 606. Noninterest revenue streams in-scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of fees on depository accounts includes NSF fees, miscellaneous deposit-based service fees, monthly maintenance fees for consumer and commercial, and account analysis and related fees (commercial).

Service charges and fees charged daily are a result of an event or service being provided on the day with the Company recognizing the revenue on the same day. The Company has determined that all performance obligations for daily service charges and fees are met on the same day as the transaction and, therefore, should be recognized as these occur.

Monthly maintenance/service charges and fees are charged on the last day of the month (i.e. the same month as charges are incurred) after the system has completed its processing. The Company has determined that all performance obligations for monthly fees are typically met during the month or the same day as the customer has not met its obligation. As monthly fees are typically incurred by the Customer throughout the month, the fees should be recognized upon completion of the month since the performance obligations have been met for those services.

Account analysis service charges and fees are recorded on a monthly basis on the last day of the month. The Company has determined that all performance obligations for account analysis fees are met during the month.

PB BANKSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debit Card Income

Debit card income consists of interchange fees from consumer debit card networks and other card related services. Interchange rates are set by the card networks. Interchange fees are based on purchase volumes and other factors and are recognized as transactions occur.

Gains and Losses on Sale of Other Real Estate Owned

The sale of other real estate owned is currently recognized on the closing date of sale when all performance obligations have been met, and control of the asset has been transferred to the buyer. Any gains or losses are included in noninterest expenses in the consolidated statements of income.

For the Company, there are no other material revenue streams within the scope of Topic 606. The following tables present noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the twelve months ended December 31, 2023 and 2022, in thousands:

	Year Ended December 31,	
Noninterest income in scope of Topic 606	**2023**	2022
Service charges on deposit accounts	$ **176**	$ 185
Debit card income	**220**	201
Other service charges	**104**	86
(Loss) gain on disposal of premises and equipment	**(52)**	821
Other noninterest income	**133**	49
Noninterest income (in scope for Topic 606)	**581**	1,342
Noninterest income (out of scope for Topic 606)	**204**	75
Total noninterest income	$ **785**	$ 1,417

Contract Balances

A contract assets balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company's noninterest revenue streams are largely based on transaction activity, or standard month-end revenue accruals. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2023 and 2022, the Company did not have any significant contract balances.

Contract Acquisition Costs

In connection with the adoption of Topic 606, an entity is required to capitalize, and subsequently amortize as an expense, certain incremental costs of obtaining a contract with a customer if these costs are expected to be recovered. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, sales commission). The Company utilizes the practical expedient which allows entities to immediately expense contract acquisition costs when the assets that would have resulted from capitalizing these costs would have been amortized in one year or less.

17.   Parent Company Only Financial Statements

Condensed financial statements of PB Bankshares, Inc. are as follows for December 31, (in thousands):

Parent Company Balance Sheets
As of December 31,

		2023		2022
Assets				
Cash and cash equivalents	$	5,513	$	7,427
ESOP Loan Receivable		2,527		2,638
Investment in subsidiary Bank		38,926		36,055
Other assets		116		43
Total Assets	$	47,082	$	46,163
Liabilities and Stockholders' Equity				
Liabilities				
Due to the Bank	$	—	$	151
Accrued expenses and other liabilities		93		25
Total Liabilities		93		176
Stockholders' Equity				
Total Stockholders' Equity		46,989		45,987
Total Liabilities and Stockholders' Equity	$	47,082	$	46,163

Parent Company Statements of Income
Years ended December 31,

		2023		2022
Interest Income				
Interest Income on ESOP Loan	$	86	$	89
Interest on Cash and Cash Equivalents		330		120
Total Interest Income		416		209
Noninterest Expense				
SEC expense		212		195
Salaries and employee benefits		411		51
Directors' fees		130		17
Total Noninterest Expense		753		263
Loss before equity in undistributed income of subsidiary and income tax expense		(337)		(54)
Equity in Undistributed Income of Subsidiary		2,186		2,156
Income Tax (Benefit)		(70)		(12)
Net Income	$	1,919	$	2,114

PB BANKSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Parent Company Statements of Cash Flows
Years ended December 31,

	2023	2022
Cash Flows from Operating Activities		
Net income	$ 1,919	$ 2,114
Adjustments to reconcile change in net income to net cash provided by operating activities:		
Equity in undistributed income of subsidiary	(2,186)	(2,156)
Stock option compensation	543	68
Increase in other assets	(73)	(39)
(Decrease) increase in accrued expenses and other liabilities	(83)	85
Net Cash Provided by Operating Activities	120	72
Cash Flows from Investing Activities		
ESOP loan payments received	111	106
Net Cash Provided by Investing Activities	111	106
Cash Flows from Financing Activities		
Repurchased common stock	(2,145)	(530)
Net Cash Used in Financing Activities	(2,145)	(530)
Decrease in cash and cash equivalents	(1,914)	(352)
Cash and Cash Equivalents, Beginning of Period	7,427	7,779
Cash and Cash Equivalents, End of Period	$ 5,513	$ 7,427



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
PB Bankshares, Inc.
Coatesville, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PB Bankshares, Inc. and its subsidiary (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standard

As discussed in Notes 1 and 3 to the financial statements, the Company changed its method of accounting for credit losses in 2023 due to the adoption of Accounting Standards Update 2016-13, *Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments*, including all related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ YOUNT, HYDE & BARBOUR, P.C.

We have served as the Company's auditor since 2020.

Winchester, Virginia
April 1, 2024

122

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. As of the end of the period covered by this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures as of December 31, 2023, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")) are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and regulations are operating in an effective manner.

Management's report on internal control over financial reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. The Company's internal control system is a process designed to provide reasonable assurance to the Company's management, Board of Directors and stockholders regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As part of the Company's program to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 (the "Assessment"). In making this Assessment, management used the control criteria framework of the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission published in its report entitled Internal Control - Integrated Framework (2013). Management's Assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its Assessment with the Audit Committee.

Based on this Assessment, management determined that, as of December 31, 2023, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting. There were no changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

This Annual Report does not include an attestation report of the independent registered public accounting firm because PB Bankshares, Inc. is an emerging growth company.

Item 9B. Other Information

During the fourth quarter of 2023, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as that term is used in SEC regulations.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. A copy of the Code is available on the Company's website at ir.presencebank.com under "Governance Documents."

The information contained herein will be filed in the Proxy Statement for the 2024 Annual Meeting of Stockholders with the SEC within 120 days of December 31, 2023.

Item 11. Executive Compensation

The information contained herein will be filed in the Proxy Statement for the 2024 Annual Meeting of Stockholders with the SEC within 120 days of December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a)   Securities Authorized for issuance under Stock-Based Compensation Plans

The following table provides information with respect to the equity securities that are authorized for issuance under the Company's equity compensation plans as of December 31, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
PB Bankshares, Inc. 2022 Equity Incentive Plan (1)	267,072	$ 12.29	10,653
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	267,072	$ 12.29	10,653

(1) As of December 31, 2023, 111,090 shares of restricted stock awards had been granted under the PB Bankshares, Inc. 2022 Equity Incentive Plan and 2,975 shares remain available for future issuance under the plan. The restricted shares will vest over five years from the date of grant.

(b)   Security Ownership of Certain Beneficial Owners

The information contained herein will be filed in the Proxy Statement for the 2024 Annual Meeting of Stockholders with the SEC within 120 days of December 31, 2023.

(c)   Security Ownership of Management

The information contained herein will be filed in the Proxy Statement for the 2024 Annual Meeting of Stockholders with the SEC within 120 days of December 31, 2023.

(d)   Changes in Control

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained herein will be filed in the Proxy Statement for the 2024 Annual Meeting of Stockholders with the SEC within 120 days of December 31, 2023.

Item 14. Principal Accountant Fees and Services

The information contained herein will be filed in the Proxy Statement for the 2024 Annual Meeting of Stockholders with the SEC within 120 days of December 31, 2023.

Part IV

Item 15. Exhibits and Financial Statement Schedules

   (a)(1)   <u>Financial Statements</u>

The following documents are filed as part of this Annual Report on Form 10-K.

   (A) Consolidated Balance Sheets - at December 31, 2023 and 2022
   (B) Consolidated Statements of Income - Years ended December 31, 2023 and 2022
   (C) Consolidated Statements of Comprehensive Income – Years ended December 31, 2023 and 2022
   (D) Consolidated Statements of Changes in Stockholders' Equity - Years ended December 31, 2023 and 2022
   (E) Consolidated Statements of Cash Flows - Years ended December 31, 2023 and 2022
   (F) Notes to the Consolidated Financial Statements
   (G) Report of Independent Registered Public Accounting Firms (PCAOB ID 613)

   (a)(2)   <u>Financial Statement Schedules</u>

      None.

   (a)(3)   <u>Exhibits (* documents filed or furnished with this report)</u>

3.1   Articles of Incorporation of PB Bankshares, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)

3.2   Bylaws of PB Bankshares, Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)

4.1   Form of Common Stock Certificate of PB Bankshares, Inc. (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)

4.6   Description of Registrant's Securities (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 10-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on March 25, 2022)

10.1   Employment Agreement by and between Presence Bank and Janak M. Amin, effective as of March 1, 2021 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)+

10.2   Change of Control Agreement by and between Presence Bank and Douglas L. Byers, effective as of March 1, 2021 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)+

10.3   Change of Control Agreement by and between Presence Bank and Larry Witt, effective as of March 1, 2021 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)+

10.4   Supplemental Executive Retirement Plan with Janak M. Amin (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)+

10.5	Supplemental Executive Retirement Plan with Douglas L. Byers (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)+
10.6	Supplemental Executive Retirement Plan with Larry Witt (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)+
10.7	Presence Bank Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on January 28, 2022)+
10.8	PB Bankshares, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on September 29, 2022)+
10.9	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 of PB Bankshares, Inc. (File No. 333-268029), initially filed with the Securities and Exchange Commission on October 27, 2022)+
10.10	Form of Incentive Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 of PB Bankshares, Inc. (File No. 333-268029), initially filed with the Securities and Exchange Commission on October 27, 2022)+
10.11	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-8 of PB Bankshares, Inc. (File No. 333-268029), initially filed with the Securities and Exchange Commission on October 27, 2022)+
10.12	Purchase Agreement, dated as of November 7, 2022, by and between Presence Bank and 185 E Lincoln Highway (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on November 10, 2022)
10.13	Change of Control Agreement by and between Presence Bank and Lindsay Bixler, effective as of September 1, 2021 (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on March 28, 2023)+
10.14	Change of Control Agreement by and between Presence Bank and William H. Sayre, effective as of June 1, 2022 (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on March 28, 2023)+
10.15	Supplemental Executive Retirement Plan with Lindsay Bixler (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on March 28, 2023)+
10.16	Supplemental Executive Retirement Plan with William Sayre (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on March 28, 2023)+
10.17	Purchase and Sale Agreement, dated February 21, 2024, by and between Presence Bank and Ferfeldt Investments LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on February 27, 2024
21*	Subsidiaries of Registrant
23.1*	Consent of Independent Registered Public Accounting Firm, Yount, Hyde & Barbour, P.C.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Policy Relating to Recovery of Erroneously Awarded Compensation
101*	The following materials from the Company's Annual Report on Form 10-K, formatted in iXBRL: (i) Consolidated Statements of Condition, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to the Consolidated Financial Statements
104*	Cover Page Interactive Data File (formatted as Inline XBRL)

+   Indicates management contract, compensatory plan or arrangement of the Company.

Item 16. Form 10-K Summary

Not applicable**.**

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 1, 2024.


PB BANKSHARES, INC..

By: /s/ Janak M. Amin

Janak M. Amin
President and
Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Title	Date
/s/ Janak M. Amin Janak M. Amin	President and Chief Executive Officer and Director (Principal Executive Officer)	April 1, 2024
/s/ Lindsay S. Bixler Lindsay S. Bixler	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 1, 2024
/s/ Joseph W. Carroll Joseph W. Carroll	Chairman of the Board	April 1, 2024
/s/ Spencer J. Andress Spencer J. Andress	Director	April 1, 2024
/s/ Larry J. Constable Larry J. Constable	Director	April 1, 2024
/s/ Bony R. Dawood Bony R. Dawood	Director	April 1, 2024
/s/ Thomas R. Greenfield Thomas R. Greenfield	Director	April 1, 2024
/s/ John V. Pinno, III John V. Pinno, III	Director	April 1, 2024
/s/ Jane B. Tompkins Jane B. Tompkins	Director	April 1, 2024
/s/ M. Joye Wentz M. Joye Wentz	Director	April 1, 2024
/s/ R. Cheston Woolard R. Cheston Woolard	Director	April 1, 2024

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OUR LOCATIONS

COATESVILLE BRANCH (HEADQUARTERS)

📞 (610) 384-8282

📍 185 East Lincoln Highway
Coatesville, PA 19320

OXFORD BRANCH

📞 (610) 932-7756

📍 126 South Third Street
Oxford, PA 19363

ELIZABETHTOWN LOAN PRODUCTION OFFICE

📞 (717) 806-1131

📍 206 South Market Street
Elizabethtown, PA 17022

NEW HOLLAND BRANCH

📞 (717) 354-4696

📍 695 West Main Street
New Holland, PA 17557

GEORGETOWN BRANCH

📞 (717) 786-8800

📍 1099 Georgetown Road
Christiana, PA 17509

CAPITAL MARKET LOAN PRODUCTION OFFICE

📞 (717) 639-2558

📍 100 Market Street, Ste 101
Harrisburg, PA 17101





PB Bankshares, Inc. is the holding company for Presence Bank, which has served the residents and businesses of Chester and Lancaster County since 1919. Presence Bank, with its headquarters in Coatesville, PA, is focused on community banking.

Presence Bank's purpose statement is to strive to be the most loved bank that allows our families, customers, and communities to prosper. We have values that drive the way we treat each other daily and how we generate business for the long-term success of our company and the communities we serve.

PRESENCEBANK.COM
NASDAQ: PBBK